

2026

Annual General Meeting of Shareholders Proxy Statement



Peter Vanacker
Chief Executive Officer



Dear shareholders,

2025 challenged the entire chemical industry as we navigated what remains one of the longest downturns on record. Against this backdrop, LYB made deliberate business and financial decisions to preserve and grow value through the cycle and position the company for long-term success.

Rapid trade shifts, falling oil prices, global inflation and lingering oversupply compressed margins across our businesses. We responded by realigning the pace of our investments with market realities, preserving financial flexibility and future growth options, while continuing to invest where we can deliver durable value.

We maintained safe and reliable operations, optimized our portfolio and bolstered liquidity. As we enter 2026, we are confident these actions will position LYB to emerge stronger in the next upcycle.

A safe, reliable operator across cycles

Our top safety performance reflects our culture of safe and reliable operations grounded in continuous improvement. In 2025, our efforts established a new record in the company's history, with a total recordable incident rate of 0.12, among the best in our industry.

In addition to achieving leading safety performance, our focus on operational excellence also delivered strong results, including the successful execution of major turnarounds at some of our largest sites. With fewer turnarounds planned for 2026, we have enhanced our ability to meet customer needs.

Operational excellence was further highlighted by the achievement of a historic production milestone at our propylene oxide/tertiary-butyl alcohol (PO/TBA) facility in Channelview, which exceeded nameplate capacity, and the completion of the acetyls debottleneck at our La Porte Complex.

When it comes to pursuing continuous improvement across operations and functions, the way of working established through our Value Enhancement Program (VEP) also continues to deliver. VEP workstreams in 2025 further empowered us to turn bottom-up ideas into measurable value and exceeded company targets.

Deliberate business and financial decisions

Alongside our focus on safety, operational excellence and value generation, we continued to optimize our portfolio in line with our long-term strategy.

Our portfolio transformation is increasing our focus on core value chains while furthering access to low-cost feedstocks, as well as circular and renewable raw materials in select markets. Our work in 2025 is helping us pursue the lowest delivered cost to serve our customers in growing global markets and generate competitive shareholder value.

Notable portfolio moves in 2025:

- Following our joint feedstock allocation award from the Ministry of Energy of the Kingdom of Saudi Arabia, we began conducting a feasibility study with Sipchem for a world-scale, mixed-feed cracker. This exemplifies our approach to leveraging advantaged feedstocks and LYB technology to grow and upgrade our core and create value.

- During the second quarter, we announced the signing of our agreement with AEQUITA to sell four of our European Olefins & Polyolefins (O&P) assets. We expect to close the transaction in the second quarter of 2026. During 2025, we also permanently shut down our propylene oxide joint venture in the Netherlands. These divestments and closures shift our portfolio toward assets with higher margins and durable cost advantages.

- Our exit from the refining business at the end of the first quarter has helped decrease earnings volatility, avoid costly maintenance investments and reduce our emissions footprint.

- Our investment in circularity continued with the scale-up of our proprietary, catalytic chemical recycling technology, *MoReTec*. Construction of our first commercial-scale plant in Wesseling, Germany, is underway and expected to begin operations during 2027 with a 50 KTA capacity.

These portfolio actions were complemented by decisive cash management that preserved liquidity through the ongoing downturn.

We launched a Cash Improvement Plan, which achieved $800 million last year; well above the $600 million target relative to our 2025 internal plan. With this momentum, we are increasing the cumulative target from $1.1 billion to $1.3 billion by the end of 2026 and expect to generate an additional $500 million of cash relative to 2025 actuals[1]. Our team accomplished these initiatives by focusing on working capital management, fixed-cost reductions and deferring select U.S. projects[2]. Those include pausing further development of our Flex-2 propylene expansion project at Channelview and delaying the final investment decision of our *MoReTec*-2 chemical recycling unit.

In addition, we took deliberate steps to manage upcoming maturities by executing a $1.5 billion bond offering. In 2026, we will continue to conserve cash with additional, targeted measures, including a reduction in capital expenditures to $1.2 billion[3].

Strengthening our foundation

Throughout 2025, a clear theme guided our work and shaped our company's direction. Our employees worked tirelessly to manage current market realities while building stronger and more resilient foundations for our company.

Along with the board of directors and executive committee, I want to thank our employees for all they have accomplished.

What we achieved strengthens our strategic trajectory and reinforces our ability to execute with purpose. In 2026, we will continue upgrading the portfolio, preserving liquidity, and delivering best in class safety, reliability and customer service performance to drive lasting shareholder value.



Peter Vanacker

---

1. Cumulative Cash Improvement Plan target reflects value delivered in 2025 and 2026. 2025 is evaluated relative to the 2025 internal plan and 2026 will be measured relative to 2025 actuals.
2. Fixed cost reductions may be achieved through contract changes, reductions in employees and employee-related expenses or other means and excludes one-time annual implementation costs of <$50 million.
3. For 2026, we expect our CAPEX will be approximately $1.2 billion on an accrued basis. Our 2026 capital plan includes approximately $400 million for profit-generating growth projects and approximately $800 million of sustaining investment to keep our assets running safely and reliably. The capital plan continues to prioritize safe and reliable operations and ongoing construction of *MoReTec*-1.

2025 results



$(0.7) B
Net loss

$0.6 B
Net income excluding identified items

$(2.34)
Diluted loss per share



$1.70
Diluted EPS excluding identified items

$1.1 B
EBITDA



$2.5 B
EBITDA excluding identified items



$2.3 B
Cash from operating activities

95%
Cash conversion

Note: Identified items include adjustments for lower of cost or market ("LCM"), gain or loss on sale of business, asset write-downs in excess of $10 million in aggregate for the period, Cash Improvement Plan costs, site closures costs, European transaction costs and discontinued operations. See Appendix A of the 2026 Proxy Statement for information about our non-GAAP financial measures and the company's use of these measures including cash conversion, EBITDA, diluted earnings per share and net income excluding identified items.

Safety performance

Record-breaking 2025 results demonstrating our commitment to safe and reliable operations



Injuries per 200,000 hours worked

Legend: ■ LyondellBasell ■ ACC Top Quartile

Sources: American Chemistry Council (ACC) and LyondellBasell. Notes: Medium and large companies only. Includes employees and contractors.

Generating cash despite difficult market conditions

Consistent cash conversion through the bottom of the cycle



Cash conversion

Legend: ------ Through-cycle target

Note: Cash conversion equals net cash provided by operating activities divided by EBITDA excluding LCM, gain or loss on sale of business and asset write-downs in excess of $10 million in aggregate for the period.



Navigating the cycle with our strategic priorities intact

Timelines extended as we adapt execution to current market realities

	Focused execution	Accelerating	Realigning to market realities
Grow & upgrade the core	• Safe and reliable operations • Portfolio transformation: – Divestment of four European assets on track for completion in 2Q26 – Ceased refining operations and closed assets (e.g., Dutch PO JV) – Expanded Middle East presence	• Channelview PO/TBA exceeding benchmark rates • Investing in reliability at the La Porte acetyls assets	• Attractive organic growth (e.g., Flex-2, propylene expansion project at Channelview)
Build a profitable circular & low carbon solutions business	• *MoReTec*-1 construction expected 2027 startup	• Advocacy for supportive policy frameworks • Implementing low / no cost energy efficiency projects	• Building scale in regional hubs • Investments in carbon reduction • *MoReTec*-2
Step up performance & culture	• Focus on value and cash generation • Value Enhancement Program exceeded targets	• Cash Improvement Plan targeting $500 million in 2026 for a cumulative $1.3 billion by the end of 2026[1] • Transforming APS	

2025 goals achieved and target increased for 2026

Cash Improvement Plan increased to $1.3 billion by the end of 2026[1]

	2025 results	2026 outlook
Trade working capital	Reduced trade working capital by $400 million[2]	Disciplined trade working capital management while furthering fixed cost efficiencies within the organization
Fixed cost reduction[3]	Reduction of global workforce by 7%, ~1,350 employees, to lowest level since 2018	
CAPEX reduction[4]	Cash savings impacted by timing of payments	Prioritizing safety and reliability

Delivered ~$800 million[5] exceeding $600 million target	Targeting $500 million in 2026 cumulative $1.3 billion

Creating a sustainable European footprint

Aligned with LYB long-term strategy to strengthen profitability and resiliency



LYB 2024 global O&P footprint[6] — 61%, 30%, 9%

LYB post-divestiture global O&P footprint[6] — 68%, 21%, 11%

● Cost-advantaged regions[7]
● Europe
● Rest of the world

Note: Trade working capital equals the sum of accounts receivable and inventory minus accounts payable. Data includes Refining.
1. Cumulative Cash Improvement Plan target reflects value delivered in 2025 and 2026. 2025 is evaluated relative to the 2025 internal plan and 2026 will be measured relative to 2025 actuals.
2. Relative to internal plan. Includes trade working capital related to the pending European asset transaction.
3. Annual fixed cost reductions may be achieved through contract changes, reductions in employees and employee-related expenses or other means and excludes one-time annual implementation costs of <$50 million.
4. Cash CAPEX timing is affected by payment schedules and project phasing, resulting in a lag in realized cash impact relative to accruals.
5. Relative to LYB internal plan for 2025.
6. Capacities include LYB proportional share of JVs. Products including ethylene, propylene, PE, PP and *Catalloy*.
7. Cost-advantaged regions include United States and Middle East.

About LyondellBasell

We are LyondellBasell – a leader in the global chemical industry creating solutions for everyday sustainable living. Through advanced technology and focused investments, we are enabling a circular and low carbon economy.

Across all we do, we aim to unlock value for our customers, investors and society. As one of the world's largest producers of polymers and a leader in polyolefin technologies, we develop, manufacture and market high-quality and innovative products for applications ranging from sustainable transportation and food safety to clean water and quality healthcare.

Chair Letter

April 10, 2026
Dear fellow shareholders,
On behalf of the Board of Directors of LyondellBasell Industries N.V. ("LYB" or the "Company"), I am pleased to present our 2026 proxy statement.

The past year demanded resilience, clarity of purpose, and discipline from companies across the chemical industry. For LYB, 2025 was a year that tested our organization while also demonstrating the strength of the foundation we have built. I'm proud of how our employees and leadership team worked together to navigate a prolonged global downturn while advancing the strategic priorities essential to long-term value creation.

LEADING WITH SAFETY AND OPERATIONAL EXCELLENCE
Safety and operational excellence remain top priorities for the Board and the Company. In 2025, LYB delivered record safety performance that set a new benchmark for the Company. This achievement reflects a culture where rigorous operational discipline guides every decision – from day-to-day reliability efforts to successfully executing major turnarounds on time and on budget.

ADVANCING PORTFOLIO TRANSFORMATION
While managing through the cycle, LYB continued to reposition our portfolio to strengthen competitiveness and future growth potential. The Company made meaningful progress toward shifting a larger share of production toward regions with structural cost advantages, exited the refining business, advanced key divestitures in Europe, and continued work on strategic joint ventures in feedstock-advantaged regions. At the same time, the Company progressed projects central to our circularity and low-carbon ambitions with the continued development of proprietary catalytic chemical recycling technology, *MoReTec*.

NAVIGATING THE CYCLE
Through the prolonged downcycle, the Company prioritized actions within our control – protecting liquidity, improving cost efficiency, and moderating capital spending to align with more favorable market timing. We launched a Cash Improvement Plan in April 2025, and our Value Enhancement Program continues to deliver positive results. These efforts helped preserve financial flexibility while allowing the Company to continue investing in assets and technologies that support our long-term strategic direction.

BOARD AND LEADERSHIP
Our Board, which I am proud to chair, continues to serve LYB and our shareholders through strong oversight, strategic guidance, and commitment to our values. The Board remained deeply engaged throughout 2025, and we continued our own refreshment efforts to ensure we maintain the right mix of skills and global experience to support the Company through an evolving industry landscape.

SHAREHOLDER VOTING
Your vote is important, and we encourage you to read the attached proxy statement and cast your vote as soon as possible to ensure your shares are represented at the meeting. Thank you for your investment in LYB.

JACQUES AIGRAIN

Chair of the Board

Notice of and Agenda for 2026 Annual General Meeting of Shareholders

MEETING INFORMATION

FRIDAY, MAY 22, 2026
8:00 a.m. Local Time

HILTON HOTEL
Schiphol Airport, Schiphol Blvd. 701
1118 BN Schiphol, the Netherlands

ITEMS OF BUSINESS

1. Elect our Board of Directors;
2. Discharge our directors from liability in connection with the exercise of their duties during 2025;
3. Adopt our 2025 Dutch statutory annual accounts;
4. Appoint the external auditor for our 2026 Dutch statutory annual accounts;
5. Ratify the appointment of our independent registered public accounting firm;
6. Provide an advisory vote on our executive compensation (say-on-pay);
7. Authorize the repurchase of up to 10% of our issued share capital;
8. Approve the cancellation of all or a portion of the shares held in our treasury account; and
9. Approve amendments to our Long Term Incentive Plan.

We will also discuss our corporate governance, dividend policy, and executive compensation program.

By order of the Board,

Charity R. Kohl

CHARITY R. KOHL
Corporate Secretary
April 10, 2026

HOW TO VOTE

Your vote is important. You are eligible to vote if you are a shareholder of record at the close of business on April 24, 2026.



ONLINE
Visit the website on your proxy card



BY MOBILE DEVICE
Scan this QR code to vote with your mobile device



BY PHONE
Call the telephone number on your proxy card



BY MAIL
Sign, date and return your proxy card in the enclosed envelope



IN PERSON
Attend the annual meeting in person. See page 91

If you are a registered shareholder, you may vote online at www.proxyvote.com, by telephone, or by mailing a proxy card. If you hold your shares through a bank, broker, or other institution, you may vote your shares through the method specified on the voting instruction form provided to you. You may also attend the annual general meeting in person. If you intend to attend the meeting, notice must be given to the Company on or before May 15, 2026. See page 91 for more information.

Important Notice Regarding Availability of Proxy Materials for the 2026 Annual General Meeting

This proxy statement and our 2025 annual report to shareholders are available on our website at *Investors.LyondellBasell.com* by clicking "Financials," then "Annual Reports." This proxy statement is first being mailed and delivered electronically to shareholders on or about April 10, 2026. If you wish to receive future proxy statements and annual reports electronically rather than receiving paper copies in the mail, please see page 93 for instructions. This approach can provide information to you more conveniently, while reducing the environmental impact of our annual general meeting and helping to reduce our distribution costs.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

The statements in this proxy statement relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are based upon assumptions of management of LYB which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. When used in this proxy statement, the words "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "target" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Actual results could differ materially based on factors including, but not limited to, market conditions, including the prolonged industry downturn, the business cyclicality of the chemical and polymers industries; industry production capacities, operating rates, and the pace of global capacity rationalizations; the availability, cost and price volatility of raw materials and utilities, particularly the cost of oil, natural gas, and associated natural gas liquids; competitive product and pricing pressures; the supply/demand balances for our and our joint ventures' products; the impacts of tariffs and trade disruptions; our ability to maintain our investment-grade credit balance sheet and execute our capital allocation strategy, including our ability to pay dividends; our ability to comply with debt covenants and repay our debt; labor conditions; our ability to attract and retain key personnel; operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, supplier disruptions, labor shortages, strikes, work stoppages or other labor difficulties, transportation interruptions, spills and releases and other environmental risks); our ability to manage costs; future financial and operating results; our ability to complete capital projects on time and on budget and successfully operate the asset; our ability to align our assets and grow and upgrade our core, including completing the sale of certain European assets; our ability to successfully implement initiatives identified pursuant to our Value Enhancement Program and generate anticipated earnings; our ability to reduce our fixed costs, working capital and capital expenditures and increase cash flow; legal and environmental proceedings; tax rulings and related consequences or proceedings; technological developments, and our ability to develop new products and process technologies; our ability to meet our sustainability goals, including the ability to operate safely, increase production of recycled and renewable-based polymers, and reduce our emissions and achieve net zero emissions by the time set in our goals; our ability to procure energy from renewable sources; our ability to build a profitable Circular & Low Carbon Solutions business; our ability to improve the business performance of our Advanced Polymers Solutions segment and its ability to secure new customers; potential governmental regulatory actions; political unrest and terrorist acts; and risks and uncertainties posed by international operations, including foreign currency fluctuations. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the "Risk Factors" sections of our Form 10-K for the year ended December 31, 2025, which can be found at Investors.LyondellBasell.com by clicking "Financials," then "Annual Reports," and on the Securities and Exchange Commission's website at www.sec.gov. There is no assurance that any of the actions, events or results of the forward-looking statements will occur, or if any of them do, what impact they will have on our results of operations or financial condition. Forward-looking statements speak only as of the date they were made and are based on the estimates and opinions of management of LYB at the time the statements are made. LYB does not assume any obligation to update forward-looking statements should circumstances or management's estimates or opinions change, except as required by law. References to our website in this proxy statement are provided as a convenience, and the information on our website is not, and shall not be deemed to be a part of this proxy statement or incorporated into any other filings we make with the Securities and Exchange Commission.

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. The summary does not include all of the information you should consider before voting your shares, and we encourage you to read the full proxy statement carefully.

Annual General Meeting

Date and Time
Friday, May 22, 2026
8:00 a.m. Local Time

Place
Hilton Hotel, Schiphol Airport
Schiphol Blvd. 701
1118 BN Schiphol, the Netherlands

Record Date
Friday, April 24, 2026

Agenda and Voting Recommendations

Item		Board Recommendation	Page
1	Election of 12 directors	✅ **FOR** all nominees	8
2	Discharge of directors from liability	✅ **FOR**	35
3	Adoption of Dutch statutory annual accounts	✅ **FOR**	35
4	Appointment of auditor of Dutch statutory annual accounts	✅ **FOR**	36
5	Ratification of independent registered public accounting firm	✅ **FOR**	36
6	Advisory vote on executive compensation (say-on-pay)	✅ **FOR**	39
7	Authorization to conduct share repurchases	✅ **FOR**	77
8	Cancellation of shares	✅ **FOR**	78
9	Amendments to our Long Term Incentive Plan	✅ **FOR**	79

Corporate Governance Highlights

✅ **Annual election of directors**

✅ **Independent Board** (11 of 12 director nominees)

✅ **Independent Board Chair and Committees** (100% of directors on each Board Committee are independent)

✅ **Executive sessions** at each regularly scheduled Board and Committee meeting

✅ **Annual self-assessments** for the Board and each Committee, including individual assessments for the Chair and directors

✅ **Board refreshment** supported by mandatory retirement age and annual Board self-assessments

✅ **Board diversity** (4 female director nominees and 2 ethnically/racially diverse director nominees)

✅ **Shareholder rights and engagement** (one class of voting stock, no poison pill, ongoing shareholder engagement)

✅ **Code of Conduct,** most recently revised in February 2025, supported by whistleblower helpline and robust compliance program

✅ **Board oversight** of strategy, risk management, capital allocation, cybersecurity, human capital management and sustainability

✅ **Regular succession planning** for directors and executive management with focus on talent development

✅ **High director attendance** and engagement, with average meeting attendance of 98% in 2025

✅ **Policies prohibiting insider trading** for directors, executives, employees and LYB

✅ **Stock ownership guidelines** for directors and executives and policy against hedging and pledging LYB shares


2026 Director Nominees

All Committee memberships shown in the table below have been effective since March 1, 2025.

Nominee	Age	Years of Service	Independent	Audit	C&TD	NomGov	HSE&S	Finance	Other Public Boards
Jacques Aigrain	71	15	**YES**	●		●		●	2
Lincoln Benet	62	11	**YES**			●		👤	1
Robin Buchanan	74	15	**YES**			●	●		0
Anthony Chase	71	5	**YES**	●	●				3
Robert Dudley	70	5	**YES**				●	●	2
Claire Farley	67	12	**YES**	●		👤			2
Rita Griffin	63	3	**YES**		●		👤		0
Michael Hanley	60	8	**YES**	👤				●	2
Virginia Kamsky	72	4	**YES**		●		●		0
Bridget Karlin	69	2	**YES**	●		●		●	2
Albert Manifold	63	7	**YES**		👤		●		2
Peter Vanacker	60	4	CEO						1



👤 Chair   ● Member



Tenure

7.6 years
Average tenure

- 0 to 4: 4
- 5 to 8: 4
- More than 8: 4

Age

66.8 years
Average age

- 50's: 0
- 60's: 7
- 70's: 5

Independence

11/12
Independent Directors

Attendance

98%
Meeting Attendance



Demographic Summary

50% Gender or Ethnically/Racially Diverse Nominees

4/12
Women **33%**

2/12
Ethnically/Racially Diverse **17%**

7/12
Non-U.S. or Dual Citizen **58%**



2 women
SERVING AS COMMITTEE CHAIRS

2025 Performance Overview

In 2025, LyondellBasell demonstrated resilience and disciplined execution in the face of a prolonged industry downturn. Even amid challenging global market conditions, our teams continued to deliver record safety performance and operational excellence, optimize our portfolio, and advance initiatives that support sustainable growth. Our disciplined capital allocation approach, paired with ongoing cost-efficiency measures, positioned the Company to preserve liquidity and maintain our commitment to delivering returns for shareholders.

$(738) M	$563 M	$2.5 B	$2.0 B
Net Loss	Net Income ex. Identified Items*	EBITDA ex. Identified Items*	Returned To Shareholders

* See Appendix A for information about our non-GAAP financial measures and for reconciliations or calculations of these financial measures. Identified items include adjustments for lower of cost or market ("LCM"), gain or loss on sale of business, asset write-downs in excess of $10 million in aggregate for the period, Cash Improvement Plan costs, site closure costs, European transaction costs and discontinued operations.

STRATEGY	Advanced key elements of our long-term strategy to grow and upgrade the core and progress our circular and low-carbon ambitions	**PORTFOLIO OPTIMIZATION**	Reinforced cost-advantaged positions through strategic expansions, partnerships, divestitures, and closures
SAFETY	Achieved lowest injury rate, fewest personal injuries, and best environmental performance in company history	**OPERATIONAL EXCELLENCE**	Successfully executed major turnarounds on time and on budget, enhanced reliability, and improved efficiency across our global network.
FINANCIAL DISCIPLINE	Proactively preserved liquidity and financial flexibility while pacing capital investments to preserve optionality through the cycle	**SHAREHOLDER RETURNS**	Delivered disciplined shareholder returns, marking the 15th consecutive year of regular dividend growth

2025 Executive Compensation Highlights

We are committed to a pay for performance philosophy, and our compensation programs align executive and shareholder interests by tying a significant amount of compensation to our financial, business, and strategic goals. Our Compensation and Talent Development ("C&TD") Committee continually monitors compensation best practices, the effectiveness of our compensation programs, and their alignment with our compensation philosophy. In 2025, prolonged challenging market conditions negatively impacted EBITDA, offset by our strong performance on the safety, sustainability, and value creation metrics, resulting in annual bonuses paying slightly below target. Our performance share units ("PSUs") granted in 2023 under our long-term incentive program, with a three-year performance period ended December 31, 2025, earned 25% of target, reflecting the fact that our total shareholder return ("TSR") was negative and fell in the lower half of selected peers and our free cash flow ("FCF") per share fell well below the target set by our C&TD Committee due to the continuing challenging market environment in 2025. For more information on our annual bonus performance metrics, see "2025 Executive Compensation Decisions in Detail" on page 48.



2025 Annual Bonus Payout

Business Results		Safety Performance		Sustainability		Value Creation		
60%	+	20%	+	10%	+	10%	=	**Overall Payout**
EBITDA Performance against adjusted EBITDA budget		**TRIR (50%)** Injury rate **PSIR (50%)** Process safety incident rate		**Milestones** - Energy efficiency - Produce and market recycled/renewable-based polymers		**Milestones** Achievement of incremental EBITDA targets		
Result: 0% Payout		**Result:** 173% Payout		**Result:** 126% Payout		**Result:** 200% Payout		**67%**

Item 1
Election of Directors



The Board recommends that you vote FOR the election of each of the nominees to our Board of Directors.

The Board of Directors of LYB recommends that each of the twelve director nominees introduced below be elected to our Board, in each case for a term ending at our 2027 annual general meeting of shareholders. All of the nominees are current directors elected by shareholders at the 2025 annual general meeting.

Our Board

Our goal is to have a Board that provides effective oversight of the Company through the appropriate balance of experience, expertise, skills, competencies, specialized knowledge, and other qualifications and attributes. Director candidates also must be willing and able to devote the time and attention necessary to engage in relevant, informed discussion and decision-making. Our Nominating and Governance Committee focuses on Board succession planning and refreshment and is responsible for recruiting and recommending nominees to the full Board for election. The Committee considers the qualifications, contributions, and outside commitments of each current director, as well as the results of annual Board self-assessments and management assessments, in determining whether he or she should be nominated for reelection. Many of our directors serve on the boards and board committees of other companies, and the Committee believes this service provides additional experience and knowledge that improve the functioning of our own Board. Our Board Profile, which is available on our website, provides general principles for the composition, expertise, background, diversity and independence of the Board and guides our Nominating and Governance Committee on the nomination and appointment of directors.

Director Nominees’ Independence, Tenure, and Experience

This section provides information on our director nominees for the 2026 annual general meeting. Each of the eleven non-executive directors nominated to our Board is independent.

Our director nominees provide the Board with a broad range of perspectives across various attributes, including the qualifications, skills, individual characteristics and tenure profiles identified below. The Board believes that its current composition provides the breadth of experience, industry insight, and strategic capabilities necessary to effectively oversee the Company’s business. Our directors bring complementary backgrounds across governance, risk management, operations, finance, M&A, technology, sustainability, and international markets. Collectively, their skills align with the Company’s strategic priorities, enabling thoughtful oversight of long-cycle strategic investments and evolving market challenges. Through regular evaluation and ongoing director development, the Board and the Nominating and Governance Committee remain committed to ensuring that the collective expertise, judgment, and diversity of perspectives represented in the boardroom position the Company for long-term value creation.

In accordance with goals we set as required under Dutch law, we continue to have at least 33% of the seats on our Board held by men and at least 33% by women.

Independence









11/12
Independent Directors

Demographic Summary

50% Gender or Ethnically/ Racially Diverse Nominees
4/12
Women 33%
2/12
Ethnically/Racially Diverse 17%
7/12
Non-U.S. or Dual Citizen 58%

Age

66.8 years average age

0
7
5
50’s
60’s
70’s

Tenure

7.6 years average tenure

4
4
4
0 to 4
5 to 8
More than 8



	DIRECTOR EXPERIENCE AND EXPERTISE	Aigrain	Benet	Buchanan	Chase	Dudley	Farley	Griffin	Hanley	Kamsky	Karlin	Manifold	Vanacker
CORE COMPETENCIES	**CEO / EXECUTIVE MANAGEMENT EXPERIENCE** Experience serving as CEO or holding executive roles in large or global organizations and/or executive management experience	●	●	●	●	●	●	●	●	●	●	●	●
	RISK MANAGEMENT Experience identifying and assessing enterprise risks, including board/ executive experience overseeing or implementing enterprise risk management programs	●	●	●	●	●	●	●	●	●	●	●	●
	CORPORATE FINANCE CFO experience or experience with financial oversight, capital allocation, budgeting, accounting, financial reporting, financial audits, and internal controls	●	●	●	●		●	●	●	●	●	●	●
	CORPORATE STRATEGY Corporate strategic planning experience, including experience leading business transformation, long-term growth initiatives, and/or enterprise-wide operations	●	●	●	●	●	●	●	●	●	●	●	●
	CORPORATE GOVERNANCE Deep understanding of NYSE governance standards, Dutch governance standards, board and committee responsibilities, and fiduciary duties	●	●	●	●	●	●	●	●	●	●	●	●
	PUBLIC COMPANY DIRECTOR Service on boards of other publicly traded companies; experience with board dynamics, shareholder engagement, and regulatory compliance	●	●	●	●	●	●	●	●	●	●	●	●
STRATEGIC SKILLS	**INDUSTRY EXPERIENCE** Board/senior leadership roles in the international chemical industry; deep understanding of market dynamics, supply chains, and competitive positioning	●		●				●		●			●
	MERGERS & ACQUISITIONS Led or advised on M&A deals, divestitures, joint ventures, strategic partnerships, and other strategic transactions	●	●	●	●	●	●	●	●	●	●	●	●
	HEALTH, SAFETY, AND ENVIRONMENTAL EXPERIENCE Oversight of HSES programs and initiatives; experience with workplace safety, environmental compliance, and social responsibility issues					●		●	●	●	●	●	●
	HUMAN CAPITAL MANAGEMENT Led workforce, talent development or organizational culture initiatives; experience with succession planning, human resources, diversity, and culture	●	●	●	●	●	●	●	●	●	●	●	●
	INFORMATION SYSTEMS AND SECURITY Experience with designing or overseeing systems, processes, and/or infrastructure that protect the storage of information and manage digital risks									●	●		●
	TECHNOLOGY AND INNOVATION Experience with technology-related business, digital transformation, AI, or emerging technology		●		●	●			●	●	●		●
	PUBLIC POLICY AND COMPLIANCE Government relations, legal, regulatory compliance and/or public policy experience	●	●		●	●				●	●		●
	ATTRIBUTES												
	Demographics												
	African American or Black				●								
	Caucasian or White	●		●		●	●	●	●	●	●	●	●
	Hispanic or Latino		●										
	Gender/Identity												
	Male	●	●	●	●	●			●			●	●
	Female						●	●		●	●		
	LGBTQ+		●										


Director Nominations

The Board is responsible for nominating candidates for Board membership, and our Nominating and Governance Committee is responsible for recommending director candidates to the Board. Potential candidates may also be recommended to the Nominating and Governance Committee for consideration by other directors, management, and our shareholders. From time to time, the Committee works with outside search firms to assist with identifying and evaluating director candidates.

A shareholder who wishes to recommend a director candidate should submit a written recommendation to our Corporate Secretary by email or regular mail. The recommendation must include the name of the nominated individual, relevant biographical information, and the individual's consent to be nominated and to serve if elected. The Corporate Secretary may request additional information to assist the Nominating and Governance Committee in its evaluation. Our Nominating and Governance Committee uses the same process to evaluate shareholder nominees as it does in evaluating nominees identified by other sources. For our 2027 annual general meeting of shareholders, recommendations must be received by December 11, 2026 to be considered.



BY EMAIL

send an email to
CorporateSecretary@LyondellBasell.com



BY MAIL

LyondellBasell Industries N.V.
c/o Corporate Secretary
4th Floor, One Vine Street
London W1J 0AH, United Kingdom

2026 Nominees to the Board

On the recommendation of the Nominating and Governance Committee, the Board has nominated each of the twelve directors elected by shareholders at our 2025 annual general meeting. In evaluating these nominees, the Nominating and Governance Committee considered the results of the 2025 Board evaluation as well as each nominee's background and skill set. These twelve individuals have a diverse array of expertise, experience, and leadership skills that support the Company's strategy. Each nominee has consented to serve as a director if elected. We introduce our twelve nominees below.



Jacques Aigrain, 71

French-Swiss

Non-Executive Director since 2011;
Chair since 2018

INDEPENDENT

Committees
- Audit Committee
- Nominating and Governance Committee
- Finance Committee

Biography

Mr. Aigrain is our Chair of the Board and a retired Senior Advisor and Partner of Warburg Pincus, a global private equity firm. Prior to joining Warburg Pincus in 2013, Mr. Aigrain spent nine years at SwissRe AG, a publicly traded insurance company, including as Chief Executive Officer, and 20 years in global leadership roles at J.P. Morgan in New York, London and Paris. He also has many years of experience as a director of public and multinational organizations, including The London Stock Exchange Group plc, WPP plc, a multinational advertising and public relations company, and currently, Clearwater Analytics Holdings Inc., a maker of financial software products. He also currently serves as chair of the board of TradeWeb Markets Inc., an international financial services company. He holds a doctorate in economics from Université Paris-Sorbonne and a master's in economics from Université Paris Dauphine – PSL. Mr. Aigrain's more than 30 years of financial services and management background, including extensive executive and board experience, provide him with expertise in strategy development and implementation, mergers and acquisitions, finance, and capital markets. Additionally, he brings substantial knowledge of board and governance matters to the Board.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Industry Experience
- Mergers & Acquisitions
- Human Capital Management
- Public Policy and Compliance

Other Current Public Directorships

- Clearwater Analytics Holdings Inc. (since 2021)
- TradeWeb Markets Inc. (since 2022)

Former Public Directorships

- The London Stock Exchange Group plc (2013-2022)
- WPP plc (2013-2022)

Lincoln Benet, 62

American-British

Non-Executive Director since 2015

INDEPENDENT

Committees
- Nominating and Governance Committee
- Finance Committee (Chair)

Biography

Mr. Benet has served as Chief Executive Officer of Access Industries, a privately-held investment company with world-wide holdings, since 2006. Prior to joining Access, he spent 17 years at Morgan Stanley, including as Managing Director. Mr. Benet also has experience serving on the boards of several privately held and publicly traded companies, including those in the investment, music and publishing, oil and gas pipes and tubing, cement, sports media, and petrochemicals industries. As a result of this background, he brings to our Board a working knowledge of global markets, mergers and acquisitions, executive management, strategic planning, and corporate strategy, as well as extensive experience with international finance and corporate finance matters, including treasury, insurance, and tax. Mr. Benet received his M.B.A. from Harvard Business School and his B.A. in Economics from Yale University. Mr. Benet possesses significant experience advising and managing publicly traded and privately held enterprises and brings substantial knowledge of corporate finance and strategic business planning activities to the Board.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Mergers & Acquisitions
- Human Capital Management
- Technology and Innovation
- Public Policy and Compliance

Other Current Public Directorships

- Warner Music Group Corp. (since 2011; public since 2020)



Robin Buchanan, 74

British

Non-Executive Director since 2011

INDEPENDENT

Committees
- HSE&S Committee
- Nominating and Governance Committee

Biography

Mr. Buchanan has previously served as Dean and President of London Business School, the Chairman of PageGroup plc, a global specialist recruitment company, a director of Schroders plc, a global asset management firm, a director of Cicap Ltd, a global private equity firm, and a director of Bain & Company Inc., a global business consulting firm. Prior to that, he served as the Managing Partner of Bain in the UK, Senior Partner for the UK and South Africa, as well as Senior Advisor. Mr. Buchanan retired from Bain as Senior Advisor in June 2024. Until August 2023, Mr. Buchanan also served as an advisor to Access Industries and Non-Executive Chairman of its Advisory Board. Mr. Buchanan's experience as a board member of publicly traded, private, and charitable companies, Dean of a leading Business School, and long tenure with Bain provide him with deep experience in strategy, leadership, board effectiveness, business development, and acquisitions across most industry sectors, including considerable involvement with chemicals and energy in Europe. He also brings a wealth of experience in board and governance matters, particularly as related to multi-national companies. Mr. Buchanan is a Chartered Accountant and a published author on strategy, acquisitions, leadership, board effectiveness, corporate governance, and compensation. Mr. Buchanan received his FCA from the Institute of Chartered Accountants in England & Wales and his M.B.A. with High Distinction from Harvard Business School.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Industry Experience
- Mergers & Acquisitions
- Human Capital Management

Former Public Directorships

- Schroders plc (2010-2019)



Anthony Chase, 71

American

Non-Executive Director since 2021

INDEPENDENT

Committees
- Audit Committee
- C&TD Committee

Biography

Mr. Chase is the former Chairman and Chief Executive Officer of ChaseSource, L.P., a staffing, facilities management, and real estate development firm founded by him in 2006 and recognized as one of the nation's largest minority-owned businesses by Black Enterprise Magazine. Prior to ChaseSource, Mr. Chase founded and sold three successful ventures: Chase Radio Partners, Cricket Wireless and ChaseCom. He is also a principal owner of the Marriott Hotel at George Bush Intercontinental Airport in Houston and the Principle Auto Toyota dealership in greater Memphis. He currently serves as a director of Cullen/Frost Bankers, Inc., a financial holding company, Nabors Industries, an operator of drilling rig fleets and provider of offshore platform rigs, and National Energy Services Reunited Corp, an oilfield service provider. Mr. Chase is a Professor of Law Emeritus at the University of Houston Law Center, a member of the Council on Foreign Relations, and serves on the board of numerous Houston-based non-profits including the Greater Houston Partnership, the Greater Houston Community Foundation, the M.D. Anderson Board of Visitors, and the Texas Medical Center. He previously served as Deputy Chairman of the Federal Reserve Bank of Dallas. Mr. Chase is an honors graduate of Harvard College, Harvard Law School and Harvard Business School. He has received many awards, including the American Jewish Committee's 2016 Human Relations Award, Houston Technology Center's 2015 Entrepreneur of the Year, NAACP 2013 Mickey Leland Humanitarian Award, GHP 2013 Bob Onstead Leadership Award, the 2012 Whitney M. Young Jr. Service Award, Ernst & Young's Entrepreneur of the Year Award, Bank of America's Pinnacle Award and UH Law Center's Baker Faculty Award.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Mergers & Acquisitions
- Human Capital Management
- Technology and Innovation
- Public Policy and Compliance

Other Current Public Directorships

- Nabors Industries Ltd. (since 2019)
- Cullen/Frost Bankers, Inc. (since 2020)
- National Energy Services Reunited Corp (since 2024)

Former Public Directorships

- Par Pacific Holdings, Inc. (2021-2024)
- Heritage-Crystal Clean, Inc. (2020-2022)
- Anadarko Petroleum Corporation (2014-2019)



Robert Dudley, 70

American-British

Non-Executive Director since 2021

INDEPENDENT

Committees
- Finance Committee
- HSE&S Committee

Biography

Mr. Dudley is Chairman of the international industry-led Oil and Gas Climate Initiative, which aims to accelerate the oil and gas industry's response to climate change, and Chair of the Accenture Global Energy Board. He served as the Group Chief Executive of BP plc, a global energy provider, from 2010 to 2020. He was appointed to the board of BP in 2009, and previous executive roles with BP include Alternative and Renewable Energy activities and responsibility for BP's upstream business in Russia, the Caspian region, and Africa. Mr. Dudley is a Fellow of the Royal Academy of Engineering, and received an M.B.A. from Southern Methodist University and a B.S. in Chemical Engineering from the University of Illinois. As the former CEO of a multinational oil and gas company, he has acquired extensive executive management experience and knowledge of the energy industry, including a leadership role in advancing decarbonization plans and other key sustainability initiatives. He also serves as chairman of the board of Axio, a leading SaaS provider of cyber risk management and quantification solutions, and director of 8 Rivers Capital LLC, a private firm leading the invention and commercialization of technologies for the global energy transition. Mr. Dudley has over 40 years of experience in strategic planning, risk management (including risks related to climate change), international operations, and health, safety, environmental and operational matters.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Mergers & Acquisitions
- HSE Experience
- Human Capital Management
- Technology and Innovation
- Public Policy and Compliance

Other Current Public Directorships

- Freeport-McMoRan Inc. (since 2021)
- Saudi Aramco (since 2024)

Former Public Directorships

- Rosneft Oil Company (2013-2022)
- BP plc (2009-2020)

Claire Farley, 67

American

Non-Executive Director since 2014

INDEPENDENT

Committees
- Audit Committee
- Nominating and Governance Committee (Chair)

Biography

Ms. Farley served as a partner at KKR Management, LLC, a global investment firm, from 2013 until her retirement in 2016, and subsequently served as Vice Chair of the Energy business from 2016 to 2017 and Senior Advisor from 2017 to 2022. Prior to joining KKR, Ms. Farley co-founded RPM Energy, a privately-owned oil and natural gas exploration and development company. Before that, she served as Chief Executive Officer of Randall & Dewey, an oil and gas asset transaction advisory firm, from 2002 to 2005, when Randall & Dewey became the oil and gas investment banking group of Jefferies & Company, where she served as Co-President and Senior Advisor from 2005 to 2008. Previously, she served as chief executive officer of Intelligent Diagnostics Corp. from 1999 to 2001, and of Trade-Ranger Inc. from 2001 to 2002. Her oil and gas exploration experience includes positions at Texaco from 1981 to 1999, including as president of worldwide exploration and new ventures, as president of North American production, and as chief executive officer of Hydro-Texaco Inc. Ms. Farley earned a bachelor's degree from Emory University. She brings to the Board experience in business development, finance, mergers, acquisitions, and divestitures, as well as knowledge of the chemical industry's feedstocks and their markets. She also has experience in all matters of executive management and a deep understanding of public company and governance matters due to her current and prior service on the boards of companies including Anadarko Petroleum Corporation, Crescent Energy Company, and TechnipFMC.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Mergers & Acquisitions
- Human Capital Management

Other Current Public Directorships

- TechnipFMC plc (since 2009, public since 2017)
- Crescent Energy Company (since 2021)

Former Public Directorships

- Anadarko Petroleum Corporation (2017-2019)



Rita Griffin, 63

American

Non-Executive Director since 2023

INDEPENDENT

Committees
- C&TD Committee
- HSE&S Committee (Chair)

Biography

Ms. Griffin served as the Chief Operating Officer of Global Petrochemicals at BP plc, one of three main divisions of BP's downstream business, from 2015 to 2020. Previously, she served in a number of leadership positions within BP plc's manufacturing, logistics, retail and functional organizations. Ms. Griffin began her career at Amoco and Standard Oil (Indiana), which was acquired by BP plc in 1998. She is a Certified Public Accountant and Certified Managerial Accountant, and received her master of management from Northwestern University and bachelor of business administration in accounting from Northern Illinois University. With over 30 years of experience in global oil and gas and chemicals businesses, Ms. Griffin has considerable experience in developing and implementing strategies and leading substantial transformation programs. She has previously served on the board of directors of Royal Mail Group PLC, an international postal service and courier company, where she provided oversight for environment strategy and implementation, health, safety and security, ethics and compliance, culture and employee engagement, governance and community stakeholder engagement, and customer satisfaction.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Industry Experience
- Mergers & Acquisitions
- HSE Experience
- Human Capital Management

Former Public Directorships

- Royal Mail Group PLC (2016-2022)

Michael Hanley, 60

Canadian

Non-Executive Director since 2018

INDEPENDENT

Committees
- Audit Committee (Chair)
- Finance Committee

Biography

Mr. Hanley has more than 30 years of experience in senior management and finance roles, including as Chief Financial Officer of Alcan, a Canadian mining company and aluminum manufacturer, President and CEO of Alcan's Global Bauxite and Alumina business group, and Senior Vice President, Operations & Strategy of the National Bank of Canada. He brings strong financial and operational experience, deep knowledge of capital-intensive and process industries, experience with U.S. and international accounting standards, and a broad understanding of international markets. Mr. Hanley also has significant experience on public company boards, including in the roles of lead director, chair of the board, and audit committee chair, and has an appreciation for corporate governance matters and the board's role in financial oversight. He currently serves as a director of Cogeco Inc., a major North American telecommunications and media company, and its publicly-traded subsidiary, Cogeco Communications, Inc. He previously served as chair of the board of EQB Inc., which provides personal and commercial banking services, and as lead director and audit committee chair of Nuvei Corporation and BRP Inc. He is also a member of the Quebec Order of Chartered Professional Accountants. Mr. Hanley received his bachelor of business administration from HEC Montreal.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance
- Public Company Director
- Mergers & Acquisitions
- HSE Experience
- Human Capital Management
- Technology and Innovation

Other Current Public Directorships

- Cogeco Inc. (since 2026)
- Cogeco Communications, Inc. (since 2026)

Former Public Directorships

- EQB Inc. (2022-2024)
- Nuvei Corporation (2020-2023)
- BRP, Inc. (2012-2022)
- Shawcor Ltd. (2015-2021)



Virginia Kamsky, 72

American

Non-Executive Director since 2022

INDEPENDENT

Committees
- C&TD Committee
- HSE&S Committee

Biography

Ms. Kamsky is the Chair and Chief Executive Officer of Kamsky Associates, Inc., a firm she founded in 1980 and the first U.S. advisory firm approved to provide strategic advisory services in China. Ms. Kamsky began her career at Chase Manhattan Bank (now JPMorgan Chase Bank) and served in various capacities of increasing seniority, including as Second Vice President of Chase and head of Chase's Corporate China Division. She has also served as a member of the US Secretary of the Navy Advisory Panel from 2009 to 2017 and as Chairman and CEO of China Institute in America from 2003 to 2013. She has been awarded the Navy Distinguished Civilian Service Award, the highest honorary award the Secretary of the Navy can confer on a civilian employee, selected as one of America's 25 Top Asia Hands by Newsweek Magazine, and recognized as an Outstanding Public Company Director by the Financial Times. Ms. Kamsky received a B.A. cum laude from Princeton University, a Masters from the Princeton School of International Affairs and an honorary PhD in Humanities from Middlebury, which was conferred in August 2025 for her studies there in the Japanese Immersion Program. Ms. Kamsky also served on the Board of Trustees of Princeton University. She brings to the Board a strong background in strategy and deep knowledge of the Asia-Pacific market. She also has extensive public company board experience, including at W.R. Grace & Co., Sealed Air Corporation, Olin Corporation, Tecumseh Products Company, Foamex International, Tate & Lyle PLC, Shorewood Packaging, Spectrum Brands, Kadem Sustainable Impact Corp. and Dana Incorporated.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance

- Public Company Director
- Industry Experience
- Mergers & Acquisitions
- HSE Experience

- Human Capital Management
- Information Systems and Security
- Technology and Innovation
- Public Policy and Compliance

Former Public Directorships

- Dana Incorporated (2011-2024)
- Kadem Sustainable Impact Corp. (2021-2023)

Bridget Karlin, 69

American

Non-Executive Director since 2024

INDEPENDENT

Committees
- Audit Committee
- Nominating and Governance Committee
- Finance Committee

Biography

Ms. Karlin served as the senior vice president of information technology for Kaiser Permanente, the nation's largest not-for-profit integrated health care system, from 2021 to 2024. Previously, she served as the global chief technology officer of IBM's multi-billion-dollar Global Technology Services business from 2017 to 2021. Before joining IBM, she held senior leadership roles at Intel Corporation, as general manager of its Internet of Things division, and prior to that, as general manager of Intel's Hybrid Cloud business. Additionally, she has served in executive positions as vice president at U.S. Bank, as managing director at Redleaf Venture Capital, and as president and co-founder of Thinque Systems, a pioneer in mobile software deployed in 43 countries. Ms. Karlin is recognized as a leader in advanced information technology and digital transformation, known for driving large-scale initiatives that leverage Artificial Intelligence to accelerate profitable growth. She has extensive experience leading the strategy, development, and deployment of modern capabilities across hybrid, multi-cloud enterprise IT environments, integrating agentic AI, automation, security, cloud, and open-source technologies to strengthen resiliency, ensure compliance, and to modernize offerings and capabilities across applications and infrastructure environments. With a career in the technology industry that spans over 30 years, including several executive positions at large international companies, she has considerable experience in driving value creation with enterprise-wide global transformation. She is a member of the Council on Foreign Relations, where she advises and influences policymakers on emerging technology and keeping pace with innovation. Ms. Karlin is a graduate of the University of California and the Harvard Business School Executive Leadership Program, and is a recipient of the 2023 Digital Innovator Award, 2021 Technology Hall of Fame, the 2019 National Technology Humanitarian Award, the 2019 Women in Consumer Technology Legacy Award, the Industrial IoT 5G Innovators Award, the Malcolm Baldrige National Quality Award, and the Bell Labs Technology Innovator Award.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy

- Corporate Governance
- Public Company Director
- Mergers & Acquisitions
- HSE Experience

- Human Capital Management
- Information Systems and Security
- Technology and Innovation
- Public Policy and Compliance

Other Current Public Directorships

- Dana Incorporated (since 2019)
- Lumexa Imaging (since 2025)



Albert Manifold, 63

Irish

Non-Executive Director since 2019

INDEPENDENT

Committees
- C&TD Committee (Chair)
- HSE&S Committee

Biography

Mr. Manifold currently serves as the chair of the board of BP p.l.c., a multinational oil and gas company, as a director of Clariant AG, a multinational specialty chemical company, and as an adviser to CD&R, a private investment firm. He previously served as the Group Chief Executive and a director of CRH plc, an international group of diversified building materials businesses supplying the construction industry, from 2014 to 2024. Mr. Manifold joined CRH in 1998 and advanced to increasingly senior roles, including Finance Director of the Europe Materials Division, Group Development Director, Managing Director of Europe Materials, and Chief Operating Officer (2009 to 2014). Prior to joining CRH, Mr. Manifold was Chief Operating Officer of Allen McGuire & Partners, a private equity group. As a former chief executive officer with a background in other senior management roles, Mr. Manifold has acquired extensive leadership experience in competitive industries. With over 25 years in the building materials industry and 10 years of chief executive experience, Mr. Manifold brings significant knowledge of corporate finance, capital markets, strategic planning, acquisitions and divestitures, and international operations. Mr. Manifold is a Fellow of the Institute of Certified Public Accountants in Ireland and received his M.B.A. and M.B.S. from Dublin City University.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance

- Corporate Strategy
- Corporate Governance
- Public Company Director
- Mergers & Acquisitions

- HSE Experience
- Human Capital Management

Other Current Public Directorships

- BP p.l.c (since 2025)
- Clariant AG (since 2026)

Former Public Directorships

- CRH plc (2009-2024)



Peter Vanacker, 60

Belgian-German

Executive Director since 2022

Biography

Mr. Vanacker has served as our Chief Executive Officer since May 2022. Mr. Vanacker previously served as the President, Chief Executive Officer and Chair of the Executive Committee of Neste Corporation, a renewable products company, from 2018 to 2022. Prior to his role at Neste, he served as Chief Executive Officer and Managing Director of CABB Group GmbH, a fine chemicals producer, from 2015 to 2018 and as Chief Executive Officer and Managing Director of Treofan Group, a manufacturer of polypropylene films, from 2012 to 2015. He previously served as Executive Vice President and Member of the Executive Board of Covestro AG (formerly known as Bayer Material Science), a polymers and plastics producer, with responsibility for the global polyurethanes business and as Chief Marketing and Innovation Officer. He received his MSc in chemical engineering from Ghent University. Mr. Vanacker's extensive experience in the oil and gas and chemicals industries, including chief executive officer and senior leadership experience, provide him with a deep understanding of the Company's industry, operations, and feedstocks. In addition, he brings a strong understanding of circularity and sustainability issues, and extensive experience leading strategic transformations at large multinational companies. Mr. Vanacker also serves as a member of the Supervisory Board of Symrise AG, a chemicals company that is a major producer of flavors and fragrances, as the chair of the board of the American Chemistry Council, and as a director of the International Council of Chemical Associations.

Skills And Qualifications

- CEO/Executive Management Experience
- Risk Management
- Corporate Finance
- Corporate Strategy
- Corporate Governance

- Public Company Director
- Industry Experience
- Mergers & Acquisitions
- HSE Experience

- Human Capital Management
- Information Systems and Security
- Technology and Innovation
- Public Policy and Compliance

Other Current Public Directorships

- Symrise AG (since 2020)

Corporate Governance

LYB recognizes the importance of good corporate governance as a driver of long-term stakeholder value. Our Board has adopted, and regularly reviews and strives to improve upon, our robust corporate governance policies, practices, and procedures with consideration given to regulatory developments and evolving U.S. and Dutch governance best practices.

Our governance guidelines and policies, including those listed below, can be found (i) on our investor website at *investors.lyondellbasell.com* by clicking "Governance" then "Corporate governance documents," "Board committees and charters," or "Policies"; (ii) on our website at *www.LyondellBasell.com* by clicking "Governance," then "Policies"; or (iii) attached as an exhibit to our Form 10-K on the Securities and Exchange Commission's website at *www.sec.gov*.

✅ Corporate Governance Guidelines	✅ Rules for the Board of Directors
✅ Articles of Association	✅ Committee Charters
✅ Code of Conduct	✅ Board Profile
✅ Financial Code of Ethics	✅ Tax Strategy Disclosure
✅ Conflict Minerals Policy	✅ Human Rights Policy
✅ Human Trafficking and Anti-Slavery Statement	✅ Supplier Code of Conduct
✅ Health, Safety, Environmental Security Policy	✅ Stakeholder Engagement Policy
✅ Anti-Corruption Policy	✅ Prohibiting Insider Trading Policy

Director Independence

Our Board annually reviews the independence of its members. In February 2026, the Board affirmatively determined that all of our non-executive directors are independent under the rules of the New York Stock Exchange (the "NYSE").

The Board has adopted categorical standards of independence that meet, and in some instances exceed, the requirements of the NYSE. In order to qualify as independent under our categorical standards, a director must be determined to have no material relationship with LYB other than as a director. The categorical standards include strict guidelines for non-executive directors and their immediate families regarding employment or affiliation with LYB and its independent registered public accounting firm. Our categorical independence standards are included in our Corporate Governance Guidelines.

The Board has determined that there are no relationships or transactions that prohibit any of our non-executive directors or nominees from being deemed independent under the categorical standards and that each of our non-executive directors and nominees is independent. In addition to the relationships and transactions that would bar an independence finding under the categorical standards, the Board considered all other known relationships and transactions in making its determination, including those referenced under "Related Party Transactions" on page 88. In determining that no known transactions or relationships affect the independence of any of the non-executive directors, the Board considered that all of the identified transactions are ordinary course transactions at arms-length.



Board Leadership Structure

Jacques Aigrain has led our Board as its independent Chair since 2018. The Chair's responsibilities include:

- Leading Board meetings and executive sessions
- Reviewing and approving Board meeting agendas and schedules, and ensuring there is sufficient time for discussion of topics
- Convening additional Board meetings, as needed
- Facilitating information flow and communication among directors
- Serving as a liaison between the independent directors and the CEO and other members of management
- Together with the Compensation & Talent Development Committee, setting annual and long-term performance goals for the CEO and evaluating his performance
- Presiding at general meetings of shareholders
- Meeting or engaging with shareholders, as appropriate
- Supporting the Company's strategic growth initiatives

The Board regularly reviews our leadership structure and the responsibilities of its Chair, and may from time to time delegate additional duties to the role.

Under Dutch law, only a non-executive director may serve as Chair of our Board. Our Board believes that the separation of the positions of Chair and CEO that results from this governance structure promotes strong Board governance, independence, and oversight. The separation of the two roles additionally allows Mr. Aigrain to focus on managing Board matters while our CEO, Mr. Vanacker, focuses on managing our business.

Executive Sessions

Executive sessions of our independent directors, with no members of management present, take place at every regularly scheduled Board and committee meeting. During executive sessions, independent directors have an opportunity to meet with the Board's outside consultants and independent accountants and review and discuss any matters they deem appropriate, such as the performance of the CEO and other members of management and the criteria against which performance is evaluated, including the impact of performance on compensation matters. Mr. Aigrain leads these executive sessions of the Board.

Board Evaluations

Our Board and its committees evaluate their own effectiveness by participating in a robust annual self-assessment process overseen by the Nominating and Governance Committee. During the self-assessment process, directors respond to survey questions soliciting information used to improve the effectiveness of the Board and its committees and individual directors, including an individual evaluation process for the Chair, facilitated through survey questions specific to his role. Periodically, the Nominating and Governance Committee engages independent outside consultants to refresh and bring an outside perspective to the self-evaluation process, most recently completed in 2024. In 2025, the Nominating and Governance Committee returned to its annual self-assessment process conducted through surveys of the directors and management, with enhancements reflecting feedback and learnings from the independent outside consultant.

For 2025, the Board conducted its evaluation process as described below.

1

Development and Approval of Evaluation Process and Topics

In November 2024, following the board evaluation cycle facilitated by an independent outside consultant, the Nominating and Governance Committee endorsed, and the Board adopted, new Board objectives to improve Board efficiency, transparency, and oversight.

In September 2025, the Board discussed and approved the overall process and timeline for the 2025 evaluation cycle. The Nominating and Governance Committee approved the topics and questions for distribution to the individual Board members, including new questions to review board performance against the Board objectives established in 2024. As in prior cycles, the Committee approved an individual evaluation process for the Chair, to be facilitated through survey questions specific to his role, and evaluation of board performance by key members of management.

2

Distribution and Completion of Surveys

Board members provided responses to the surveys, including separate assessments for each Board committee and for the Chair. In parallel, senior executives provided their views of Board effectiveness and interactions with management through confidential survey responses provided to the Corporate Secretary.

Key areas covered in the Board and committee surveys include membership; responsibilities; functionality; meetings; strategy; senior management (including succession planning); focus on performance; ensuring financial robustness; monitoring risk; compliance; building corporate reputation; and individual performance. Committee members are also asked to consider whether each committee is functioning in compliance with its charter and keeping the Board adequately informed, and to review the committee's member skill sets and leadership. Survey questions for the individual Chair assessment focused on effective management of meetings and facilitation of constructive relationships and communication among Board members and with management.

3

Board Review and Implementation of Results

The Corporate Secretary compiled feedback from the self-evaluation process, including feedback from senior executives, which was discussed during the February 2026 committee and Board meetings in executive sessions.

Policies and practices were evaluated based on the self-assessment results, and the Board considered potential enhancements to Board processes. The Nominating and Governance Committee also considered director feedback in recommending the nomination of continuing directors for reelection.

Feedback from the process will also be used to refresh the Board objectives and evaluation process and adjust areas of focus for surveys beyond 2025.

Director Onboarding and Training

Our Board is committed to understanding its governance responsibilities, evolving best practices, and all aspects of our Company and business. The Company provides an extensive orientation program that enables each new director joining the Board to become familiar with LYB and to meet with key members of the Company's management and functional leaders. All of our non-executive directors complete our onboarding program and meet with the Company's CEO, CFO, General Counsel, Chief Compliance Officer, and the other members of our Executive Committee to discuss our corporate structure, business strategy, operations, and segments, as well as compliance, investor relations, human resources, tax, accounting, and health, safety, environment, and sustainability matters, among other topics.

All of our directors are encouraged to seek out training opportunities that will provide them with continuing education on key topics. The Company will reimburse directors for the costs of such continuing education. During Board meetings, our directors hear from management on a wide range of subjects, including regulatory and legal developments, shareholder updates, and environmental, social, and corporate governance issues and trends.

Stakeholder Engagement

We recognize the value of regular and consistent communication with our stakeholders, and engage with our investors and other stakeholders on strategy, risk management, sustainability, corporate governance, executive compensation, and other matters. Our Board has adopted a Stakeholder Engagement Policy, which is available on our website, to outline our values and approach to stakeholder engagement. We regularly review general governance trends and emerging best practices and welcome feedback from our shareholders and other stakeholders, which is brought to our Board and helps inform its decision-making process.

We recognize the vital role that stakeholders play in our business operations and the importance of fostering positive, collaborative relationships with them. We engage daily with stakeholders globally covering a wide variety of topics and issues, including through investor events, telephone and in-person conversations, employee discussions and surveys, customer discussions and surveys, community and local engagements, and social media interactions. We know that our stakeholders have a broad range of interests, and we strive to seek their input, listen to their perspectives and expertise, and prioritize and integrate their feedback in a strategic and sustainable manner. We recognize that different stakeholder groups have unique needs and expectations, and we tailor our engagement practices to ensure effective communication and collaboration with each group.

Engagement with shareholders occurs in one-on-one meetings with analysts, shareholders, and their representatives, at our annual general meeting of shareholders and through our regular participation in industry conferences and investor road shows. During 2025, we held hundreds of meetings with investors. We reached out to our top 20 largest shareholders representing approximately 80% of our shareholder base and engaged with approximately 90% of these investors. Shareholders provided feedback on a range of topics, including our overall strategy, industry trends, capital allocation goals and sustainability strategy. Management updates the Board regularly on conversations with shareholders and feedback received, and our directors, including in their respective roles as committee chairs, join these discussions when requested. We are committed to remaining proactive in our engagement efforts and shareholder outreach.

Communication with the Board

Shareholders and other interested parties may communicate with the Board or any individual director. Communications should be addressed to our Corporate Secretary by email or regular mail.

Communications are distributed to the Board or to one or more individual directors, as appropriate, depending on the facts and circumstances outlined in the communication. Communications such as business solicitations or advertisements; junk mail and mass mailings; new product suggestions; product complaints; product inquiries; and resumes and other forms of job inquiries will not be relayed to the Board. In addition, material that is unduly hostile, threatening, illegal, or similarly unsuitable will be excluded. Any communication that is filtered out is made available to any director upon request.



BY EMAIL
send an email to
CorporateSecretary@LyondellBasell.com



BY MAIL
LyondellBasell Industries N.V.
c/o Corporate Secretary
4th Floor, One Vine Street
London W1J 0AH, United Kingdom

CEO and Management Succession Planning

One of the primary responsibilities of the Board is to ensure that we have a high-performing management team in place. On at least an annual basis, and as needed throughout the year, the Board conducts a detailed review of development and succession planning activities to maximize the pool of internal candidates who can assume executive officer positions without undue interruption. The Board reviews CEO and executive succession planning and ensures that executive officer reviews and evaluations are conducted at least annually by the C&TD Committee and the Board as a whole. The Board also reviews in-depth assessments of the Company's bench strength, retention, progression, and succession readiness for all other senior level managers, including succession plans for the CEO, his direct reports, and other employees critical to our continued operations and success.

Monitoring the Company's leadership development, talent management, and succession planning is also a key responsibility of our C&TD Committee, which devotes significant time to discussion and oversight of the Company's People & Culture strategy. Our strategy includes efforts to hire, retain, and fairly compensate our workforce.


Human Capital Management

Our success as a company is tied to the passion, knowledge, and talent of our global team. To achieve our purpose of creating solutions for everyday sustainable living, we must attract top performers and equip them with the tools needed to continuously grow and leverage their potential.

☑ **What We Do**

✓ We believe in integrity and fairness

✓ We focus on creating a work environment that is safe, respectful, and inspires employees to strive for excellence

✓ We believe in championing our employees and the power of impactful collaboration

✓ We reward performance based on individual, team, and company results

✓ We engage in open and ongoing dialogue with employees and their representatives to ensure a proper balance between the best interests of the Company and employees

✓ We have a Human Rights Policy available on our website at *www.LyondellBasell.com* by clicking "Governance," then "Policies"



Employees*
Latin America 5%
Asia Pacific 9%
U.S. and Canada 39%
Europe, Middle East, and Africa 47%

*as of December 31, 2025

Key 2025 Focus Areas

Stepping Up Performance and Culture: Our Progress

Our culture reflects the role we seek to play in the world, what we uniquely deliver, and how we behave day to day. In 2023, LYB introduced our long-term strategy and began transforming our company culture. Along with our strategy, we identified three core values: We Champion People, We Strive for Excellence, and We Shape the Future. Our LYB competencies, which provide a framework for how we behave, reflect these values and guide our daily behaviors to help us achieve strategic goals. Initiated in 2023, our cultural ambassador program helps drive our work in advancing the transformation. In 2025, we focused on amplifying the voices of more than 100 cultural ambassadors, who help strengthen employee engagement and directly support our strategic objectives by fostering a more connected, informed and high-performing workforce.

By promoting transparency and dialogue, the program enhances collaboration and alignment across global teams, leading to increased efficiency and productivity. The insights gathered from approximately 200 listening sessions have unlocked opportunities to improve our culture and the way we work, ultimately driving business success.

A key tenant of our culture is what we call GoalZERO. GoalZERO is our commitment to operating safely with zero injuries and zero process safety, product safety and environmental incidents. We cultivate a GoalZERO mindset with clear standards, regular communication, training, targeted campaigns and events, including our annual Global Safety Day. In 2025, we extended our industry-leading safety record with a total recordable incident rate of 0.120, the lowest injury rate in company history, and a process safety incident rate of 0.018. 70 of our 94 manufacturing sites and technology centers were injury-free. As we accelerate our cultural transformation, we remain committed to our pursuit of GoalZERO safety performance.

Our Workforce

LYB continues to be an employer of choice for individuals working in 135 locations across 33 countries, which represent 33 distinctive cultures and 99 primary nationalities, speaking 51 languages, along with a wide variety of local customs, social frameworks, achievements, belief systems, dress, values, and norms.

We are committed to ensuring that our systems and processes are fair to all employees. Our goal in this area is for all employees to believe they are being treated fairly. In 2025, we completed a pay equity review and performance analysis that involved approximately 12,800 employees, comparing pay for like jobs and focusing on base pay for gender (globally) and ethnicity (U.S. only). Consistent with prior findings, the review reflected that pay is generally administered fairly. We also are encouraged by our 2025 employee survey results, which show that employees feel fairly paid, scoring 11% above global benchmarks.

As a Dutch company, we are required to set ambitious goals for gender representation (both men and women) in senior management positions. In accordance with Dutch law, our aspirational goal is to have at least 33% of male senior leaders and at least 33% of female senior leaders, globally, by 2032. In keeping with global laws and Company policy, we do not utilize preferences in pursuing this goal but instead focus on ensuring there are not discriminatory barriers to hiring and advancement based on gender and other protected statuses. As of December 31, 2025, women served in 25% of global senior leadership roles.

Global Talent Development

We develop our employees through a balance of experience on the job, learning from others, and formal learning. All employees can explore learning available to them through our LYBUniversity, an online one-stop shop for learning and development offerings and resources.

Within LYBUniversity we have a leadership development framework that offers programs with structured learning paths tailored to equip leaders at different stages in their careers with the necessary skills to excel in their current roles and prepare for future challenges. We continued to see high demand for our new program centered on leaders for the future. Over 500 employees attended our global leadership programs this year, building their networks and capability through hands-on learning, and equipping themselves with skills to grow and succeed. In 2025, we designed and implemented a new leadership offering to build capabilities to lead effectively in our ever-changing environment. The program is focused on change leadership through an industry down cycle, giving our leaders the tools they need right now for leading highly productive teams in a challenging environment.

Our e-learning platform empowers all employees to drive their own development through on-demand learning. More than 80% of our workforce is enrolled in the platform, and participants have completed more than 25,000 training hours building skills in operations management, office productivity, leadership, and analytics. Our learning is offered globally, providing employees with opportunities to build relationships in person or virtually, in addition to learning and growing in a safe and interactive environment.

On-the-job development is key to building the knowledge and skills to deliver our strategy. Through internal job postings, we provide transparency and opportunity for our employees to take ownership of their development and career growth. Additionally, we hold quarterly talent reviews across businesses and regions to not only identify our potential future leaders but also identify development opportunities. As a result of this focused approach, about 74% of our openings in senior leader roles were filled internally, underscoring our commitment to growing talent from within the company.

Our performance management process includes goal-setting, ongoing measurement, timely feedback and a formal year-end performance assessment that helps provide employees with a comprehensive view of their performance and helps employees engage in a meaningful discussion with their manager about their contributions and future development.


Approach to Sustainability

At LYB, our sustainability approach is designed to unlock value while contributing to solving important environmental and social challenges. Our approach is built on three interconnected elements that protect and create value: building on strong foundations, unlocking change, and pioneering transformative solutions.

Building on Strong Foundations

The first element of our approach focuses on operational excellence and strong governance, which together help reduce risk and ensure resilience across our global operations. This includes maintaining high standards for environmental stewardship, safety, and ethics. These foundations support reliable performance, protect the safety of our employees and communities, and position LYB for long-term value creation. We remain committed to GoalZERO, our company-wide safety culture that aims to achieve zero injuries, zero incidents, and zero accidents across all operations. In 2025, 70 of our 94 manufacturing sites and technology centers were injury-free, and 56 sites achieved GoalZERO. We also achieved our best safety performance in company history, with a total recordable incident rate of 0.120, and reduced our process safety incident rate to 0.018.

Unlocking Change

We are unlocking change and innovation through our investments, our people, and our partnerships across the value chain. Through targeted investment and responsible capital allocation, we pursue opportunities that deliver value and build confidence in our long-term pathway. In 2024, we secured power purchase agreements with an aggregate generation capacity that will enable us to procure at least 50 percent of our electricity from renewable sources by 2030, based on 2020 procured levels. These agreements are expected to generate an estimated 4.8 million megawatt hours of renewable electricity annually, potentially reducing Scope 2 greenhouse gas ("GHG") emissions by approximately 1.8 million metric tons. These PPAs continued to enable progress through 2025.

Pioneering Transformative Solutions

We are pioneering and scaling transformative solutions that reduce waste and emissions while driving long-term market growth. Our innovative circular and low-carbon offerings, combined with our technical and commercial expertise, differentiate LYB and help customers navigate regulatory and sustainability expectations. In 2025, we advanced the construction of our *MoReTec*-1 plant, our first industrial-scale catalytic chemical recycling plant at our site in Wesseling, Germany, which will use our proprietary *MoReTec* technology to convert post-consumer plastic waste into feedstock for producing new plastic materials. This plant is designed with the flexibility to operate entirely on renewable power, and is an important piece of our long-term circular and low-carbon ambitions. Startup for this facility is targeted for 2027.

Looking Forward

We continue to advance our ambitions through a balanced, disciplined approach that emphasizes operational integrity, scalable innovation, and market-aligned investment. As part of this effort, we updated our circularity and climate ambitions in 2026. We now aim to produce and market 800 thousand metric tons of recycled and renewable-based polymers annually by 2030.[1] Our climate ambition is now to reduce absolute Scope 1 and 2 GHG emissions by 32% by 2030, relative to a 2020 baseline. We reaffirmed our ambition to reduce absolute Scope 3 GHG emissions by 30% by 2030, relative to a 2020 baseline. Our long-term ambition remains to reach net-zero Scope 1 and 2 GHG emissions by 2050.

We also ceased crude oil refining operations at our Houston refinery in the first quarter of 2025, which is expected to reduce our Scope 1 and 2 GHG emissions by approximately 3 million metric tons and our Scope 3 GHG emissions by approximately 40 million metric tons by the end of 2026, compared with 2020 baseline levels.

We continue to take substantive action to achieve our sustainability and climate goals. For more information about how certain sustainability actions and milestones impact executive compensation, see the section titled "2025 Executive Compensation Decisions in Detail—2025 Annual Bonus Payments—Sustainability" on page 51.

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[1] Production and marketing includes (i) joint venture production we market plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

Board Oversight of Risk

BOARD OF DIRECTORS

As part of its overall responsibility for governance and oversight of the Company, the Board has empowered its committees with oversight responsibility for the risks described below, which are tailored to each committee's area of focus and set forth in its charter. Although each committee is responsible for evaluating and overseeing the management of certain risks, the entire Board is regularly informed of such risks through committee reports, presented at every regularly scheduled Board meeting, and through regular communication with management. The Board is responsible for ensuring that the risk management processes designed and implemented by management are functioning and for fostering a culture of risk-adjusted decision-making throughout the organization.



Audit Committee	C&TD Committee	Nom-Gov Committee	HSE&S Committee	Finance Committee
• Responsible for ensuring that an effective risk assessment process is in place, and reports are made by management to the Audit Committee in accordance with NYSE requirements • Oversees enterprise-wide financial risks and reviews cybersecurity performance and risk • Oversees financial statements, independent accountants, internal audit function, related party transactions, internal controls • Oversees effectiveness of processes and controls over corporate responsibility, emissions, climate and other required reporting • Oversees compliance programs and EthicsPoint reporting helpline	• Responsible for the Company's executive compensation programs • Establishes performance goals, and evaluates performance and risks in connection with such programs • Oversees talent management and related risks • Monitors talent development and responsible for management retention, recruitment, and succession planning	• Oversees the Company's overall ESG profile, policies, and strategy • Reviews corporate governance practices and develops, reviews, and recommends corporate governance guidelines and policies • Responsible for director refreshment and succession planning	• Reviews and monitors health and safety risks, programs, statistics and incidents (including major health, safety, environment, and security events) • Reviews and monitors environmental and sustainability risks, goals, trends and impacts, including climate initiatives and risk • Oversees disclosure related to corporate responsibility, emissions, climate and other required HSE&S reporting	• Oversees strategic transactions, including those that may impact our capital position • Reviews our tax strategy and planning • Reviews our capital structure, capital allocation, dividend policy, share repurchase programs, debt profile, and hedging strategies



MANAGEMENT

Senior leadership is responsible for overseeing the Company's enterprise-wide risk management processes, including the assessment, mitigation, and monitoring of risks and the implementation of risk management plans and control systems. The Executive Committee, comprised of our CEO and senior executives who lead our businesses and functions, manages the Company's risk profile, ensuring alignment with strategic objectives. The Executive Committee meets regularly to evaluate material risks and ensure their effective management, and its members include the CEO and heads of each business unit, as well as:

- CFO: oversees financial, treasury, tax, internal audit, M&A, and strategic planning risks
- General Counsel: oversees the Enterprise Risk Management organization and procurement, compliance, and legal risks
- Chief Innovation Officer: Manages information technology, cybersecurity, and data privacy risks
- EVP, Sustainability & Corporate Affairs: Oversees sustainability strategy, reporting, and related risks (including climate change risk)
- EVP of People & Culture: Oversees talent, organizational development, labor law compliance, employee relations, and retention risks
- EVP of Operational Excellence & HSE: Oversees health, safety, environmental, and operational risks (including climate change risk)

Senior leadership is supported by a dedicated Enterprise Risk Management organization, which deploys an enterprise-wide framework to identify, monitor, mitigate, and report risks, and a standing Risk Management Committee, comprised of the CEO, CFO, and General Counsel, which reviews financial and strategic transactions to ensure compliance with established risk management policies and procedures. Risk management outcomes, including updates on material risks, are reported regularly to the Board and its committees, ensuring alignment with corporate strategy and governance principles.



Selected Areas of Board Oversight

OVERSIGHT OF STRATEGY

Our Board is responsible for providing governance and oversight over the strategy, operations, and management of our Company. The primary means by which our Board oversees the Company's short-, intermediate-, and long-term risks is through regular communication with management. At each Board meeting, members of management report to the Board and, when appropriate, specific committees. These presentations provide members of the Board with direct communication with management and the information necessary for a full understanding of the Company's risk profile, including information regarding the Company's strategy, specific risk environment, exposures potentially affecting our operations, and the Company's plans to address such risks. In addition to providing general updates on the Company's operational and financial condition, members of management report to the Board about the Company's outlook, forecasts, and any impediments to meeting them or to successfully pursuing the Company's strategy more generally. In 2025, management and the Board reviewed progress on the Company's strategic dashboard at each of its regularly-scheduled meetings and discussed progress and challenges at its annual strategy meeting in July, including a deep dive review of each of our segments, business portfolio, and strategic transactions.

OVERSIGHT OF CYBERSECURITY

We recognize the risk posed by global cybersecurity threats, and our Board is regularly updated on emerging risks and maintains oversight of the Company's cybersecurity program implemented to address them. In 2025, management provided a detailed cybersecurity update to the Board and led discussions on specific cybersecurity and process control topics at its May and November meetings. The Audit Committee reviewed updates to the Company's cybersecurity dashboard, which summarizes key security metrics and activities, at each of its regularly-scheduled meetings and participated in a detailed discussion at its April and October meetings. The Company is not aware of any breaches relating to the Company's or third-party information security systems affecting the safety of our employees, our operations, or our ability to serve customers in the past three years. The Company had no fines from data protection authorities in the past three years and maintains a cybersecurity insurance policy.

OVERSIGHT OF ENVIRONMENTAL, SOCIAL, AND GOVERNANCE MATTERS

Our Board is committed to sustainability, social responsibility, and good corporate governance.

Our **Health, Safety, Environmental, and Sustainability (HSE&S) Committee** oversees performance, risks and opportunities related to safety, operational excellence, net zero transition, sustainability and climate change. Management reports on key HSE&S metrics and initiatives at each regularly scheduled HSE&S Committee meeting, and the Board participates in a deep dive on sustainability strategy and actions at least annually. The HSE&S Committee also regularly reviews the Company's HSE&S metrics and ESG ratings dashboard, which summarizes ratings by organizations that assess and rate ESG performance. At its May 2025 meeting, the HSE&S Committee participated in a deep dive on climate change and physical risks to assets, and at its November 2025 meeting, the HSE&S Committee participated in an HSE risk matrix refresh.

Our **Compensation and Talent Development (C&TD) Committee** oversees our talent management practices, including compensation policies and practices, succession planning, and our initiatives and progress. The C&TD Committee monitors the Company's compensation policies and practices to determine whether its risk management objectives are being met with respect to incentivizing its employees. The Company believes that its compensation arrangements do not encourage excessive risk taking and that its compensation programs and policies are not reasonably likely to have a material adverse effect on the Company. In 2025, the Board reviewed succession planning, talent development and progress toward internal goals at its July meeting.

Our **Nominating and Governance (Nom-Gov) Committee** oversees the Company's corporate governance practices and related risks. The Nom-Gov Committee reviews our corporate governance policies and Board committee charters annually and approves amendments as needed to align with evolving U.S. and Dutch governance best practices and regulatory developments. Our Nom-Gov Committee is also responsible for Board succession planning, Board refreshment, and recruiting and recommending nominees to the full Board for election. In 2025, our Nom-Gov Committee established new Board objectives to improve transparency and efficiency of Board evaluations and continued to plan for director succession and assess Board committee membership assignments.

Our **Audit Committee** oversees the effectiveness, quality and integrity of the internal control framework and centralized processes related to the Company's environmental, social, and governance reporting, in conjunction with other committees of the Board. The Audit Committee is responsible for overseeing the Company's risk management approach and processes, and for coordinating reviews by the other committees in their respective risk areas.

Enterprise Risk Management

At LYB, Enterprise Risk Management (ERM) is a driver of resilience and strategic decision-making. Overseen by our General Counsel, our ERM organization is tasked with defining the Company's risk profile and driving a proactive, forward-looking risk culture. By equipping leadership, management and employees with actionable insights, structured frameworks, and tailored tools and trainings, our ERM team enables LYB to effectively navigate significant risks and capitalize on emerging opportunities. The ERM organization conducts an annual review of its policies and procedures and shares the results with the internal audit function to support alignment on risk identification and controls.

Our ERM approach is anchored by four strategic pillars: (1) enterprise-level risks, (2) departmental risks, (3) climate change risk management, and (4) building risk management capabilities.

Enterprise Level Risks

Enterprise-level risks encompass the threats and strategic opportunities that could impact our objectives, operations, and reputation across short, medium, and long-term horizons. These risks are continuously monitored and managed throughout the year via periodic risk workshops, led by our ERM team in collaboration with the CEO, Executive Committee, and senior leadership. During these workshops, participants validate and refresh our enterprise risk profile, identifying emerging risks, confirming ownership to ensure accountability, and establishing alignment across all levels of the organization. The updated enterprise risk profile is reviewed and approved annually by the Board at its September meeting. The Board allocates oversight of enterprise-level risks to its committees in alignment with the responsibilities set forth in their charters, and to the Board as whole. This direct engagement between the Board, members of the LYB senior management, and ERM fosters a culture of collaboration and enables effective oversight of both day-to-day and long-term risks.

Departmental Risks

Departmental risks are those specific to individual business units, projects, or operational areas. These risks are identified and evaluated through structured surveys, workshops, and interviews conducted by the ERM team. By periodically validating existing risks and surfacing new challenges and opportunities, we ensure alignment between departmental priorities and enterprise objectives. This approach integrates risk considerations into decision-making processes across all organizational levels.

Climate Change Risk Management

Climate change presents both physical risks, such as those affecting our assets and operations, and transition risks arising from the global move toward a low-carbon economy. Climate-related risk exposures throughout LYB and our extended supply chain are overseen by our Executive Vice President, Operational Excellence and HSE, with support from ERM, Sustainability, and cross-functional committees, including the Carbon Value Creation and Capture Steering Committee. Guided by the principles of the Task Force on Climate-Related Financial Disclosures (TCFD) and International Financial Reporting Standards (IFRS S1 and S2), we have developed climate change risk management processes and embedded them in our ERM approach to support further analysis of risks from climate change and the development of climate scenarios to provide additional insight into future business decisions and inform our climate change strategy. We are committed to transparent reporting and proactive management of climate-related risks and opportunities.

Building Risk Management Capabilities

To sustain a resilient and forward-thinking organization, our ERM function champions initiatives that strengthen risk awareness, capabilities, and culture across LYB. Central to this effort is our Global Risk Champions Network (RCN), a group of employees from multiple functions and businesses who act as risk ambassadors and facilitate cross-functional communication. By embedding risk management practices into daily business operations, the RCN ensures alignment with our enterprise-wide framework. Additionally, LYB provides tailored, comprehensive risk management training to employees at all levels. This training equips employees with the skills to identify, assess, and address risks effectively in their roles. Members of the RCN undergo annual advanced training to stay aligned with evolving best practices, reinforcing their critical role in our risk ecosystem.



Board and Committee Information

The Board currently has five standing committees, each consisting entirely of independent directors:

- Audit Committee
- Compensation and Talent Development ("C&TD") Committee
- Nominating and Governance Committee
- Health, Safety, Environmental, and Sustainability ("HSE&S") Committee
- Finance Committee

Our Audit Committee meets at least five times each year in alignment with our financial reporting and audit cycle, and our C&TD Committee, Nominating and Governance Committee, and HSE&S Committee each meet at least four times each year in connection with regularly scheduled Board meetings (other than the Board's strategy session held in July), and hold additional meetings as needed. Our Finance Committee meets as needed to oversee the matters it is responsible for. Committees regularly receive reports from LYB management, report on committee actions to the Board, and may retain outside advisors.

In 2025, the Board held seven meetings. Our directors' average attendance rate at Board and committee meetings was 98%, and each of our current directors attended more than 94% of the total meetings of the Board and committees of which he or she was a member. Our Chair is a member of the Audit Committee, Nominating and Governance Committee and Finance Committee, and regularly attends meetings of the C&TD Committee and HSE&S Committee. Although the Company does not maintain a policy regarding directors' attendance at its general meetings of shareholders, both our Chair and CEO attend the Company's annual general meeting each year and will attend the 2026 annual general meeting (the "Annual Meeting").

Each of our committees has a written charter, approved by the Board. The charters can be found on our website at *Investors.LyondellBasell.com* by clicking on "Governance," then "Board Committees and Charters." Each committee annually reviews and recommends any changes to its charter and conducts an evaluation of committee performance with respect to delegated duties and responsibilities.

Membership and meeting information for each of the Board's standing committees in 2025 is provided below.

Audit Committee

Chair: Michael Hanley*
Members: Jacques Aigrain*, Anthony Chase*, Claire Farley, Bridget Karlin*
Independence: All Members

5 Meetings
88% Attendance

* Audit Committee Financial Experts

The Audit Committee is responsible for overseeing all matters relating to our financial statements and reporting, our internal audit function and independent auditors, and our compliance function. Listed below are the general responsibilities of the Audit Committee.

- Independent Auditor — Engage external auditor, review performance, and approve compensation; review independence and establish policies relating to the hiring of auditor employees; and pre-approve audit and non-audit services;
- Internal Audit — Review plans, staffing, and activities of the internal audit function and its effectiveness;
- Financial Statements and Reporting — Review financial statements and earnings releases; discuss and review accounting policies and practices and external auditor reviews; discuss and review the effectiveness of internal controls; and oversee the effectiveness, quality and integrity of the processes and controls over corporate responsibility, emissions, climate and other required reporting by the Company, in coordination with other committees of the Board;
- Risk Management — Monitor the Company's major financial and other risk exposures, including oversight of the Company's policies and guidelines with respect to risk assessment and management, information technology and cybersecurity risks; and
- Compliance — Review plans, staffing, and activities of the compliance function and its effectiveness; establish and review procedures for complaints, including anonymous complaints regarding accounting, controls, and auditing; and review the Company's Code of Conduct and system for monitoring compliance therewith.

Our Board has determined that all Audit Committee members are independent under the NYSE listing standards, our categorical independence standards, and the heightened independence requirements applicable to audit committee members under Securities and Exchange Commission ("SEC") rules. Our Board has also determined that all Audit Committee members are financially literate in accordance with the NYSE listing standards and that Messrs. Hanley, Aigrain, and Chase and Ms. Karlin qualify as audit committee financial experts under SEC rules.



Compensation and Talent Development ("C&TD") Committee

Chair: Albert Manifold
Members: Anthony Chase, Rita Griffin, Virginia Kamsky
Independence: All Members

4 Meetings
100% Attendance

The C&TD Committee is responsible for overseeing our executive compensation and talent management programs and developing the Company's compensation philosophy.

In fulfilling its responsibility for the oversight of compensation matters, the C&TD Committee may delegate authority for day-to-day administration and interpretation of the Company's compensation plans to Company employees, including responsibility for the selection of participants, determination of award levels within plan parameters, and approval of award documents. The C&TD Committee may not, however, delegate authority for matters affecting the compensation and benefits of the Company's executive officers. The C&TD Committee's responsibilities include the following:

- Executive Compensation — Establish performance goals under executive compensation plans, including safety and sustainability-related metrics in coordination with the HSE&S Committee; approve the compensation and benefits of executive officers; review executive compensation practices to ensure consistency with corporate objectives; review and approve CEO goals and objectives and evaluate CEO performance; and make recommendations to the Board regarding CEO and other executive officer compensation;
- Company Compensation and Benefits — Review the Company's compensation philosophy, programs, and practices; review and approve pension and benefit arrangements as well as funding of pension and benefit plans; review pay equity for the Company; and make recommendations to the Board on these subjects; and
- Talent Management — Review the Company's organizational leadership structure and oversee leadership development, talent management, and succession and continuity planning for the CEO and other executive officers.

Our Board has determined that all C&TD Committee members are independent under the NYSE listing standards, our categorical independence standards, and other independence requirements applicable to compensation committee members under NYSE rules.

Compensation *Committee Interlocks and Insider Participation* — No member of the C&TD Committee serves or has served as an officer or employee of the Company or any of our subsidiaries and, during 2025, no executive officer served on the compensation committee or board of any entity that employed any member of our C&TD Committee or Board.

For additional information on the C&TD Committee, including information regarding compensation consultants engaged during 2025, see the "Compensation Discussion and Analysis" beginning on page 41.

Nominating and Governance Committee

Chair: Claire Farley
Members: Jacques Aigrain, Lincoln Benet, Robin Buchanan, Bridget Karlin
Independence: All Members

4 Meetings
100% Attendance

The Nominating and Governance Committee is primarily responsible for identifying nominees for election to the Board and overseeing matters regarding corporate governance.

To fulfill those duties, the Nominating and Governance Committee has the responsibilities summarized below:

- Directors and Director Nominees — Identify and recommend candidates for membership on the Board and recommend committee memberships; director recruitment and succession planning;
- Director Compensation — Evaluate and recommend director compensation;
- Environmental, Social, and Corporate Governance Matters — Review the Company's environmental, social, and governance profile, policies, and disclosures and make necessary recommendations in coordination with the HSE&S Committee; review and propose modifications to the Company's corporate governance documents and policies; review strategy and ratings; and review and comment on shareholder proposals; and
- Administrative — Coordinate evaluations by committees and the full Board.


Health, Safety, Environmental and Sustainability ("HSE&S") Committee

Chair: Rita Griffin
Members: Robin Buchanan, Robert Dudley, Virginia Kamsky, Albert Manifold
Independence: All Members

5 Meetings
100% Attendance

The HSE&S Committee assists the Board in its oversight responsibilities by assessing the effectiveness of health, safety, environmental, and sustainability programs, reporting, and initiatives that support Company policies.

The specific responsibilities of the HSE&S Committee are summarized below:

- HSE — Review and monitor the Company's health, safety, environmental and climate policies and performance results, including processes to ensure compliance with applicable laws and regulations; review with management environment, health, safety, and product stewardship risks that can have a material impact on the Company; and review the status of related policies, programs, and practices;
- Sustainability — Provide oversight of the Company's sustainability programs, initiatives, and activities; review with management relevant sustainability risks and trends; and monitor the Company's progress on sustainability targets, ambitions, and reporting, including the Company's annual Sustainability Report; and
- Audit — Review and approve the scope of the Company's health, safety, and environmental audit program; regularly monitor audit program results; and review and approve the annual budget for the health, safety, and environmental audit program.

Finance Committee

Chair: Lincoln Benet
Members: Jacques Aigrain, Robert Dudley, Michael Hanley, Bridget Karlin
Independence: All Members

2 Meetings
100% Attendance

The Finance Committee is responsible for monitoring and assessing such matters as the Company's capital structure and allocation, strategic transactions, debt portfolio, and tax and derivative strategies.

In fulfilling its duties, the Finance Committee has the responsibilities summarized below:

- Strategy — Review analyses and provide guidance and advice regarding acquisitions and divestments and discuss and review the Company's tax strategies, planning, and related structures;
- Capital — Review the Company's capital structure and capital allocation, including organic and inorganic investments; review and discuss the Company's dividend policy; and review and discuss share repurchase activities and plans; and
- Securities and Financing — Review and discuss the Company's debt portfolio, credit facilities, compliance with financial covenants, commodity, interest rate, and currency derivative strategies, and proposed securities offerings.

Other Governance Matters

Retirement Policy, Term Limits, and Director Commitments

Our Corporate Governance Guidelines and Rules for the Board of Directors provide that directors will not be re-nominated for election to the Board after they reach the age of 75. While the Board does not believe there is a specific age after which directors should no longer serve on boards, it does believe mandatory retirement ages are useful for promoting board refreshment; no waivers or exceptions to the rules have been granted and, since 2019, the Board has nominated five new directors to fill vacancies created by director retirements after reaching our mandatory retirement age.

The Board has not adopted term limits for its members. The Nominating and Governance Committee and the full Board regularly discuss board succession and refreshment and strive to maintain a balance of directors with varying lengths of service and ages. While the Board recognizes that term limits could assist in this regard, they may have the unintended consequence of causing the Board and the Company to lose the contribution of directors who over time have developed enhanced knowledge and valuable insight into the Company and its operations. The Board believes that the mandatory retirement age and an annual evaluation process for deciding whether to re-nominate individuals for election are currently more effective means of ensuring board refreshment and renewal, while also allowing for continuity of service.

As provided in our Corporate Governance Guidelines, the Board has established a Director Commitments Policy to help confirm our directors' service on other public company boards does not impair their ability to effectively serve on our Board. To that end, the Board believes that directors who are executive officers of publicly traded companies should not serve on more than two public company boards (inclusive of our Board) and that all other Board members should not serve on more than four public company boards (inclusive of our Board). In addition, if a member of the Company's Audit Committee serves on more than three public company audit committees, the Board determines whether such simultaneous service impairs the director's ability to serve effectively on our Audit Committee and discloses such determination in the annual proxy statement.

Code of Conduct

Our Code of Conduct, most recently refreshed in February 2025, covers a wide range of important topics including fair and accurate business dealings, conflicts of interest, corruption, health and safety, discrimination, environmental protection, and learning aids. In addition to the Code of Conduct for all employees and directors, the Company has a Financial Code of Ethics specifically for our CEO, CFO, Chief Accounting Officer and persons performing similar functions. Copies of these codes can be found on our website at *Investors.LyondellBasell.com* by clicking on "Governance," then "Corporate Governance Documents." Any waivers of the codes must be approved, in advance, by our Board, and any amendments to or waivers from the codes that apply to our executive officers and directors will be posted on the "Governance" section of our website. No waivers or exceptions to the codes were granted in 2025.

We expect all employees to report possible violations or concerns regarding our Code of Conduct. We offer an independent whistleblower helpline and website, EthicsPoint, that enables employees and other stakeholders to report complaints anonymously. Our Chief Compliance Officer, who has a direct reporting line to the Audit Committee, provides regular reports to the Audit Committee on compliance with the Company's Code of Conduct, related training programs, and complaints received and investigated by the compliance function.

Public Policy & Political Engagement

We believe active participation in the political process is essential to our long-term success. LYB advances our public policy agenda through direct lobbying, involvement in various trade associations, and the LyondellBasell Political Action Committee (LYB PAC). Transparency and accountability are embedded into our public policy, political spending and lobbying actions. The Company maintains policies and procedures consistent with our Code of Conduct that support continued compliance with applicable political laws and regulations. Our engagement, including public policy advocacy directly and through trade associations, is subject to oversight by our senior management and CEO. In addition, the LYB PAC Board is responsible for the management of all LYB PAC activities, including the approval of all LYB PAC distributions.

LYB does not make direct political contributions to political parties or candidates using company resources (including monetary and in-kind services) in the U.S. or elsewhere, even where permitted by law. All political contributions to U.S. political parties or candidates are made through the LYB PAC, which is funded and managed voluntarily by employees. All of the LYB PAC's financial contributions strictly adhere to U.S. federal and state laws regarding contribution limits on amount and source, criteria and reporting requirements.

Our advocacy activities are directed toward advancing our business interests, to foster the protection and advancement of our operations and industries and not the personal political preferences of our executives or employees. Contributions are based upon advancing our business goals in a broad range of public policies, including, but not limited to: promoting a stable and predictable regulatory framework for our operations; advancing circularity initiatives, including recycling programs, extended producer responsibility regimes, and chemical recycling; fair and equitable tax policies that promote economic investment, job creation and global competitiveness; improving energy efficiency and sustainability programs, policies and activities; advancing innovation and technology in manufacturing; and improving work development programs to meet the needs of industry. Our advocacy is consistent with the Company's public policies on sustainability, advancing a circular economy and addressing climate change. Moreover, LYB policy prohibits directors and employees from using company resources for personal political causes or candidates, and specifies that LYB will not directly or indirectly reimburse any personal political contributions or expenses.

LYB has an established practice to determine which public policy issues are important to the Company. This process includes soliciting input from relevant business and functional departments. Key issues are discussed and prioritized by members of senior management.


In all of the Company's advocacy activities, we are committed to corporate responsibility, compliance and transparency. Our 2025 Climate Advocacy Report, which describes our approach to climate advocacy including detailing our climate policy positions, setting out our approach to participating in trade associations, and evaluating trade association alignment with our climate policy positions, is available on our website at *www.LyondellBasell.com* by clicking "Sustainability," then "Reporting," then "Additional reporting." In addition, the Company discloses its U.S. federal, state and local lobbying activity and expenditures as required by law. More information, including political activity reports, is available on our website at *www.LyondellBasell.com* by clicking "Governance," then "Policies & advocacy," then "Engagement."

Dutch Corporate Governance Code

As a Dutch incorporated entity, we are subject to the Dutch Corporate Governance Code. The Code, most recently amended in 2022 and a copy of which can be found at *www.mccg.nl/english,* is a statement of principles and best practices for Dutch companies with an emphasis on integrity, transparency, and accountability as the primary means of achieving good governance. The Code's compliance principle is "comply-or-explain," which permits a Dutch company to comply with the best practices outlined in the Code or explain why the company has chosen to apply different practices.

The principles and practices prescribed by the Code are largely consistent with NYSE and SEC requirements and best practices for U.S. companies. Our Dutch Annual Report, which accompanies our 2025 Dutch Annual Accounts and can be found on our website at *Investors.LyondellBasell.com* by clicking "Financials", then "Annual Reports," discloses those instances where we have chosen to apply practices that differ from the Code. In general, these instances arise from our decision to apply practices that are more common or appropriate for NYSE traded companies than those called for by the Code. For example, although the Board's categorical standards for director independence incorporate the standards of both the Code and the NYSE, our Board has chosen to apply the standards of the NYSE where the two conflict, including with respect to the independence classification of directors nominated by Access Industries, a greater than 10% shareholder. Our Board believes that application of the NYSE independence standards is more appropriate for LYB, which is listed only on the NYSE and not on any exchange in the Netherlands. Our Board further believes that the service of Access nominees on the Company's key independent committees provides those committees with shareholder perspective and the significant skills, experience, and qualifications of these directors, to the benefit of the Board, the Company, and our stakeholders more generally.

Indemnification

We indemnify members of our Board to the fullest extent permitted by law so they will be free from undue concern about personal liability in connection with their service to the Company. Our Articles of Association establish this indemnification right, and we have also entered into agreements with each of our directors contractually obligating us to indemnify them.

Insider Trading Prohibitions

Our Board has adopted a policy prohibiting insider trading by directors, executives, and employees, establishing permissible trading windows, and providing preclearance requirements for certain transactions and trading arrangements by insiders. A copy of the Prohibiting Insider Trading Policy is included as an exhibit to our 2025 Annual Report on Form 10-K. LYB has also adopted cash management procedures that prohibit insider trading by LYB.

Director Compensation

Our Nominating and Governance Committee reviews director compensation on an annual basis and recommends any changes in compensation determined advisable. The Board seeks to award compensation that fairly compensates directors for the work required by membership on our Board and aligns director interests with those of our shareholders. The Nominating and Governance Committee gives consideration to the qualifications and caliber of the Company's directors and significant commitment required for service on our Board, including the additional time and effort required by overseas travel for our Board meetings.

Following its annual review in November 2025, the Nominating and Governance Committee endorsed, and the Board approved, the current director compensation policy with no changes. No increases to board retainers have been approved since 2014, apart from an increase in the annual retainer for the Board Chair in 2018 and an increase in the annual retainer for the Chair of the HSE&S Committee in 2023 to bring it in line with the Audit and C&TD Chair retainer.

> **Excluding Chair retainers,**
>
> ## 12 years
>
> **with no director pay increase**

Our non-executive directors receive cash compensation and equity compensation, in the form of restricted stock units ("RSUs"), for their service on the Board and its committees. Members of the Board have the option to elect to receive all or a portion of the cash component of their compensation in Company shares. Our CEO does not receive any additional compensation for his service as a director.

Board Retainer	Cash	RSUs
Chair of the Board	$ 325,000	$ 325,000
Members	$ 115,000	$ 170,000

Committee Retainers	Chairs	Members
Audit	$ 27,500	$ 15,000
Compensation & Talent Development	$ 27,500	$ 10,000
Nominating & Governance	$ 20,000	$ 10,000
Health, Safety, Environmental & Sustainability	$ 27,500	$ 10,000
Finance	$ 20,000	$ 10,000

In addition to the retainers shown above, we provide members of the Board with a cash payment of $5,000 for each intercontinental trip taken in performing board service. Our Articles of Association limit the aggregate of all fees paid per annum to any individual non-executive Board member to $2 million.

Share Ownership Guidelines

Members of our Board are subject to Share Ownership Guidelines. Under the Share Ownership Guidelines, non-executive directors are prohibited from selling any shares of the Company until they own shares that are valued at no less than six times their annual cash retainer for Board service, or $690,000 for all directors other than our Chair, whose ownership requirement is $1,950,000. Under the guidelines, only shares beneficially owned and RSUs (net of the anticipated tax obligation on vesting, estimated for these purposes at 50%) count toward meeting the ownership thresholds. Once a director has reached his or her required ownership level, he or she may not sell shares that would bring ownership below the threshold level.

Prohibition on Hedging and Pledging Shares

Pursuant to our Policy Prohibiting Insider Trading, directors are prohibited from purchasing, selling, or writing options on the Company's shares, engaging in short sales, participating in other derivative or short-term purchase or sale transactions, or otherwise engaging in transactions that would enable them to hedge against any decrease in our share price. Directors are also prohibited from pledging Company shares as collateral for personal loans or other obligations, including holding shares in a brokerage margin account. These restrictions extend to directors' immediate family members and certain related entities and are intended to keep the interests of our directors aligned with the long-term interests of the Company and our shareholders.

Director Compensation in 2025

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Jacques Aigrain	360,000	314,152	5,000	679,152
Lincoln Benet	145,000	164,315	5,000	314,315
Robin Buchanan	135,000	164,315	—	299,315
Tony Chase	140,000	164,315	24,345	328,660
Bob Dudley	135,000	164,315	20,000	319,315
Claire Farley	150,000	164,315	25,095	339,410
Rita Griffin	152,500	164,315	20,000	336,815
Michael Hanley	152,500	164,315	29,393	346,208
Virginia Kamsky	135,000	164,315	24,845	324,160
Bridget Karlin[4]	148,384	164,315	24,345	337,044
Albert Manifold	152,500	164,315	5,000	321,815

[1] Includes retainers for services earned or paid through December 31, 2025.

[2] Represents annual grants of RSUs for all directors.
The annual grants of RSUs are made in conjunction with the Board's regularly scheduled meeting in May of each year. The terms of the RSUs provide for vesting one year from the date of grant and for cash dividend equivalent payments when dividends are paid on the Company's shares. In 2025, the annual grant for each director, other than Mr. Aigrain, was 2,917 units. Mr. Aigrain received 5,577 units. These awards are the only stock awards outstanding at 2025 fiscal year-end for the non-executive directors. In accordance with FASB Topic ASC 718, Compensation — Stock Compensation ("ASC 718"), the grant date fair value of the awards is the number of units granted times the fair market value of our shares on that date. See Note 17 to the Consolidated Financial Statements included in our Form 10-K for the year ended December 31, 2025 for a description of accounting for equity-based compensation.

[3] Includes $5,000 for each intercontinental trip taken for work performed for the Company. From time to time, we may permit a director's spouse or other invited guest to accompany the director on Company aircraft to and from Board meetings or other company business when a seat is available. In those cases, there is de minimis incremental cost to the Company and, as a result, no amount is reflected in the 2025 Director Compensation table. Also includes benefits in kind related to tax preparation and advice related to the directors' UK and Dutch tax returns and payments. The Company provides these services through a third party to members of our Board because of our unique incorporation and tax domicile situation.

[4] Ms. Karlin was appointed to the Finance Committee on March 1, 2025 and her committee retainer was prorated.

Item 2
Discharge of Directors from Liability

 **The Board recommends that you vote FOR the discharge of our directors from liability for the performance of their duties in 2025.**

Under Dutch law, shareholders may discharge the Company's Board of Directors from liability in connection with the exercise of duties during the most recently completed fiscal year. The discharge does not affect any potential liability under the laws of The Netherlands relating to liability upon bankruptcy and does not extend to matters that have not been disclosed to shareholders. It is proposed that shareholders resolve to discharge the Company's executive and non-executive directors in office in 2025 from liability in connection with the exercise of their respective duties during the year.

Item 3
Adoption of Dutch Statutory Annual Accounts

 **The Board recommends that you vote FOR the adoption of our 2025 Dutch statutory annual accounts.**

At the Annual Meeting, you will be asked to adopt our Dutch statutory annual accounts for the year ended December 31, 2025, as required under Dutch law and our Articles of Association. Our Dutch statutory annual accounts are prepared in accordance with international financial reporting standards ("IFRS") and Dutch law. A copy of the 2025 Dutch statutory annual accounts can be accessed through our website at *Investors.LyondellBasell.com* by clicking "Financials," then "Annual Reports," and may be obtained free of charge by request to our Corporate Secretary at *CorporateSecretary@LyondellBasell.com*.

The Company paid an aggregate of $4.80 per share in dividends from its 2025 Dutch statutory annual accounts, for a total of approximately $1.6 billion. This includes interim dividends of $1.37 per share paid in each of the second, third and fourth quarters of 2025 and $0.69 per share paid in the first quarter of 2026.

Discussion of Dividend Policy

Pursuant to the Dutch Corporate Governance Code, we provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy each year at our annual general meeting.

Our dividend policy continues to be to pay a consistent quarterly dividend, after giving consideration to our cash balances and expected results from operations. Our focus on funding our dividends is balanced with our commitment to maintain an investment grade balance sheet as part of our capital allocation strategy. There can be no assurance that any dividends or distributions will be declared or paid in the future.

Through March 31, 2026, we have paid an aggregate of approximately $26.5 billion in dividends since we began our dividend program in 2011, increasing the dividend payments from $0.10 per share in the second quarter of 2011 to a high of $1.37 per share in 2025. 2025 marked the Company's fifteenth consecutive year of annual dividend growth.

Pursuant to our Articles of Association, the Board has determined the amount, if any, out of our annual profits to be allocated to reserves prior to the payment of dividends. The portion of our annual profits that remains after the reservation is available for dividend payments as approved by shareholders. The determination to pay any dividends will be made after a review of the Company's expected earnings, the economic environment, financial position, and prospects of the Company, and any other considerations deemed relevant by the Board.

Item 4

Appointment of PricewaterhouseCoopers Accountants N.V. as the Auditor of our Dutch Statutory Annual Accounts

☑ **The Board recommends that you vote FOR the appointment of PricewaterhouseCoopers Accountants N.V. ("PwC N.V.") as the auditor of our 2026 Dutch statutory annual accounts.**

The Board has selected PwC N.V. to serve as the auditor of our Dutch statutory annual accounts to be prepared in accordance with IFRS for the year ending December 31, 2026, and, in accordance with our Articles of Association, we are requesting that shareholders appoint PwC N.V. as auditor of such annual accounts. PwC N.V. has acted as the auditor of our Dutch statutory annual accounts since 2010. The Audit Committee also follows SEC rules and PwC policy regarding lead audit partner rotation. Following the Company's 2025 annual general meeting, a new Dutch lead audit partner was selected for the Company. Representatives of PwC N.V. will be present at the Annual Meeting and may be questioned by shareholders in relation to PwC N.V.'s report on the fairness of the financial statements.

Item 5

Ratification of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm

☑ **The Board recommends that you vote FOR the ratification of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for 2026.**

The Board has selected PwC to serve as our independent registered public accounting firm for the year ending December 31, 2026. PwC has acted as our independent registered public accounting firm since 2010.

The Audit Committee, which annually recommends selection of the Company's independent accountants, reviews PwC's performance and independence on an ongoing basis and considers a number of factors in determining whether to re-engage PwC for the following year. The factors considered include, among others:

- the quality of the audit conducted and service provided;
- the qualifications and performance of the lead audit partner;
- the length of time PwC has served in the roles; and
- the reasonableness of fees charged.

The Audit Committee also follows SEC rules and PwC policy regarding lead audit partner rotation. A new lead audit partner was selected for the Company for a 2026 rotation. The partner was selected following meetings between the candidate and the Chair of the Audit Committee and Company management.

The Audit Committee believes the continued retention of PwC as the Company's independent registered public accounting firm for 2026 is in the best interest of the Company and its stakeholders.



Although shareholder ratification of the selection of PwC is not required, our Board is submitting the selection to shareholders for ratification because we value our shareholders' views on the Company's auditors. If our shareholders fail to ratify the selection of PwC, it will be considered as notice to the Board and Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may recommend that the Board select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and its stakeholders.

Representatives of PwC are not expected to attend the Annual Meeting; however, representatives of PwC N.V., the auditor of the Company's Dutch statutory annual accounts, will be present at the Annual Meeting and will have the opportunity to respond to appropriate shareholder questions and make a statement if they desire to do so.

Professional Services Fee Information

Fees for professional services provided by PwC in each of the last two fiscal years, in each of the following categories, were as follows:

(in millions)		2025		2024
Audit Fees	$	15.0	$	13.6
Audit-Related Fees		1.5		1.3
Tax Fees		0.7		0.7
All Other Fees		0.3		1.8
TOTAL	**$**	**17.5**	**$**	**17.4**

Audit fees consist of the aggregate fees and expenses billed or expected to be billed for professional services rendered by PwC for the audit of our consolidated financial statements, the review of financial statements included in our Quarterly Reports on Form 10-Q, and services that are normally provided by an independent auditor in connection with statutory and regulatory filings or engagements, including comfort letters, statutory audits, attest services, and consents.

Audit-related fees consist of the aggregate fees billed for assurance and related services by PwC that are reasonably related to the performance of its audit or review of the Company's financial statements and are not reported as audit fees herein. This category includes fees related to agreed-upon or expanded audit procedures relating to accounting records required to respond to or comply with financial, accounting, or regulatory reporting requirements; and consultations as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards, or interpretations by regulatory or standard-setting bodies. Audit-related fees for 2024 have been updated to reflect final fees incurred.

Tax fees consist of international tax compliance and corporate tax consulting.

All Other Fees are services provided by the independent registered accounting firm and are appropriately not included in the Audit, Audit-Related, and Tax categories—examples include licensing of technical accounting libraries and tools, and permissible advisory, consulting, or outsourcing services.

The Audit Committee has adopted procedures for the approval of PwC's services and related fees. Each year, the Audit Committee discusses the scope of the audit plan with PwC, and all audit and audit-related services, tax services, and other services for the upcoming fiscal year are provided to the Audit Committee for pre-approval. The services, which may be provided in the upcoming twelve-month period, are grouped into significant categories substantially in the format shown above.

The Audit Committee is updated on the status of all PwC services and related fees on a periodic basis or more frequently as matters warrant. In 2025 and 2024, the Audit Committee pre-approved all audit, audit-related, tax, and other services performed by PwC.

As set forth in the Audit Committee Report below, the Audit Committee has considered whether the provision of non-audit services by PwC is compatible with maintaining auditor independence and has determined in the affirmative with respect to the services provided in 2025.

Audit Committee Report

The role of the Audit Committee is, among other things, to oversee the Company's financial reporting process on behalf of the Board, to recommend to the Board whether the Company's financial statements should be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the "Annual Report"), and to select the Company's independent auditor for ratification by shareholders. Company management is responsible for the Company's financial statements as well as for its financial reporting process, accounting principles, and internal controls. The Company's independent auditor is responsible for auditing and reporting on the Company's financial statements and the effectiveness of the Company's internal control over financial reporting, and for expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States.

The Audit Committee has reviewed and discussed the Company's audited financial statements as of and for the year ended December 31, 2025 with management and PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm for the fiscal year ended December 31, 2025. In addition, the Audit Committee has taken the following steps in making its recommendation that the Company's financial statements be included in the Annual Report:

- First, the Audit Committee discussed with PwC those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC, including information regarding the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.
- Second, the Audit Committee discussed with PwC its independence and received from PwC the written disclosures and the letter required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence. This discussion and disclosure helped the Audit Committee in evaluating such independence. The Audit Committee also considered whether, and concluded that, PwC's provision of other non-audit services to the Company is compatible with the auditor's independence.
- Third, the Audit Committee met periodically with members of management, including the head of the Company's internal audit and internal controls functions, and PwC to review and discuss internal control over financial reporting. Further, the Audit Committee reviewed and discussed management's report on internal control over financial reporting as of December 31, 2025, as well as PwC's report regarding the effectiveness of internal control over financial reporting.
- Finally, the Audit Committee reviewed and discussed with the Company's management and PwC the Company's audited financial statements as of and for the year ended December 31, 2025, including the acceptability and appropriateness of the accounting principles applied, the reasonableness of significant judgments, and the clarity of the disclosure.

The Audit Committee also discussed with the head of the Company's internal audit department and PwC the overall scope and plans of their respective audits. The Audit Committee meets periodically with both the head of the internal audit department and PwC, with and without management present, to discuss the results of their examinations and their respective evaluations of the Company's internal control over financial reporting.

In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports, and statements presented to them by Company management and by PwC as the Company's independent registered public accounting firm.

Based on the reviews and discussions explained above (and without other independent verification), the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the Company's financial statements be included in the Annual Report. The Audit Committee has also approved the selection of PwC as the Company's independent registered public accounting firm for fiscal year 2026.

The Audit Committee

Michael Hanley, *Chair*
Jacques Aigrain
Anthony Chase
Claire Farley
Bridget Karlin

Item 6
Advisory Vote on Executive Compensation (Say-On-Pay)

☑ **The Board recommends that you vote FOR the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers as disclosed in this proxy statement.**

We believe that our executive compensation program supports our executive compensation philosophy and goals, drives performance, encourages an appropriate sensitivity to risk, and increases shareholder value. Our philosophy, which is set by the C&TD Committee, is intended to align each executive's compensation with the Company's short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate, and retain high-caliber executives who are crucial to our long-term success.

A significant portion of the total compensation opportunity for each of our executives is directly tied to the Company's progress against our strategic, operating, sustainability and safety goals.

We implement our philosophy and achieve our program goals by following certain key principles, including:

- positioning total direct compensation and each individual element of executive compensation near the median of our peer group companies, with consideration given to the relative complexity of comparable executive roles;
- aligning short-term incentive awards with annual operating, financial, and strategic objectives, while taking into account the realities of a cyclical industry and rewarding differential performance rather than favorable or unfavorable market circumstances; and
- rewarding absolute and relative performance over time through long-term equity incentive awards.

Results of Last Year's Say-On-Pay Vote

Our executive compensation program received substantial shareholder support and was approved, on an advisory basis, by approximately 96% of votes cast at the 2025 annual general meeting of shareholders. Our C&TD Committee and Board believe this level of approval of our executive compensation program demonstrates our shareholders' strong support of our compensation philosophy and goals and the decisions made by the C&TD Committee. They also believe the consistently high level of shareholder support for our executive compensation is a result of our C&TD Committee's commitment to compensating our executives in a manner that ensures a strong link between pay and performance and is reflective of our philosophy and goals, market best practices, and strong shareholder engagement.

Pay for Performance in 2025

The C&TD Committee believes that the compensation of our Named Executive Officers for 2025 is reasonable, appropriate, and supported by the Company's performance. The C&TD Committee works to ensure management's interests align with increasing shareholder value. The Board requests that you consider the structure of our executive compensation program in connection with our 2025 performance, which is more fully discussed in the Compensation Discussion and Analysis ("CD&A") section of this proxy statement that follows. The CD&A explains how we implement our compensation philosophy and goals and how we apply these principles to our compensation program. For additional information, see the section of this proxy statement titled "Pay Versus Performance" on page 74.

2025 Advisory Vote on Executive Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934, we are requesting that shareholders vote on an advisory basis to approve the compensation of our Named Executive Officers in 2025, as described in this proxy statement. Shareholders have the opportunity to share their opinion regarding our executive compensation program by voting for or against the following resolution:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the Named Executive Officers as disclosed in the Company's proxy statement for the 2026 Annual General Meeting of Shareholders, including the Compensation Discussion and Analysis, the Summary Compensation Table and other related tables and disclosure."

Although the advisory vote is non-binding, the Board values our shareholders' opinions. The C&TD Committee will review the results of the vote and consider shareholders' input when considering future decisions regarding our executive compensation programs. If you have concerns relating to our executive compensation programs, we encourage you to contact us because a vote against this proposal will not provide the C&TD Committee with information about shareholders' specific concerns.

The Company provides for annual say-on-pay votes, and the next say-on-pay vote will occur at our 2027 annual general meeting of shareholders. In accordance with SEC rules, shareholders will be given an opportunity to express their views on whether the practice of annual say-on-pay votes should be maintained at our 2029 annual general meeting of shareholders.

Compensation Discussion and Analysis

This section explains the decisions made concerning the compensation of the Company's Named Executive Officers ("NEOs") for fiscal year 2025. It also describes the Company's compensation philosophy, our executive compensation program, the process our C&TD Committee followed, and the factors the C&TD Committee considered in determining the amount of compensation awarded.

Our NEOs for 2025 are Peter Vanacker, CEO; Agustin Izquierdo, EVP and CFO, Michael McMurray, former EVP and CFO; and the three other most highly compensated executive officers of the Company in 2025. Their titles are provided below.


Peter Vanacker
CEO


Agustin Izquierdo
EVP and CFO[1]


Kimberly Foley
EVP – Olefins & Polyolefins


Torkel Rhenman
EVP – Advanced Polymer Solutions


Jeffrey Kaplan
EVP, General Counsel and Procurement

[1] Mr. Agustin Izquierdo succeeded Mr. McMurray as our EVP and CFO effective as of March 1, 2025. Mr. McMurray continued in an advisory role at the Company until March 1, 2026.

Executive Summary

2025 Performance Highlights

$(738)M	$2.5B	$2.3B	$2.0B
Net Loss	EBITDA ex. Identified Items[1]	Cash from Operating Activities	Returned to Shareholders

LYB continued to face challenging market conditions in 2025, and focused on navigating the cycle. Throughout the year, the Company prioritized safety, operational excellence, and protecting value while pacing capital investments and optimizing our portfolio. We continued our track record of delivering solid returns to shareholders, marking our fifteenth consecutive year of annual dividend growth and returning $2.0 billion to shareholders through dividends and share repurchases.

Disciplined Execution of our Strategy. Last year, the Company continued to execute on its three-pillar strategy—growing and upgrading the core, building a profitable Circular & Low Carbon Solutions platform, and stepping up performance and culture. In response to market conditions, management reduced and re-sequenced growth investments, accelerating select initiatives and adapting the timing of others to align with market conditions, such as pausing construction of our propylene expansion project at Channelview and delaying the final investment decision of our *MoReTec*-2 chemical recycling unit. We ceased operations at our Houston refinery in the first quarter of 2025 and advanced our planned divestiture of four European assets, which is on track for completion in the second quarter of 2026. We also took actions to strengthen our cost-advantaged position in the Middle East and continued construction on *MoReTec*-1, our first commercial-scale chemical recycling facility using our *MoReTec* technology, which is on track for a 2027 start up. These actions position the Company to capture upside as industry conditions normalize.

Protecting Value. In 2025, our team focused on preserving value and generating cash. The Value Enhancement Program ("VEP") exceeded our original target and achieved approximately $1.1 billion[2] of recurring annual EBITDA in 2025, which has been instrumental in helping to offset inflation, improve reliability, and fund strategic growth. We also launched our Cash Improvement Plan, which set out to deliver $600 million of incremental cash flow relative to our 2025 plan, a goal which we have exceeded by approximately $200 million. We also took proactive steps to preserve liquidity, including issuing $1.5 billion in bonds to help derisk upcoming 2026 and 2027 maturities.

Safety and Operational Excellence. In 2025, LYB delivered the strongest safety performance in Company history while executing significant maintenance and turnaround activity across major sites, demonstrating a culture of operational excellence during a challenging year. We achieved a total recordable incident rate ("TRIR") of 0.120, our lowest rate for the company, and a process safety incident rate ("PSIR") of 0.018. Despite significant maintenance and turnaround activity, we achieved the lowest number of injuries in company history. 70 of our 94 manufacturing sites and technology centers were injury-free, 78 had no tier 2 or greater process safety events, and 76 had no tier 2 or greater environmental events.

Pay for Performance. The Company paid 2025 annual bonuses at 67% of target, reflecting challenging market conditions that impacted our EBITDA, offset by strong performance under our safety targets and achievement of key sustainability milestones. There was 25% payout under the Company's PSUs for the three-year performance period ended December 31, 2025, reflecting the fact that the Company's total shareholder return ("TSR") was negative and fell in the lower half of selected peers and the Company's free cash flow ("FCF") per share fell well below the target set by our C&TD Committee due to the challenging market environment in 2025. The performance metrics under the Company's annual bonus program and PSUs are further described under "2025 Executive Compensation Decisions in Detail." Our executives' annual bonuses, including their individual performance ratings, reflect our safety performance, their leadership, and their actions in support of our strategy, including our climate, circularity and culture initiatives.

[1] See Appendix A for information about our non-GAAP financial measures and a reconciliation of net loss to EBITDA, including and excluding identified items. Identified items include adjustments for LCM, gain or loss on sale of business, asset write-downs in excess of $10 million in aggregate for the period, Cash Improvement Plan costs, site closure costs, European transaction costs and discontinued operations.

[2] Recurring annual EBITDA for the VEP is the year-end EBITDA run rate estimate based on 2017-2019 mid-cycle margins. Value unlocked as of December 2025 is based on a 2021 baseline. See Appendix A for information about our non-GAAP financial measures.

COMPENSATION DISCUSSION AND ANALYSIS

Key Compensation Practices

Our executive compensation practices support our pay for performance philosophy, align our executives' interests with those of our shareholders, and reflect best governance without encouraging unnecessary risk-taking.

✅ What We Do

- **Pay for performance.** We tie a significant amount of compensation to our financial, business, strategic, safety, and sustainability goals.
- **Emphasize long-term performance.** We balance long-term and short-term incentives and use long-term equity incentive awards, including PSUs and RSUs, to reward sustained long-term performance.
- **Double-trigger vesting.** We provide for "double-trigger" vesting in connection with any change-in-control event.
- **Clawbacks.** We have a robust clawback policy so we can recover performance-based compensation in certain circumstances. In addition to the clawback policy applicable to all incentive-based compensation, all time-based RSUs include recoupment provisions triggered in the event of executive misconduct or breach of restrictive covenant obligations.
- **Share ownership guidelines.** We restrict our executives' and directors' ability to sell shares unless they first meet robust share ownership guidelines. We do not count PSUs or stock options toward compliance with these guidelines.
- **Prohibiting Insider Trading Policy.** We have a policy for directors, executives, and employees designed to prevent insider trading and require preclearance for transactions in LYB shares and 10b5-1 plans for insiders.
- **Independent compensation consultant.** We engage an independent consultant to advise on executive compensation matters, and our independent C&TD Committee meets regularly with the consultant in executive session.
- **Peer group benchmarking.** We use appropriate peer groups when establishing compensation.
- **Annual say-on-pay.** We hold an annual say-on-pay advisory vote.

❌ What We Don't Do

- **Excise tax gross-ups.** We do not provide for excise tax gross-ups in connection with change-in-control events or terminations.
- **Hedging or pledging.** We do not allow our officers and directors to hedge or pledge our stock.
- **Guaranteed bonuses.** We do not pay guaranteed bonuses.
- **Automatic compensation increases.** We do not automatically increase executive base salaries each year or make lock-step changes in compensation based on peer group compensation levels or metrics.
- **Reprice or exchange underwater options.** We do not permit option repricing or the buyout of underwater options without shareholder approval.

Say-on-Pay and Shareholder Outreach

Our executive compensation program has received substantial and consistent shareholder support over the past several years. At the 2023, 2024, and 2025 annual general meetings of shareholders, approximately 98%, 98% and 96% of votes were cast in favor of our executive compensation program, respectively. Our C&TD Committee and Board believe that the consistent high level of support from our shareholders is a result of our commitment to ensuring that our executives are compensated in a manner that provides a strong link between pay and performance.

The C&TD Committee and Board value our shareholders' insights and are committed to ongoing, regular dialogue with shareholders regarding executive compensation, among other matters. We consider shareholder feedback, evolving business needs, and our desire to maintain a strong link between executive pay and performance when evaluating our compensation program.

Recent Shareholder Support for Say-on-Pay

96%	98%	98%
2025	2024	2023

Noteworthy C&TD Committee Actions Since January 2025

Our C&TD Committee is responsible for determining the compensation of our executive officers and designing our executive compensation program. The Committee, together with its independent compensation consultant, continually reviews compensation trends and best practices, discusses shareholder and employee feedback on the Company's compensation programs, and considers the Company's talent development goals and business needs. Since January 1, 2025, the Committee and the Board of Directors took several noteworthy actions in relation to the Company's compensation programs:

2025 Highlights – Cash Improvement Plan Performance Requirement

To address macroeconomic volatility, in April 2025 the Company launched a Cash Improvement Plan ("CIP") to achieve $600 million cash flow preservation relative to its internal 2025 plan. The initiative focused on working capital management, fixed-cost reductions, and select project deferrals. To reinforce accountability for the successful achievement of the 2025 CIP target, the C&TD Committee updated the STI plan mid-year for senior leaders, including our NEOs. Pursuant to the update, 15% of the total STI bonus payout will be zero during the industry downturn if the CIP target is not met. If the CIP target is met, there will be no change. The CIP adjustment can only modify the STI payout downwards. The Committee believes that this modification aligns company leaders with this key goal and drives accountability and long-term value. The Company achieved the 2025 CIP target. As a result, total 2025 STI payout was not changed by this component.

Continued Focus on Safety and Sustainability

For 2025, 30% of the total payout under the STI program (20% Safety and 10% Sustainability) reflects the Company's ongoing commitment to safety, accountability and timely delivery of our climate and circularity goals.

Safety. In 2025, we achieved a total recordable incident rate ("TRIR") of 0.120, our lowest rate for the Company, and a process safety incident rate ("PSIR") of 0.018. We also achieved the lowest number of injuries in our history. 70 of our 94 manufacturing sites and technology centers were injury-free, and five major turnarounds were completed with no injuries. Our safety performance reflects the hard work and dedication of our employees and contractors, as well as our culture of operational excellence and accountability.

Sustainability. Under our sustainability metric, payout is based on the accomplishment of key milestones approved by the C&TD Committee. We believe that the sustainability metric incentivizes accountability and timely delivery of our climate and circularity goals. For 2025, we focused on two milestones: (1) leverage transformation projects to improve energy efficiency by 0.5% from a 2021 baseline; and (2) produce and market 235kt of recycled and renewable-based polymers in 2025.[1] Target performance levels for each milestone are summarized under "—2025 Executive Compensation Decisions in Detail— 2025 Annual Bonus Payments—Company Performance" on page 49.

Value Creation Target

In February 2025, the C&TD Committee set the incremental Value Creation target for our 2025 STI program at $1 billion recurring annual EBITDA, in line with the Company's goal of delivering $1 billion of recurring annual EBITDA by the end of 2025 under our Value Enhancement Program.[2] The Value Enhancement Program exceeded that target, delivering approximately $1.1 billion of recurring annual EBITDA in 2025.[2] Building on this momentum, management is extending the Value Enhancement Program with a new target of $1.5 billion of recurring annual EBITDA by 2028.[2] These recurring earnings are based on mid-cycle margins and operating rates, which means the full financial benefit is expected to grow as market conditions normalize.

[1] Includes renewable, mechanical and chemical recycling sales volumes from our CLCS and APS businesses. Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

[2] Recurring annual EBITDA for the VEP is the year-end EBITDA run rate estimate based on 2017-2019 mid-cycle margins. Value unlocked as of December 2025 is based on a 2021 baseline, while incremental value unlocked starting in 2026 is based on a 2025 baseline. See Appendix A for information about our non-GAAP financial measures.

What Guides our Program

Executive Compensation Philosophy

Our executive compensation program is designed to:

- Take into account the realities of a cyclical, commodity industry and reward differential performance
- Align the interests of management with those of our shareholders
- Encourage both short-term and long-term results
- Attract, retain, and incentivize the highest caliber team possible
- Enable us to pay high achievers above-market median compensation based on individual performance, potential, and impact to the Company's results
- Recognize and maintain the Company's market-leading position in health and safety
- Emphasize the Company's deep commitment to sustainability and continue focus on value creation

Components of Executive Compensation

Our 2025 compensation program for our executive officers, including our NEOs, is structured to incorporate the following compensation components:

	Base Salary	Short-Term Incentives	Long-Term Incentives	
	Cash	Cash	PSUs (60%)	RSUs (40%)
Timing	Annual	Annual	Three-year performance period	RSUs granted in 2024 and 2025 vest ratably over three years; RSUs granted in 2023 cliff vest after three years
Metrics	Determined when executives are hired or promoted into their position and reviewed annually. Individual performance is a key driver of any annual base salary adjustment. Increases are not guaranteed and must be approved by the C&TD Committee.	Payout from 0 to 200% of target based on individual performance (for executives other than the CEO), and company performance in: • Business results (60%) • Safety (20%) • Sustainability (10%) • Value Creation (10%)	Target value at grant is determined as a percentage of base salary. Payout from 0% to 200% of target based on relative TSR over a three-year period and FCF per share performance relative to long-range plan projections. Relative TSR measure capped at 100% if TSR is negative.	Target value at grant is determined as a percentage of base salary. Value delivered through long-term stock price performance.
Rationale	Provides competitive levels of fixed pay to attract and retain executives.	Attracts and motivates executives by aligning compensation with key annual objectives and the results that are achieved.	Links executive compensation to long-term performance through key performance metrics and stock price, balancing long-term internal targets and relative market performance.	Encourages executives to increase shareholder value over the long term and supports talent retention.
	Fixed	Performance-Based		Variable

Compensation Mix

Our executive compensation program emphasizes the alignment of pay with performance and shareholder value creation, and the mix of compensation components for our NEOs is heavily weighted toward performance-based and variable compensation. Our CEO's compensation package emphasizes performance-based and variable compensation even more than those of the other NEOs to reflect the fact that the CEO's actions have the greatest influence on the Company's overall performance. For 2025, the Total Target Direct Compensation ("TTDC") of our NEOs was as follows:


CEO
10%
Base Salary
16%
Target Bonus
44%
PSUs
30%
RSUs
90%
Performance-Based or Variable
60% Performance-Based
All other NEOs
19%
Base Salary
18%
Target Bonus
38%
PSUs
25%
RSUs
81%
Performance-Based or Variable
56% Performance-Based
Base Salary
Target Bonus
PSUs
RSUs

The Decision-Making Process

The C&TD Committee oversees our executive compensation program, working closely with its independent consultant to ensure the effectiveness of the program throughout the year.

Responsible Party	Primary Roles and Responsibilities
C&TD Committee *(100% independent directors)*	• Responsible for determining the compensation of our executive officers (including the NEOs) and designing our executive compensation program • With input from the Committee's independent compensation consultant, annually conducts a comprehensive analysis and assessment of our executive compensation program, including an evaluation of each component of target compensation for our executive officers, and approves TTDC for the coming year • Approves performance metrics and target performance levels for the Company's STI program and performance-based equity grants, after receiving input from management and other committees
Other Independent Members of Board of Directors	• Non-executive members of the Board, including the Chair, review and provide input on the C&TD Committee's decisions relating to the compensation of our executive officers • HSE&S Committee provides input regarding the design and payout for annual safety and sustainability performance metrics
Chief Executive Officer	• Each year, presents the C&TD Committee with recommendations regarding the compensation of each of the other executive officers (including the other NEOs). These recommendations are based on his assessment of each executive's performance, the performance of the executive's business unit or function, benchmark information, and retention risk • Provides input on the overall executive compensation program design • The C&TD Committee reviews CEO recommendations and makes adjustments as it deems appropriate. The CEO does not have any role in the Committee's determination of his own compensation
Independent Compensation Consultant *(Pearl Meyer)*	• Retained by the C&TD Committee, after assessment of the firm's independence and determining that the engagement of Pearl Meyer did not raise any conflict of interest or other concerns, to provide advice regarding executive compensation matters • Advises on the design of our executive compensation program and evolving industry practices • Provides market data and analysis regarding the competitiveness of our executive compensation program • Evaluates proposed compensation decisions and program updates • Attends regularly-scheduled meetings of the C&TD Committee and telephone conferences with members of the Committee or its Chair throughout the year to assist with the review and discussion of executive compensation matters

Competitive Positioning and Our Peer Group

Annually, the C&TD Committee reviews the TTDC for each of our executive officers, which includes base salaries, target bonuses, and the grant date value of long-term incentive awards. The Committee strives to set our NEOs' TTDC and each individual component of executive compensation near the median compensation levels of our peer group companies, while considering other factors described below. A large portion of the TTDC opportunity for our NEOs is directly tied to the achievement of financial and operational metrics that measure our performance in both absolute terms and relative to peers.

The Committee reviews publicly available financial and compensation information reported by our peer group companies (described below) and general survey data. The survey data used to inform the Committee's 2025 compensation decisions was collected from the Willis Towers Watson Executive Compensation Database. This survey data reflects a combination of general industry and chemical industry compensation for executives with responsibilities similar to those of our executives.

The Committee reviews the peer group and survey data to determine the market range and median compensation for each executive's position and then sets each executive's base salary and compensation targets for the current year. This generally involves establishing an annual bonus target and the target value of LTI awards as a percentage of base salary. Median compensation is used as a reference point for pay recommendations. Actual pay and targets vary from median based on the executive's industry experience; experience and performance in his or her role and at the Company; value of the role to the Company; internal pay parity among our executives; and any other factors the Committee deems relevant.

The compensation peer group is also used more generally when the Committee reviews our compensation program design, including the types of compensation awarded and the terms and conditions of compensation components.

Our 2025 Peer Group

The C&TD Committee conducts an annual review of the Company's executive compensation peer group to determine if any changes are necessary. In choosing our peers, the Committee involves management and uses research and advice from the Committee's independent compensation consultant and considers companies that operate in similar industries or are identified as potential competitors for business or talent, with consideration given to company size and comparability of financial, operating and business considerations.

The C&TD Committee believes the 18-company peer group below represents a reasonable balance in terms of industry mix and financial size while providing a robust set of data points for benchmarking executive pay. In September 2024, the Committee reviewed and approved continuing to use the 2024 peer group for 2025.

3M Company	Dow Inc.	Honeywell International Inc.	Phillips 66
Archer-Daniels-Midland Company	DuPont de Nemours, Inc.	International Paper Company	PPG Industries, Inc.
Caterpillar Inc.	General Dynamics Corporation	Johnson Controls International	The Sherwin-Williams Company
Cummins Inc.	HF Sinclair Corporation	Linde plc	Valero Energy Corporation
Deere & Company		Marathon Petroleum Corporation	

The 2025 peer group companies reported 2025 revenues that ranged from approximately $6.8 billion to $136.6 billion, with a median revenue of approximately $35.7 billion. In comparison, the Company's 2025 revenue was approximately $30.2 billion. The 2025 peer group was used to develop the market data and benchmarking materials that were provided to the C&TD Committee to assist with the 2025 decision-making process.

2025 Executive Compensation Decisions in Detail

The compensation of our executive officers, including our NEOs, is reviewed and approved by the C&TD Committee at the time of each executive's hiring or promotion and annually during a regularly scheduled meeting held in February. Decisions are made based on the Company's and each executive's performance in the prior year, other than with respect to PSU payouts, for which decisions are based on Company performance over a three-year period. February 2025 compensation decisions included the approval of 2025 base salaries; target values, criteria and metrics for the 2025 annual bonuses to be paid in 2026; and 2025 grants of annual long-term incentive awards, including PSUs and RSUs, as described on page 53. In February 2026, the Committee approved payout of 2025 annual bonuses and the percentage earned for the PSUs granted in 2023 with a performance period that ended December 31, 2025.

2025 Base Salaries

The table below shows the base salaries for our NEOs in 2024 and 2025. Salary changes are generally approved at the C&TD Committee's February meeting and effective on April 1. The Committee reviews market data and considers internal pay parity when making its decisions. The Committee also considers each executive's performance during the prior year, any changes in responsibilities, and the executive's time in role. The 2025 salary increases for Messrs. Vanacker, Rhenman, and Kaplan, and Ms. Foley, each effective April 1, 2025, represented annual salary adjustments to maintain market competitiveness. Mr. Izquierdo succeeded Mr. McMurray as our EVP and CFO effective as of March 1, 2025.

Name	2024 Base	2025 Base	Increase
Peter Vanacker	$ 1,450,000	$1,500,000	3.4%
Agustin Izquierdo	N/A	$ 650,000	N/A
Kimberly Foley	$ 775,000	$ 830,000	7.1%
Torkel Rhenman	$ 800,000	$ 812,000	1.5%
Jeffrey Kaplan	$ 765,900	$ 788,877	3.0%
Michael McMurray[1]	$ 879,750	$ 879,750	—

[1] Mr. McMurray retired from his position as CFO effective March 1, 2025. Mr. McMurray continued in an advisory role at the Company until March 1, 2026. For more information, please see "Potential Payments Upon Termination or Change in Control" on page 69.

2025 Annual Bonus Payments

The Company's annual bonus program rewards participants for achieving the Company's annual objectives. Under this short-term incentive, or STI, program, the C&TD Committee establishes metrics and target performance levels and sets a target bonus, determined as a percentage of base salary, for each executive. In 2025, our NEOs' target bonuses were as follows.

Name	2024 Target Bonus (% of salary)	2025 Target Bonus (% of salary)
Peter Vanacker	170%	170%
Agustin Izquierdo	N/A	90%
Kimberly Foley	100%	100%
Torkel Rhenman	100%	100%
Jeffrey Kaplan	90%	100%
Michael McMurray[1]	95%	95%

[1] Mr. McMurray retired from his position as CFO effective March 1, 2025.

The amount of target bonus earned depends on the C&TD Committee's determination of Company and individual performance under each of the STI program metrics. STI awards for 2025 were calculated in the same manner as in 2024, as set forth below.



Individual Target Bonus (as a % of salary) × { [**Company Performance (0-200%)** × **Company Performance Weighting (75%)**] (Company Performance Component) + [**Individual Performance[1] (0-200%)** × **Individual Performance Weighting (25%)**] (Individual Performance Component) } = **STI Payout[2] (as a % of salary)**

Company Performance – Payout at 67% of Target

Payout for the Company performance component of the 2025 STI award was based on achievement of target performance levels for four metrics: business results, value creation, safety performance, and sustainability, weighted as described below.

Component and weighting	Threshold	Target	Maximum	Actual Result	Metric payout	Payout
Business Results						
60% — **EBITDA** Performance against adjusted EBITDA budget	-15.0%	0.0%	15.0%	-20%		0%
Value Creation						
10% — **Milestones** Achievement of Value Enhancement Program targets[3]	$900M	$1,000M	$1,100M	$1,100M		200%
ESG						
Safety Performance (20%)						173%
TRIR (50%) Injury rate	0.286	0.190	0.096	0.120	175%	
PSIR (50%) Process safety incident rate	0.043	0.023	0.016	0.018	171%	
Sustainability (10%)						126%
Produce and market recycled and renewable-based polymers (50%) Produce and market 235kt of recycled and renewable-based polymers[4]	155kt	235kt	310kt	206kt	52%	
Energy efficiency (50%) Progress energy efficiency projects to improve energy efficiency by 0.5%, relative to a 2021 baseline	0% / 0.25%	0.5%	0.75% / 1%	1.05%	200%	
Payout	0%	100%	200%			
OVERALL PAYOUT						**67%**

(1) Mr. Vanacker's STI payouts are based entirely on Company performance. There is no individual performance component for the CEO.
(2) 15% of the total STI bonus payout will be zero during the industry downturn if the CIP target is not met. If the CIP target is met, there will be no change. The Company met the 2025 CIP target. Overall payout under the STI program will not exceed 200% of an individual's target bonus.
(3) Recurring annual EBITDA for the Value Enhancement Program is the year-end EBITDA run rate estimate based on 2017-2019 mid-cycle margins. Value unlocked as of December 2025 is based on a 2021 baseline.
(4) Includes renewable, mechanical and chemical recycling sales volumes from our CLCS and APS businesses. Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

Business Results (60%)

WHY EBITDA?

We believe that EBITDA is the financial measure that best enables shareholders to gauge our profitability and assess our business results. We determine performance under this metric by comparing EBITDA excluding identified items[1] to our annual EBITDA budget, after making certain non-discretionary adjustments at the end of the year to account for market tailwinds and headwinds. Our aim is to ensure that our compensation rewards differential rather than circumstantial performance. These adjustments are approved by the C&TD Committee to ensure they are rigorous and support the alignment of pay and performance.

Payout at 0% of target was based on 2025 EBITDA excluding identified items that came in 20% below the Company's adjusted EBITDA budget for the year. We define EBITDA as net income (loss) plus interest expense (net), provision for (benefit from) income taxes, and depreciation and amortization. Identified items include adjustments for LCM, gain or loss on sale of business, asset write-downs in excess of $10 million in aggregate for the period, Cash Improvement Plan costs, site closure costs, European transaction costs and discontinued operations. At the C&TD Committee's discretion, the Company's annual EBITDA excluding identified items may be adjusted for the impact of certain extraordinary events during the year. For 2025, the C&TD Committee approved adjustments for LIFO inventory valuation and the impact of winter weather events.

EBITDA Budget Adjustments

At its regularly scheduled November 2024 meeting, the Board reviewed the Company's annual EBITDA budget for the coming year and, the following February, approved the final annual EBITDA target. After completion of the year, and in order to ensure that our executives are compensated on the basis of differential rather than circumstantial performance, the Company's EBITDA budget may be adjusted in four primary ways. These adjustments can increase the EBITDA budget in an upcycle or lower the budget in a downturn and are used as a tool to ensure the Committee pays for actual performance, not performance due to the volatility and cyclicality of the chemicals industry, which is heavily influenced by energy prices.

Specifically, these adjustments account for (i) differences between actual market margins or spreads and budget assumptions, (ii) movements in foreign-exchange rates, the mark-to-market of certain assets (e.g., precious metals), and the same fixed cost exclusions taken into account when measuring the Company's cost performance, (iii) LIFO inventory valuation adjustments, and (iv) the budget impact of significant unanticipated events. All adjustments are reviewed and approved by the C&TD Committee and are subject to certain thresholds before an adjustment will be considered. Adjustments for actual market margins or spreads are calculated using independent third-party sources whenever available, including Chemical Market Analytics (CMA) and Phillip Townsend Associates (PTAI). No market adjustments are made for businesses that do not have market references, including our Advanced Polymer Solutions (APS) and Technology segments. In 2025, additional adjustments were made for volume, margin and fixed costs impacts related to the Texas winter freeze.

The table below summarizes the approved adjustments, both positive and negative, to the Company's 2025 EBITDA budget by segment, which collectively decreased the EBITDA budget by 26%. To avoid disclosing competitively-sensitive information, we do not provide specific details on market impacts.

Segment(s)	Description of EBITDA Budget Adjustments
Olefins & Polyolefins – Americas	Ethylene cash margin (CMA), polyethylene spread (PTAI), and polypropylene spread (PTAI)
Olefins & Polyolefins – Europe, Asia, International	EU ethylene variable margin (typical naphtha cracker), polyethylene spread (PTAI), polypropylene spread (PTAI), mark-to-market of joint ventures available-for-sale financial assets, and foreign exchange impact
Intermediates & Derivatives	U.S. methanol variable margin (CMA), styrene raw material margin (CMA), MTBE raw material margin (CMA), Mark-to-market of precious metals, and foreign exchange impact
All	Foreign-exchange rate impacts, mark-to-market adjustments, and fixed cost exclusions
Net EBITDA Budget Impact	**26%**

[1] See Appendix A for information about our non-GAAP financial measures and a reconciliation of net loss to EBITDA, including and excluding identified items. Identified items include adjustments for LCM, gain or loss on sale of business, asset write-downs in excess of $10 million in aggregate for the period, Cash Improvement Plan costs, site closure costs, European transaction costs and discontinued operations.

Value Creation (10%)

WHY VALUE CREATION?

We aim to align executive compensation with the Company's evolving strategy and vision, which focuses on capturing value, improving agility and accelerating innovation. We believe our value creation metric incentivizes employees to bring forth new financial value creating ideas and initiatives in line with our new culture.

Payout under the value creation metric is determined by the achievement of incremental EBITDA targets supporting our goal of delivering up to $1 billion in recurring annual EBITDA[1] improvement by the end of 2025. Payout at 200% of target reflects 2025 recurring annual EBITDA exit run-rate of approximately $1.1 billion, exceeding our target of $1 billion, supporting our achievement of our long-term VEP goal.[1]

Safety Performance (20%)

WHY SAFETY PERFORMANCE?

Operating in a safe, reliable manner protects our employees, our assets, and the communities in which we operate. We believe our focus on safety performance is the right thing to do, and it helps contain costs of operations and avoid operational upsets and reputational harm.

The C&TD Committee primarily considers the Company's performance in personal safety (50%) and process safety (50%) and has discretion to adjust the resulting payout to account for environmental incidents and extraordinary trends and circumstances. Personal safety is measured by the Company's total recordable incident rate ("TRIR"), calculated as the number of injuries per 200,000 hours worked. Process safety is measured by the Company's process safety incident rate ("PSIR"), which represents the number of Tier 1 incidents, as measured by the American Chemistry Council, per 200,000 hours worked. In 2025, the Company achieved TRIR of 0.120 and PSIR was 0.018, resulting in overall payout at 173% of target.

Sustainability (10%)

WHY SUSTAINABILITY?

We have set 2030 ambitions to reduce our absolute Scope 1 and 2 GHG emissions by 32% and absolute Scope 3 GHG emissions by 30%, relative to a 2020 baseline. We also set an ambition to produce and market at least 800,000 metric tons of recycled and renewable-based polymers annually by 2030.[2] We believe that the sustainability metric incentivizes accountability and timely delivery of our climate and circularity ambitions.

The C&TD Committee considers the Company's achievement of key milestones supporting our sustainability goals. For 2025, the Committee set goals to achieve certain milestones, with target (100%) performance summarized below. Payout at 126% of target reflected the Company's delivery on these goals.

Milestone	Result
Implementation of energy efficiency projects Progress energy efficiency projects to improve energy efficiency by 0.5%	**200% of target:** Completed projects improving energy efficiency by 1.05%
Recycled and renewable-based polymers Produce and market 235kt of recycled and renewable-based polymers[2]	**52% of target:** Produced and marketed 206kt of recycled and renewable-based products[2]

[1] Recurring annual EBITDA for the VEP is the year-end EBITDA run rate estimate based on 2017-2019 mid-cycle margins. Value unlocked as of December 2025 is based on a 2021 baseline. See Appendix A for information about our non-GAAP financial measures.

[2] Includes renewable, mechanical and chemical recycling sales volumes from our CLCS and APS businesses. Production and marketing includes (i) joint venture production marketed by LYB plus our pro rata share of the remaining production produced and marketed by the joint venture, and (ii) production via third-party tolling arrangements.

Individual Performance

The payouts awarded for the individual performance component of the NEOs' STI award reflect their individual contributions to achieving successful Company performance, whether they achieved or exceeded expectations for their respective roles, and any other significant factors during the year, such as special projects, challenges, or other performance issues. Individual performance ratings range from 0 to 200%.

Name	Individual Target Bonus		Company Performance Component				Individual Performance Component			STI Payout (as a % of salary)		STI Payout
Peter Vanacker	170%	x	67%						=	114%	$	1,708,500
Agustin Izquierdo[(1)]	90%	x	((67%	x	75%)	+	(150%	x 25%))	=	79%	$	484,825
Kimberly Foley	100%	x	((67%	x	75%)	+	(100%	x 25%))	=	75%	$	624,575
Torkel Rhenman	100%	x	((67%	x	75%)	+	(110%	x 25%))	=	78%	$	631,330
Jeffrey Kaplan	100%	x	((67%	x	75%)	+	(100%	x 25%))	=	75%	$	593,630
Michael McMurray[(2)]	95%	x	((67%	x	75%)	+	(100%	x 25%))	=	71%	$	628,911

(1) Mr. Izquierdo's STI award was pro-rated to reflect his promotion to CFO effective March 1, 2025.
(2) Mr. McMurray retired from his position as CFO effective March 1, 2025. For more information, please see "Potential Payments Upon Termination or Change in Control" on page 69.

The C&TD Committee has determined that our CEO's payout under the STI program should be directly tied to, and determined by reference to, Company performance. There was no individual performance component to Mr. Vanacker's annual STI award. The Committee's evaluation of each other NEO's individual performance is described below.

Mr. Izquierdo's 150% individual performance rating reflects his exceptional first year as CFO. He successfully transitioned into the role and quickly established credibility with both internal and external stakeholders. Internally, he rapidly rebuilt a high-performing finance organization after the departure of several key leaders. Externally, he elevated the Company's engagement with the investment community by attending seven investor conferences and conducting more than 80 investor meetings. During a challenging market environment, Mr. Izquierdo brought needed clarity to the Company's cash performance and launched the Cash Improvement Plan, renegotiated the Company's revolving credit facility and executed a new bond issuance to further preserve liquidity. Mr. Izquierdo improved transparency on both company and joint-venture performance. He continued his strong leadership presence across LYB Employee Networks.

Ms. Foley's 100% individual performance rating reflects a year of steady execution, disciplined operational leadership, and important contributions to the Company's strategic progression. She successfully executed the shutdown of the Houston refinery ahead of schedule. She also played a central role in advancing the Company's strategy to Grow and Upgrade the Core, including securing approval for and progressing several key strategic projects in Europe and the Middle East. Ms. Foley oversaw the execution of the agreement for the Company to divest four European O&P assets. Ms. Foley strengthened business performance by establishing the governance model for Connected for Value. She also advanced the Company's global positioning by partnering with CLCS, driving industrial marketing pilot projects, and supporting Asia-based growth initiatives and joint ventures. In addition, Ms. Foley represented the Company externally through investor roadshows and external speaking events.

Mr. Rhenman's 110% individual performance rating reflects his strong leadership of the Advanced Polymers Solutions (APS) segment and strong execution against financial, operational, and strategic goals. Under his direction, APS delivered significant improvements in earnings and EBITDA for the year. He also oversaw efforts that drove cash generation, exceeding plan targets through disciplined working capital actions. Mr. Rhenman led a successful cost-reduction program that produced meaningful margin improvement, positioning APS for more competitive performance. He advanced customer-centricity across the segment, as demonstrated by a significant step-up in the net promoter score and multiple customer-recognition awards. Mr. Rhenman completed the divestiture of the U.S. specialty powder business and initiated the exit from operations in Europe, focusing the portfolio on higher-return products. He also oversaw the rollout of the Lean Production System across APS, embedding more consistent processes and establishing a foundation for sustained operational excellence.

Mr. Kaplan's 100% individual performance rating reflects his effective leadership, expanded responsibilities and continuing legal, governance, and enterprise stewardship. He successfully assumed responsibility for the procurement function and partnered closely with the Chief Procurement Officer to drive a more rigorous organizational design, improve executive-level communications, and strengthen performance across the team. Mr. Kaplan also oversaw the successful completion of the Williams Tower construction and relocation project, which was delivered on time and under budget. In support of the Company's cost reduction efforts, Mr. Kaplan delivered costs below the revised CIP performance target. He continued to provide clear, effective legal support and enterprise risk management, ensuring a balanced approach that effectively integrates business partnership with sound governance oversight. Mr. Kaplan also provided excellent support to the Company's M&A and portfolio optimization objectives.

Mr. McMurray's 100% individual performance rating reflects the successful CFO transition in connection with his retirement and his continued support of the Company in his advisory position.

2025 Long-Term Incentives

2025 Grants of Awards

The long-term incentive awards granted to the NEOs in 2025 included PSUs (60%) and RSUs (40%). The allocation among these types of awards was determined by the C&TD Committee to be the most appropriate split between equity that is performance-based (PSUs) and time-based (RSUs). RSUs granted for 2023 cliff vest after three years while RSUs granted in 2024 and beyond vest ratably over a three-year period. The C&TD Committee believes this mix balances executive retention with the ability to offer partial, near-term vesting to potential executive hires.



PSUs — 60% Performance-based awards that pay out at 0 to 200% of target based on the Company's TSR over a three-year period and FCF per share relative to long-range plan projections. PSUs reward our executives if our performance over the period compares favorably to peers and expectations.

RSUs 40% Time-based awards that vest ratably over three years. RSUs provide retention value and encourage executives to consider the Company's long-term success, strengthening the alignment between their interests and those of our shareholders.

The value of long-term incentive awards granted to the NEOs is determined as a percentage of base salary. The C&TD Committee reviews the target awards annually and recommends changes based on the executive's time and experience in the position, changes in job responsibilities, and market data.

Name	2024 Target (% of base salary)	Total Value of 2024 LTI Awards	2025 Target (% of base salary)	Total Value of 2025 LTI Awards
Peter Vanacker	759%	$ 11,000,000	733%	$ 11,000,000
Agustin Izquierdo	N/A	N/A	250%	$ 1,625,000
Kimberly Foley	310%	$ 2,402,500	310%	$ 2,573,000
Torkel Rhenman	310%	$ 2,480,000	310%	$ 2,517,200
Jeffrey Kaplan	300%	$ 2,297,700	300%	$ 2,366,631
Michael McMurray[1]	400%	$ 3,519,000	400%	$ 3,519,000

[1] Mr. McMurray stepped down from his position as CFO effective March 1, 2025 and retired from the Company effective March 1, 2026. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.

For a description of the vesting and forfeiture of LTI awards upon termination, please see "Potential Payments Upon Termination or Change in Control" on page 69.

2025 Grants of PSUs With a Performance Period Ending December 31, 2027 (60%)

60% of the value of our NEOs' annual equity award in 2025 was granted in the form of PSUs. The number of units awarded was determined by dividing that dollar amount by the fair market value of our stock on the grant date, based on the average closing price of the Company's shares over the 20 trading days prior to the date of grant. PSUs accrue dividend equivalents during the performance period, which will be converted to additional units using the closing stock price as of the end of the performance period on December 31, 2027. Each unit deemed to be earned on the basis of Company performance will pay out in one share of the Company's common stock after the performance period concludes.

The number of 2025 PSUs earned will depend 50% on the Company's TSR over the performance period as compared to selected industry peers and 50% on FCF per share as compared to long-range plan projections. We believe use of relative TSR as a metric for performance provides transparency for shareholders and our executives, rewards our executives if we out-perform our peers, and promotes executive accountability to, and alignment with, our shareholders. Likewise, we believe use of FCF per share as a second metric to our PSUs also provides an important measure of performance and rewards our executives for their ability to generate cash from business operations, which is key to our ability to fund growth projects, repay debt, and return capital to shareholders. For further alignment with shareholder interests, the terms of the PSUs provide that no payout will be earned under the FCF per share metric for any year in the performance cycle in which the Company's quarterly dividend is not paid.

TSR Rank Metric

To determine payout under the relative TSR metric, the C&TD Committee compares TSR for the entire three-year performance period, using a 20-day closing average stock price at the beginning and the end of the period and assuming all dividends are reinvested. As shown below, payout will range from 0 to 200% of target. There is no payout for TSR in the bottom quartile of the peer group. If the Company's TSR is negative for the performance period, the TSR-related portion of the payout will be capped at 100% of the target amount.

	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Positive TSR Payout	200%	200%	200%	200%	194%	182%	159%	136%	112%	94%	82%	71%	59%	—	—	—	—

The companies that are used as comparators in determining our relative TSR performance (shown below) are sixteen of the Company's primary competitors, either directly or for investment dollars, in the chemicals industry. For 2025, the TSR peer group was adjusted to remove Covestro AG due to its acquisition by ADNOC in December 2025. Otherwise, the C&TD Committee maintained the same TSR peer group as used for the 2024 PSUs, focused on companies both within and outside of the S&P 500 Chemicals Index with business models most similar to that of the Company. The C&TD Committee has provided for adjustments to the peer group in the event of bankruptcies, acquisitions, or going-private transactions involving any of the peers during the performance period.

2025 PSUs - TSR Peer Group Companies

Akzo Nobel N.V.	Dow Inc.	FMC Corporation	PPG Industries, Inc.
Arkema S.A.	DuPont de Nemours, Inc.	Huntsman Corporation	RPM International Inc.
BASF SE	Eastman Chemical Company	Methanex Corporation	Shin-Etsu Chemical Co., Ltd.
Celanese Corporation	Evonik Industries A.G.	Olin Corporation	Westlake Corporation

Free Cash Flow per Share Metric

To determine payout under the FCF per share metric, the C&TD Committee will compare the Company's average annual FCF per share during the performance cycle to the expected average annual FCF per share during the period. We define FCF per share as (i) cash flow from operating activities less capital expenditures for the year divided by (ii) the number of weighted average shares outstanding for the year.

Target FCF per share for the 2025 PSUs, which would result in 100% payout for the metric, was set by the C&TD Committee at the beginning of the performance cycle based on a reasonably-achievable level of performance as determined by the Company's long-range plan projections. While the Company believes disclosing specific targets during an ongoing performance period would result in competitive harm, the targets will be disclosed along with performance achievement after the performance period has ended and the awards are earned. As shown below, maximum payout of 200% for the metric is awarded if realized FCF per share is equal to or greater than 135% of target, representing a stretch goal that can be achieved only in the event of outstanding performance. There is no payout if realized FCF per share is less than 75% of target. No payout will be earned under the FCF per share metric for any year in the performance cycle in which the Company's quarterly dividend is not paid. Actual payout will be interpolated between data points.

FCF per Share (% of Target)	≥ 135%	130%	125%	120%	115%	110%	95-105%	90%	85%	80%	75%	< 75%
Payout	200%	183%	167%	150%	133%	117%	100%	88%	75%	63%	50%	—

2025 Grants of RSUs (40%)

In 2025, each of our NEOs received a number of RSUs calculated by dividing 40% of the dollar amount of his LTI target by the fair market value of the Company's shares, based on the average closing price of the Company's shares over the 20 trading days prior to the date of grant. The 2025 RSU grants vest ratably over three years.

Upon vesting, holders of RSUs receive one share of the Company's common stock for each RSU. RSU holders also receive cash dividend equivalents on their units throughout the vesting period.

Payout of 2023 PSUs with a Performance Period Ended December 31, 2025

Each of our NEOs received a PSU award with a performance period that ended December 31, 2025. Payout of these PSUs is determined based 50% on the Company's TSR relative to our peers over the performance period and 50% on the Company's FCF per share relative to long-range plan projections. Payout under the TSR metric is capped at 100% if TSR is negative. At its meeting in February 2026, the C&TD Committee determined that 25% had been earned under the 2023 PSUs, reflecting 50% payout under the TSR metric because the Company's TSR was negative and fell in the lower half of selected peers, and no payout under the FCF per share metric because the Company's FCF per share fell well below the target set by our C&TD Committee due to the challenging market environment in 2025.

While the Company believes disclosing specific targets during an ongoing performance period would result in competitive harm, the performance period for the 2023 PSUs ended December 31, 2025. TSR and FCF per share targets for the 2023 PSUs are disclosed below, along with performance results.

TSR Rank Metric

Actual Result: -41.85%



Rank	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Peer Group TSR (%)	39.78	34.41	26.08	24.99	11.03	1.15	-5.30	-15.09	-20.33	-31.76	-33.79	-34.96	-41.85	-42.17	-50.81	-61.85	-62.82	-88.23
Payout(%)	100	100	100	100	100	95	90	85	80	75	70	60	50	40	—	—	—	—

Free Cash Flow per Share Metric

Actual Result: $5.82

FCF per Share Target($)	≥ 11.50	11.09	10.65	10.22	9.80	9.37	8.52	7.67	7.24	6.82	6.39	< 6.39
Payout (%)	200	183	167	150	133	117	100	88	75	63	50	—

Additional Information Concerning Executive Compensation

Share Ownership and Holding Requirements

The Company's Share Ownership Guidelines require executives to achieve an ownership of Company shares that is valued at a percentage of their respective base salaries. Executives are expected to meet or exceed the guidelines within five years of their hiring or promotion into their role. They may not sell shares unless and until these ownership levels have been met and then only shares in excess of the required levels may be sold. Under the guidelines, only shares beneficially owned and RSUs count toward meeting the ownership thresholds. Performance awards, stock options, and dividend equivalents are not counted.

We determine compliance with our Share Ownership Guidelines on a quarterly basis. The number of shares held by each of our NEOs as a multiple of base salary as of December 31, 2025 is set forth below. Mr. Izquierdo is still within the five-year transition period for attaining the required ownership. Mr. McMurray is no longer subject to the Share Ownership Guidelines following his departure as CFO on March 1, 2025.

Name	Required Ownership as a Multiple of Base Salary	Shares held as a Multiple of Base Salary	Complies or Within 5-Year Transition Period
Peter Vanacker	6x	6.2x	☑
Agustin Izquierdo	4x	1.3x	☑
Kimberly Foley	3x	4.7x	☑
Torkel Rhenman	3x	6.8x	☑
Jeffrey Kaplan	3x	6.3x	☑

Clawbacks

Under the Company's clawback policy, a copy of which is attached to our 2025 Annual Report on Form 10-K in accordance with SEC rules, the C&TD Committee can elect to recover annual bonus or equity compensation from any executive determined to have engaged in misconduct that increased the value of the compensation he or she received. Annual bonus compensation may be recovered if an executive engages in misconduct, including any act or failure to act causing a violation of law, Company policies, or GAAP, whether or not such misconduct affected the calculation of his or her bonus compensation. In accordance with SEC rules and NYSE listing standards, our clawback policy also allows the Company to recover incentive-based compensation erroneously received by current or former executive officers after an accounting restatement. In addition to the clawback policy applicable to all incentive-based compensation, all time-based RSUs include recoupment provisions triggered in the event of executive misconduct or breach of restrictive covenant obligations.

Hedging and Pledging Policies

All of our executive officers, including our NEOs, are subject to our Policy Prohibiting Insider Trading. Under this policy, executives may not purchase, sell or write options on LYB shares, engage in short sales, or participate in any other derivative or short-term purchase or sale transactions that would enable them to hedge the economic risk of their share ownership. Additionally, our executives are prohibited from pledging LYB shares as collateral for personal loans or other obligations, including holding shares in a brokerage margin account. These restrictions extend to executives' immediate family members and certain related entities and are intended to keep our executives' interests aligned with the long-term interests of the Company and our shareholders.

- **No hedging**
- **No short sales**
- **No pledging**
- **No margin accounts**

Grant Practices Specific to Stock Options

We do not currently grant stock options as part of our equity compensation programs. If stock options were to be granted in the future, LYB would not grant such options in anticipation of the release of material non-public information that is likely to result in changes to the price of our common stock, and would not time the public release of such information based on stock option grant dates. In 2025, none of our NEOs were awarded stock options.

Perquisites and Other Benefits

Our NEOs receive the same benefits generally provided to all of our employees, which include vacation allowances, Company matching under our 401(k) plan, Company contributions to our defined benefit pension plan, and health and welfare benefits. The perquisites received by our executives that are not offered to all employees include:

- Annual executive physical.
- Financial, tax, and estate planning — The Company will reimburse approximately $15,000 of expenses.
- Matching under the U.S. Deferral Plan — The Company makes contributions to the U.S. Deferral Plan for amounts that exceed the IRS base salary limits on matching under our 401(k) plan and contributions to our defined benefit pension plan. The value of the contributions is 11% for all base salary compensation in excess of the IRS limits.

From time to time, the Company provides other benefits to our executives that are intended for business purposes, including tax equalization payments, limited personal use of private aircraft or accompanying spouse travel, relocation benefits, and the payment of business club memberships or dues.

Tax equalization payments are designed to make executives whole if they incur income tax in jurisdictions other than their country and/or state of residence. For example, executives may travel to other jurisdictions on Company business and may be taxed based on days worked in those jurisdictions. If, and only to the extent, those additional taxes cannot be offset against the executive's regular income tax liability (such as in the form of credits), the Company will reimburse an amount sufficient to make the executive's tax liability equal to the full income tax for his jurisdiction of residence only.

The Company has agreements with Flexjet, LLC for a fractional ownership interest in and use of private aircraft. The primary use of the Flexjet aircraft is for business purposes, with limited personal use when adjacent to business purposes. From time to time, spouses, family members or personal guests may accompany our executive officers on Flexjet aircraft. The Company may also pay or reimburse the cost of occasional spouse travel related to business trips. When approved travel of a family member or guest is imputed as income to the executive officer, we reimburse the additional income tax incurred, as applicable. During 2025, Mr. Vanacker had flights that were considered taxable. The imputed income will be reported and taxed in 2026 with no tax reimbursements for these specific flights.

Taxes

Section 162(m) of the U.S. Internal Revenue Code limits the deductibility of compensation paid to certain executives, including our CEO, CFO, and our three other most highly compensated officers, to $1 million annually. Historically, the deduction limit did not apply to certain performance-based compensation, and we took Section 162(m) and the deductibility of compensation, among other factors, into consideration in structuring our annual bonuses and certain long-term incentive awards.

The C&TD Committee will continue to consider tax implications (including the lack of deductibility under section 162(m)) among other relevant factors in designing and implementing our executive compensation programs. We will continue to monitor taxation, applicable incentives, standard practice in our industry, and other factors and adjust our executive compensation programs as needed.

Compensation Committee Report

The Compensation and Talent Development Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on such review and discussions, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation and Talent Development Committee

Albert Manifold, *Chair*
Anthony Chase
Rita Griffin
Virginia Kamsky

Compensation Tables

Summary Compensation Table

The following table sets forth information with respect to the compensation of our NEOs for the years ended December 31, 2025, 2024, and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value[5] ($)	All Other Compensation[6] ($)	Total ($)
Peter Vanacker Chief Executive Officer	2025	1,486,539	—	11,846,184	—	1,708,500	20,693	515,529	15,577,445
	2024	1,450,000	—	12,586,300	—	2,563,600	18,836	399,728	17,018,464
	2023	1,437,500	—	8,978,151	2,664,298	2,946,400	16,479	503,366	16,546,194
Agustin Izquierdo Executive Vice President and Chief Financial Officer	2025	606,731	—	1,750,032	—	484,825	17,902	83,716	2,943,206
Kimberly Foley Executive Vice President Olefins & Polyolefins	2025	816,039	—	2,770,990	—	624,575	62,161	89,726	4,363,491
	2024	762,308	—	2,749,013	—	895,125	76,385	86,811	4,569,642
Torkel Rhenman Executive Vice President Advanced Polymer Solutions	2025	808,954	—	2,710,938	—	631,330	23,405	71,485	4,246,112
	2024	800,000	—	2,837,771	—	804,000	21,763	84,602	4,548,136
	2023	798,275	—	2,024,259	600,685	894,900	20,740	91,436	4,430,295
Jeffrey Kaplan Executive Vice President General Counsel and Procurement	2025	783,044	—	2,548,795	—	593,630	34,608	105,472	4,065,549
	2024	761,517	—	2,629,192	—	796,153	32,274	101,743	4,320,879
	2023	734,000	—	1,751,648	519,783	884,115	34,149	104,545	4,028,240
Michael McMurray[1] Former Executive Vice President and Chief Financial Officer	2025	879,750	—	3,789,766	—	628,911	23,097	102,024	5,423,548
	2024	872,313	—	4,026,506	—	1,027,988	21,202	120,687	6,068,696
	2023	843,500	—	2,775,140	823,520	1,132,519	19,924	102,024	5,696,627

[1] Mr. McMurray retired from his position as CFO effective March 1, 2025. Mr. McMurray continued in an advisory role at the Company until March 1, 2026. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.

(2) Stock awards granted to NEOs in 2023, 2024 and 2025 include RSUs and PSUs. The RSUs are granted under the LyondellBasell Industries Long Term Incentive Plan (the "LTIP") and entitle the recipient to an equal number of shares of the Company's stock when the RSUs vest. RSUs granted in 2023 and earlier cliff vest after three years from the date of grant. RSUs granted in 2024 and beyond vest ratably over three years. RSUs receive cash dividend equivalents at the same time dividends are paid on the Company's stock. Amounts included in the table are the aggregate grant date fair values of the awards calculated in accordance with ASC 718. The PSUs are also granted under the LTIP. The PSUs entitle the recipient to a number of shares of the Company's common stock equal to the number of units, multiplied by an earned percentage that can range from 0 to 200% of the targeted number of units based on Company performance. The PSUs accrue dividend equivalents during the performance period in the form of additional units. See Note 17 to the Company's Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Annual Report") for a discussion of the calculation of the fair value of the awards. The PSUs for the three-year performance periods ended December 31, 2023, 2024, and 2025 paid out at 200%, 79% and 25%, respectively.

Annual grants of RSUs and PSUs are made at the first regularly scheduled C&TD Committee meeting of the calendar year. The following is the aggregate grant date fair value of the PSUs granted in 2025 if we assumed the maximum amounts (200% of target) will be earned: Peter Vanacker - $14,996,377; Agustin Izquierdo - $2,215,379; Kimberly Foley - $3,507,879; Torkel Rhenman - $3,431,849; Jeffrey Kaplan - $3,226,564; and Michael McMurray - $4,797,539.

(3) No stock options were granted in 2025. For 2023 and earlier, stock options were granted under the LTIP, and annual awards were made at the first regularly scheduled C&TD Committee meeting of the applicable calendar year. The stock options vest ratably over a three-year period beginning with the first anniversary of the date of grant and expire after ten years, except in the case of Mr. McMurray, whose outstanding and unexercised stock options will be exercisable for a period until the earlier of (i) the original expiration date or (ii) March 1, 2031. The amounts shown are the fair values of the stock options on the date of grant, in accordance with ASC 718. The fair values of stock options were calculated using the Black-Scholes option-pricing model. We use the Black-Scholes formula to calculate an assumed value of the options for compensation expense purposes; because the formula uses assumptions, the fair values calculated are not necessarily indicative of the actual values of the stock options.

(4) Amounts of Non-Equity Incentive Plan Compensation in 2025 include the annual bonuses paid out in March 2026 for performance during 2025.

(5) Amounts include changes during 2025 in the actuarial present values of benefits under the LyondellBasell Retirement Plan. The changes are calculated based on the difference between the total benefit actuarially reduced from age 65 to current age and the present value of the benefits under the plan. See the "Pension Benefits" table on page 67 for more information.

(6) Amounts included in "All Other Compensation" for 2025 in the table above include the following (amounts in dollars):

Name	Matching 401(k) Contributions[a] ($)	Matching Deferral Plan Contributions[b] ($)	Personal Use of Aircraft[c] ($)	Other[d] ($)	Total ($)
Peter Vanacker	21,000	125,019	339,980	29,530	515,529
Agustin Izquierdo	21,000	28,240	—	34,476	83,716
Kimberly Foley	21,000	51,264	—	17,462	89,726
Torkel Rhenman	21,000	50,485	—	—	71,485
Jeffrey Kaplan	21,000	47,635	—	36,837	105,472
Michael McMurray	21,000	58,273	—	22,751	102,024

(a) Includes Company matching contributions to each NEO's 401(k).
(b) Includes Company contributions under the Company's U.S. Senior Management Deferral Plan. See the "Non-Qualified Deferred Compensation in 2025" table on page 68 for more information.
(c) Represents the approximate incremental cost to the Company for the personal use of Company aircraft by the NEO's spouse or personal guest in 2025 or the payment or reimbursement of commercial spouse travel related to business trips, as well as reimbursement of additional income tax incurred by the NEO when the cost of such travel is imputed as income. Approximate incremental cost for travel on Company aircraft has been determined based on the total trip charge for each flight segment divided by the total number of passengers traveling on that segment.
(d) Includes executive physicals; payment of professional fees for tax filings; financial planning allowances; and business club memberships and dues. None of these amounts individually exceeded the greater of $25,000 or 10% of the total amount of other compensation for the NEO in 2025.

Grants of Plan-Based Awards

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]		Estimated Future Payouts Under Equity Incentive Plan Awards[3]		All Other Stock Awards: Number of Shares of Stock or Units[4]	Grant Date Fair Value of Stock Awards ($)[5]
		Target ($)	Max. ($)	Target (#)	Max. (#)		
Peter Vanacker	2/27/2025	2,550,000	5,100,000	—	—	—	—
	2/27/2025	—	—	85,826	171,652	—	7,498,188
	2/27/2025	—	—	—	—	57,218	4,347,996
Agustin Izquierdo	2/27/2025	552,945	1,105,890	—	—	—	—
	2/27/2025	—	—	12,679	25,358	—	1,107,689
	2/27/2025	—	—	—	—	8,453	642,343
Kimberly Foley	2/27/2025	830,000	1,660,000	—	—	—	—
	2/27/2025	—	—	20,076	40,152	—	1,753,940
	2/27/2025	—	—	—	—	13,384	1,017,050
Torkel Rhenman	2/27/2025	812,000	1,624,000	—	—	—	—
	2/27/2025	—	—	19,641	39,282	—	1,715,925
	2/27/2025	—	—	—	—	13,094	995,013
Jeffrey Kaplan	2/27/2025	788,877	1,577,754	—	—	—	—
	2/27/2025	—	—	18,466	36,932	—	1,613,282
	2/27/2025	—	—	—	—	12,311	935,513
Michael McMurray[6]	2/27/2025	835,763	1,671,525	—	—	—	—
	2/27/2025	—	—	27,457	54,914	—	2,398,769
	2/27/2025	—	—	—	—	18,305	1,390,997

[1] The grant date of February 27, 2025 is the date of the first regularly-scheduled Board meeting that follows the first regularly-scheduled C&TD Committee meeting of the calendar year when annual grants are made.

[2] The awards shown are the estimated possible payouts of the NEOs' annual bonus payments for performance in 2025. Actual bonus (STI) payments for 2025 are shown in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation." The NEOs' target bonuses are a percentage of base salary. The maximum shown in the table is the maximum amount that can be earned under the terms of the STI plan, which is 200% of target. Each performance measure is assessed and weighted, and payments can range from 0 — 200% of target.

[3] These awards represent PSUs granted in 2025, which are earned over a three-year performance period ending December 31, 2027, with payouts, if any, in the first quarter of 2028. The performance criterion for the PSUs is assessed, and payments can range from 0 — 200% of the target award, which is settled in shares. These awards accrue dividend equivalents during the performance period in the form of additional units.

[4] These awards represent RSUs awarded on February 27, 2025, which will vest ratably over a three-year period beginning on the grant date. RSU holders are entitled to receive cash dividend equivalents.

[5] The grant date fair value of the PSUs granted on February 27, 2025 reflects two components: the TSR-based portion (50% of the award), which was valued using a Monte Carlo valuation at $98.74, and the FCF-based portion (50% of the award), which was valued using the grant-date fair value of $75.99. The grant date fair value of RSUs granted on February 27, 2025 was $75.99.

[6] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.

Outstanding Equity Awards at December 31, 2025

| | Option Awards | | | | Stock Awards | | Equity Incentive Plan Awards | |
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2]	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Number of Unearned Shares, Units, or Other Rights That Have Not Vested[4]	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[3] ($)
Peter Vanacker	96,191	—	101.51	5/23/2032	116,241	5,033,235	155,154	6,718,168
	71,420	35,709	94.65	2/23/2033	—	—	—	—
Agustin Izquierdo	1,072	535	94.65	2/23/2033	9,725	421,093	14,590	631,747
Kimberly Foley	2,433	—	103.89	2/21/2028	25,680	1,111,944	35,218	1,524,939
	1,707	—	78.15	2/20/2030	—	—	—	—
	434	—	57.32	8/1/2030	—	—	—	—
	7,540	—	99.21	2/25/2031	—	—	—	—
	8,671	—	89.26	2/24/2032	—	—	—	—
	3,331	—	77.80	10/15/2032	—	—	—	—
	14,090	7,044	94.65	2/23/2033	—	—	—	—
Torkel Rhenman	10,666	—	80.68	7/15/2029	26,401	1,143,163	35,272	1,527,278
	38,402	—	78.15	2/20/2030	—	—	—	—
	30,707	—	99.21	2/25/2031	—	—	—	—
	23,605	—	89.26	2/24/2032	—	—	—	—
	16,102	8,051	94.65	2/23/2033	—	—	—	—
Jeffrey Kaplan	14,304	—	87.49	2/16/2027	24,251	1,050,068	32,948	1,426,648
	16,396	—	103.89	2/21/2028	—	—	—	—
	25,948	—	99.21	2/25/2031	—	—	—	—
	20,600	—	89.26	2/24/2032	—	—	—	—
	13,934	6,966	94.65	2/23/2033	—	—	—	—
Michael McMurray	103,306	—	92.17	11/5/2029	36,881	1,596,947	49,636	2,149,239
	36,461	—	99.21	2/25/2031	—	—	—	—
	28,612	—	89.26	3/1/2031	—	—	—	—
	22,076	11,037	94.65	3/1/2031	—	—	—	—


(1) No stock options were granted in 2024 and 2025. The vesting schedules of the unexercisable stock options are shown below:

Name	Total Unvested Stock Options	Exercise Price[a] ($)	2026 Vesting Details
Peter Vanacker	35,709	94.65	35,709 vesting on February 23, 2026
Agustin Izquierdo	535	94.65	535 vesting on February 23, 2026
Kimberly Foley	7,044	94.65	7,044 vesting on February 23, 2026
Torkel Rhenman	8,051	94.65	8,051 vesting on February 23, 2026
Jeffrey Kaplan	6,966	94.65	6,966 vesting on February 23, 2026
Michael McMurray[b]	11,037	94.65	11,037 vesting on February 23, 2026

[a] The exercise price of all options is equal to the fair market value on the date of grant. The fair market value of all outstanding vested and unvested stock options as of June 13, 2022 was adjusted as a result of the special dividend paid in 2022. All stock options included in the table vest in three increments over a three-year period beginning on the first anniversary of the date of grant and expire ten years after the date of grant, except in the case of Mr. McMurray, whose outstanding and unexercised stock options will be exercisable for a period until the earlier of (i) the original expiration date or (ii) March 1, 2031.

[b] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.

(2) Includes RSUs for each of the NEOs, the vesting schedules for which are shown below:

Name	Total Unvested RSUs	Vesting Schedule
Peter Vanacker	116,241	28,211 vesting on 2/23/2026
		15,406 vesting on 2/22/2026
		15,406 vesting on 2/22/2027
		19,074 vesting on 2/27/2026
		19,072 vesting on 2/27/2027
		19,072 vesting on 2/27/2028
Agustin Izquierdo	9,725	424 vesting on 2/23/2026
		242 vesting on 2/22/2026
		242 vesting on 2/22/2027
		182 vesting on 4/15/2026
		182 vesting on 4/15/2027
		2,819 vesting on 2/27/2026
		2,817 vesting on 2/27/2027
		2,817 vesting on 2/27/2028
Kimberly Foley	25,680	5,566 vesting on 2/23/2026
		3,365 vesting on 2/22/2026
		3,365 vesting on 2/22/2027
		4,462 vesting on 2/27/2026
		4,461 vesting on 2/27/2027
		4,461 vesting on 2/27/2028
Torkel Rhenman	26,401	6,361 vesting on 2/23/2026
		3,473 vesting on 2/22/2026
		3,473 vesting on 2/22/2027
		4,366 vesting on 2/27/2026
		4,364 vesting on 2/27/2027
		4,364 vesting on 2/27/2028
Jeffrey Kaplan	24,251	5,504 vesting on 2/23/2026
		3,218 vesting on 2/22/2026
		3,218 vesting on 2/22/2027
		4,105 vesting on 2/27/2026
		4,103 vesting on 2/27/2027
		4,103 vesting on 2/27/2028
Michael McMurray[a]	36,881	8,720 vesting on 2/23/2026
		4,928 vesting on 2/22/2026
		4,928 vesting on 2/22/2027
		6,103 vesting on 2/27/2026
		6,101 vesting on 2/27/2027
		6,101 vesting on 2/27/2028

[a] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.

(3) Dollar values are based on the closing price of $43.30 of the Company's shares on the NYSE on December 31, 2025.


(4) Includes PSUs granted in 2024 and 2025 with three-year performance periods ending December 31, 2026 and December 31, 2027, respectively. We have included the target number of PSUs, although payouts on PSUs are made after the Company's financial results for the performance period are reported and the C&TD Committee determines achievement of performance goals and corresponding vesting, typically in mid to late February of the following year. The PSUs for the 2023-2025 performance period are not included in the table as they are considered earned as of December 31, 2025 for proxy disclosure purposes; those PSUs paid out at 25% and are included in the "Option Exercises and Stock Vested" table below. The PSUs in the table above include:

Name	PSUs with Three-Year Performance Period Ending December 31,	
	2026	2027
Peter Vanacker	69,328	85,826
Agustin Izquierdo	1,911	12,679
Kimberly Foley	15,142	20,076
Torkel Rhenman	15,631	19,641
Jeffrey Kaplan	14,482	18,466
Michael McMurray[a]	22,179	27,457

(a) Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's outstanding equity awards upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.



Option Exercises and Stock Vested

Name	Option Awards		Stock Awards[2]	
	Number of Shares Acquired on Exercise	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Peter Vanacker	—	—	57,747	3,559,194
Agustin Izquierdo	—	—	5,456	260,040
Kimberly Foley	—	—	10,229	681,833
Torkel Rhenman	—	—	13,775	971,327
Jeffrey Kaplan	—	—	12,177	860,295
Michael McMurray	—	—	18,103	1,271,122

[1] The value realized on option exercise represents the difference between the option exercise price and the market price of the LYB shares when exercised.

[2] Includes RSUs that vested in 2025 and PSUs granted in 2023 with a performance period ended December 31, 2025. The C&TD Committee reviewed the achievement of performance goals for the PSUs granted in 2023, with a performance period ended December 31, 2025 in February 2026 and determined that 25% payout was earned. The number of shares acquired on vesting for both RSUs and PSUs is the gross number of shares for all NEOs, although we withhold shares in payment of minimum statutory withholding taxes when the awards vest. The value realized for RSUs is the number of gross shares vested multiplied by the market price on the date the restrictions lapsed. The value realized for PSUs is the number of gross shares vested multiplied by the market price on the date the C&TD Committee determined the earned percentage of shares for the PSUs. The table below shows the gross number of shares that vested under RSUs and PSUs for each of the NEOs in 2025.

Name	RSUs Vested in 2025	PSUs Earned for Performance Period Ending December 31, 2025
Peter Vanacker	38,539	19,208
Agustin Izquierdo	5,167	289
Kimberly Foley	6,439	3,790
Torkel Rhenman	9,445	4,330
Jeffrey Kaplan	8,429	3,748
Michael McMurray	12,166	5,937

Pension Benefits

Name	Plan Name	Number of Years Credited Service[1]	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Peter Vanacker	LyondellBasell Pension Plan	4	69,555	—
Agustin Izquierdo	LyondellBasell Pension Plan	3	51,263	—
Kimberly Foley	LyondellBasell Pension Plan	28	692,356	—
Torkel Rhenman	LyondellBasell Pension Plan	6	120,703	—
Jeffrey Kaplan	LyondellBasell Pension Plan	16	273,651	—
Michael McMurray[2]	LyondellBasell Pension Plan	6	109,064	—

[1] The amounts shown in the table are the actuarial present value of each participant's accumulated benefits as of December 31, 2025, calculated on the same basis as used in Note 16 to our Consolidated Financial Statements in the 2025 Annual Report, with the exception that each participant was assumed to continue to be actively employed by us until age 65 (earliest unreduced retirement age) and immediately commence his benefit at that time.

[2] Mr. McMurray retired from his position as CFO effective March 1, 2025. For a description of the treatment of Mr. McMurray's pension benefits upon retirement, please see "Potential Payments Upon Termination or Change in Control" on page 69.

The LyondellBasell Retirement Plan is a U.S. qualified defined benefit pension plan that provides pension benefits under a cash balance formula that defines participants' accrued benefits in terms of a notional cash account balance. Eligible employees become participants immediately upon employment and are fully vested upon the earliest of (i) three years of service, (ii) death, or (iii) reaching age 65. The notional account balance for each participant comprises a pay credit of 5% and interest credits, each of which are accumulated at the end of each quarter. Pay credits are based on quarterly base pay, as limited by the Internal Revenue Code, and interest credits are based on the 5th, 4th, and 3rd monthly-determined 30-year treasury rates before the start of that quarter. Benefits under the plan are payable upon separation from the Company.

Non-Qualified Deferred Compensation in 2025

Name	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year[1][2] ($)	Aggregate Earnings in Last Fiscal Year[3] ($)	Aggregate Withdrawals/ Distributions[4] ($)	Aggregate Balance at Last Fiscal Year End[5] ($)
Peter Vanacker	256,360	125,019	110,150	—	968,058
Agustin Izquierdo	—	28,240	596	—	32,938
Kimberly Foley	—	51,264	24,561	—	241,624
Torkel Rhenman	—	50,485	62,093	—	447,830
Jeffrey Kaplan	—	47,635	90,101	—	668,809
Michael McMurray	—	58,273	79,854	—	841,135

[1] The Company maintains a U.S. Senior Management Deferral Plan that allows executives to defer up to 50% of their base salary and up to 100% of their annual bonus and equity grants ("eligible pay") for payment at a future date. Funds deferred under this plan are allocated into notional accounts that mirror selected investment funds in our 401(k) plans, though the deferred funds are not actually invested and the Company may use separate assets to fund the benefit.

[2] Company contributions to the executives' Deferral Plan accounts are included in "All Other Compensation," but not "Salary," in the Summary Compensation Table on page 59. The Deferral Plan provides for Company contributions for that portion of pay that cannot be taken into account for matching contributions or accruals under the Company's 401(k) plan and defined benefit pension plan due to IRS limits. The eligibility for Company contributions begins in the Deferral Plan once the employee's salary has reached the IRS limits for those plans; actual contributions by the Company are made as of February 15 of the next calendar year. The Company's contribution occurs regardless of whether the employee has contributed any amounts under the Deferral Plan or 401(k) plan. Eligible employees must be employed as of February 15 in order to receive the Company contribution.

[3] Earnings on these accounts are not included in any other amounts in the tables included in this proxy statement, as the amounts of the NEOs' earnings represent the general market gains on investments and are not amounts or rates set by the Company for the benefit of the NEOs.

[4] Accounts are distributed as either a lump sum payment or in annual installments upon termination of employment. Special circumstances may allow for a modified distribution in the event of the employee's death, an unforeseen emergency, or upon a change-in-control of the Company. In the event of death, distribution will be made to the designated beneficiary in the form previously elected by the executive. In the event of an unforeseen emergency, the plan administrator may allow an early payment in the amount required to satisfy the emergency. All participants are immediately 100% vested in all of their contributions, Company contributions, and gains and/or losses related to their notional investment choices.

[5] The balance as of the last year includes the Company contributions made in respect of the NEOs' 2025 earnings, although amounts were not credited to the accounts for continuing NEOs until February 2026. The balance also includes contributions made by the employee as explained in footnote 1 above.

Potential Payments Upon Termination or Change in Control

Our NEOs participate in our Executive Severance Program, which provides for severance payments in certain events of termination of employment, provided the executive executes a release in favor of the Company. Under the terms of the Company's Executive Severance Plan, in the event of a termination by an NEO for Good Reason or by the Company without Cause, such NEO will receive a lump sum payment equal to (1) the sum of the NEO's base salary and target annual bonus amount for the preceding year (except the CEO, who will receive two times such sum), plus (2) an amount equal to the cost of 18 months of continuation coverage premiums for medical coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, at the subsidized rates that active employees pay to effectuate similar coverage in effect on the termination date. In the event that an NEO experiences a qualified terminated within two years of a change of control, the NEO will receive a one-time payment equal to two times the sum of his or her base salary plus target annual bonus (except the CEO, who will receive three times such sum). In each case, such NEO will also continue to receive subsidized coverage at active employee rates under the Company's life insurance plan for 18 months following the date of termination, if permissible, and will receive outplacement assistance with a provider designated by the Company.

Under the terms of the Company's STI program, all NEOs will receive pro rata annual bonus payments in the event of retirement, termination of employment due to death or disability or termination without Cause, payable following certification of payout under the STI program the following year. Additionally, under the terms of our LTIP and equity award agreements, our NEOs will receive accelerated or pro-rated vesting of their equity awards upon a qualified termination within one year of the change in control. The Company believes that this "double trigger" is appropriate because it ensures our executives do not have conflicts in the event of a change in control and also avoids windfalls for any employees whose employment with the Company or its successors continues following such an event. The treatment of the equity awards for the NEOs is the same as for all other employees who receive equity awards.

"Cause" and "Good Reason" are defined in the Company's Executive Severance Plan as follows:

- **"Cause"** means (i) the executive's continued failure (except where due to physical or mental incapacity) to substantially perform his or her duties; (ii) the executive's intentional misconduct or gross neglect in the performance of his or her duties; (iii) the executive's conviction of, or plea of guilty or nolo contendere to, a felony; (iv) the commission by the executive of an act of fraud or embezzlement against the Company or any affiliate; (v) the executive's breach of fiduciary duty, (vi) an executive's violation of the Company's Code of Conduct or (vii) the executive's willful breach of any material provision of any employment or other written agreement between the executive and the Company or an affiliate (as determined in good faith by the C&TD Committee) which is not remedied within 15 days after written notice is received from the Company or affiliate specifying the breach. Any determination of whether Cause exists shall be made by the C&TD Committee in its sole discretion.
- **"Good Reason"** means the occurrence, without the Participant's express written consent, of (i) a material diminution in the executive's duties, responsibilities or authority; (ii) any material diminution of the executive's Base Salary; or (iii) the involuntary relocation of the executive's principal place of employment by more than 50 miles from the executive's principal place of employment immediately prior to such relocation. Any assertion by an executive of a termination of employment for "Good Reason" will not be effective unless certain conditions regarding notice and cure are satisfied.

Treatment of Equity Awards

A summary of the treatment of equity awards granted through December 31, 2025 in different scenarios under the terms of our LTIP and the award agreements is provided below. This is a general summary of treatment of LTI awards upon termination, and treatment may vary for special retention or recognition awards or pursuant to individual agreements with departing NEO.

	Retirement (age 55 + 10 years of service)[1]	Enhanced Retirement (age 60 + 10 years of service)[1]	Death or Disability	Termination For Cause or Resignation	Termination Without Cause	Change of Control ("COC")
Restricted Stock Units	Award is prorated[2] and vests immediately; remaining unvested RSUs are forfeited	Vest in full on original vesting schedule	Award vests in full immediately	Forfeit all unvested awards	Award is prorated[2] and vests immediately; remaining unvested RSUs are forfeited	Award vests in full if qualified termination occurs within 1 year of COC
Performance Share Units	Award is prorated[3] and payable according to the original vesting schedule	Vest in full on original vesting schedule	Award is prorated[3] and payable according to the original vesting schedule	Forfeit all unvested awards	Award is prorated[3] and payable according to the original vesting schedule	Award is prorated[4] and immediately payable if a qualified termination occurs within 1 year of COC. Otherwise, award vests according to original schedule
Stock Options and SARs – Vesting	Award is prorated[5] and vests immediately	Vest in full on original vesting schedule	Award vests in full immediately	Forfeit all unvested awards	Award is prorated[5] and vests immediately	Award vests in full immediately if qualified termination occurs within 1 year of COC
Stock Options and SARs – Remaining Exercise Term	Maximum 5 years from last day worked, up to originally stated term	Up to originally stated term	Maximum 12 months from last day worked, up to stated term	For Cause – Forfeit all vested awards Resignation – Previously vested options may be exercised maximum 90 days from last day worked, up to originally stated term	Maximum 90 days from last day worked, up to originally stated term	Maximum 90 days from last day worked, up to stated term
Employee Stock Purchase Plan	Contributions made during purchase period will be refunded to employee via payroll. In the event of a COC, the acquiring company may assume company rights under the plan. Otherwise, purchase date of current purchase period is accelerated to a date prior to the COC specified by the Board.					

[1] See the section "Retirement or Enhanced Retirement" below on page 71 for more information.

[2] RSUs provide for vesting in equal installments on the first three anniversaries of the grant date. In the event of Retirement and Termination without Cause, pro-ration is determined for each unvested installment separately based on the number of months worked from the date of grant until retirement or termination, divided by the number of months from the date of grant until the original vesting date for that installment.

[3] For PSUs, in the event of Retirement, Death or Disability and Termination without Cause, pro-ration is determined based on the number of months worked from the beginning of the relevant performance period until termination divided by the number of months in the performance period. The number of units earned under the PSUs is based on performance over the applicable three-year performance period as determined by the C&TD Committee in the first quarter after the end of the performance period and can range from 0 to 200% of target.

[4] PSUs vest pro rata based on the number of months worked from the beginning of the performance period until termination divided by the number of months in the performance period. The number of units earned under the PSUs is based on the C&TD Committee's determination of performance results as of the last quarter prior to the change in control.

[5] In the event of Retirement or Termination without Cause, pro-ration is determined for each unvested installment separately based on the number of months worked from the date of grant until termination divided by the number of months from the date of grant until the original vesting date for that installment.



Retirement or Enhanced Retirement

Under the Company's award agreements, "Retirement" means an executive's termination of service (i) on or after age 55 with 7 years of service for Mr. Vanacker, (ii) on or after age 65 for Mr. Rhenman, (iii) on or after age 55 with 6 years of service for Mr. McMurray with regard to his LTI awards granted in 2024 and 2025, or (iv) on or after age 55 with 10 years of service for all other NEOs. For all NEOs, "Enhanced Retirement" means an executive's termination of service on or after age 60 with at least 10 years of service.

The Company's award agreements provide that an executive who meets the requirements for Enhanced Retirement will be subject to non-competition, non-solicitation, and other restrictive covenants for two years following his or her retirement, and executives who meet the requirements for Retirement will also be subject to one-year restrictive covenants.

Ms. Foley and Mr. Kaplan currently meet the requirements for Retirement, and Mr. McMurray met the requirements for Retirement in 2026 pursuant to the terms of his letter agreement. None of our other NEOs currently meet the requirements for Retirement or Enhanced Retirement.

Mr. McMurray stepped down from his role as CFO effective March 1, 2025, and continued in an advisory role from March 1, 2025 until full retirement on March 1, 2026 (the "Retirement Date"). The Company and Mr. McMurray entered into a letter agreement setting forth certain compensation terms, including continuation of his 2025 base salary of $879,750 through the Retirement Date, as well as continued eligibility to participate in the Company's compensation and benefit plans and programs for similarly situated executives during this period. Under the Company's STI Plan, Mr. McMurray remained eligible for a 2025 STI award with a target of 95% of his base salary, which was paid in the ordinary course in the amount of $628,911. For 2026, Mr. McMurray will be eligible for a prorated STI award, calculated in accordance with the STI Plan's provisions applicable to retirement, with an estimated payout of $137,386 assuming that the payout is at target, or 100%, subject to actual performance results. Under the Company's LTI Plan, Mr. McMurray received a 2025 LTI award with a grant date value of $3,519,000, representing 400% of base salary. His outstanding equity awards will continue to vest or be eligible for prorated vesting consistent with the LTI Plan's retirement provisions, except: (a) outstanding options unexercised at the Retirement Date are exercisable until the earlier of (i) the original termination date or (ii) March 1, 2031, and (b) LTI awards granted in 2024 and 2025 will be eligible for prorated vesting as provided under the LTI Plan for Retirement upon age 55 with 6 years of service. These awards include RSUs with a value of $545,980 and PSUs with an estimated value of $1,614,932, assuming payout is at target, or 100%, subject to actual performance results and using the fair market value close price on the Retirement Date. No LTI awards were or will be granted to Mr. McMurray in 2026.

Potential Payments

In accordance with SEC disclosure requirements, the tables below show, in dollars, the amounts our NEOs could receive in different circumstances if the termination events occurred as of December 31, 2025. We excluded any amounts for benefits or payments that are available to all salaried employees of the Company, including target bonus payments under the STI program. The amounts shown are not the amounts the NEO would actually receive in a termination event, but are calculated as described below.

Death or Disability

	Accelerated Option Awards[1]	Accelerated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	$ 5,033,235	$ 5,683,212	—	$ 10,716,447
Agustin Izquierdo	—	$ 421,093	$ 272,963	—	$ 694,056
Kimberly Foley	—	$ 1,111,944	$ 1,208,893	—	$ 2,320,837
Torkel Rhenman	—	$ 1,143,163	$ 1,285,576	—	$ 2,428,739
Jeffrey Kaplan	—	$ 1,050,068	$ 1,161,306	—	$ 2,211,374
Michael McMurray	—	$ 1,596,947	$ 1,791,754	—	$ 3,388,701

Termination by NEO for Good Reason

	Pro-rated Option Awards[1]	Pro-rated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	—	—	$ 8,100,000	$ 8,100,000
Agustin Izquierdo	—	—	—	$ 1,235,000	$ 1,235,000
Kimberly Foley	—	—	—	$ 1,660,000	$ 1,660,000
Torkel Rhenman	—	—	—	$ 1,624,000	$ 1,624,000
Jeffrey Kaplan	—	—	—	$ 1,577,754	$ 1,577,754
Michael McMurray	—	—	—	$ 1,715,513	$ 1,715,513

Retirement or Termination without Cause

	Pro-rated Option Awards[1]	Pro-rated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	$ 3,641,140	$ 5,683,212	$ 8,100,000	$ 17,424,352
Agustin Izquierdo	—	$ 251,357	$ 272,963	$ 1,235,000	$ 1,759,320
Kimberly Foley	—	$ 791,828	$ 1,208,893	$ 1,660,000	$ 3,660,721
Torkel Rhenman	—	$ 825,774	$ 1,285,576	$ 1,624,000	$ 3,735,350
Jeffrey Kaplan	—	$ 752,987	$ 1,161,306	$ 1,577,754	$ 3,492,047
Michael McMurray	—	$ 1,152,083	$ 1,791,754	$ 1,715,513	$ 4,659,350

Termination without Cause or by NEO for Good Reason within 12 Months of a Change in Control

	Accelerated Option Awards[1]	Accelerated RSUs[2]	Pro-rated PSUs[3]	Cash Severance Payment[4]	Total[5]
Peter Vanacker	—	$ 5,033,235	$ 5,683,212	$12,150,000	$22,866,447
Agustin Izquierdo	—	$ 421,093	$ 272,963	$ 2,470,000	$ 3,164,056
Kimberly Foley	—	$ 1,111,944	$ 1,208,893	$ 3,320,000	$ 5,640,837
Torkel Rhenman	—	$ 1,143,163	$ 1,285,576	$ 3,248,000	$ 5,676,739
Jeffrey Kaplan	—	$ 1,050,068	$ 1,161,306	$ 3,155,508	$ 5,366,882
Michael McMurray	—	$ 1,596,947	$ 1,791,754	$ 3,431,025	$ 6,819,726

[1] The values for stock options included are calculated based on the number of options that would vest, multiplied by the difference between $43.30, the market value of our common stock as of December 31, 2025 (determined as the closing price of our common stock on the last preceding trading day), and the exercise price of the stock option. Amounts actually received by the NEO would depend on the fair market value of our shares after his or her termination when the options are exercised.

[2] The values of the RSUs are based on the number of RSUs that would vest multiplied by the fair market value of our stock on December 31, 2025, which may be different than the fair market value of our stock upon a termination event.

[3] PSUs accumulate dividend equivalents that are converted to additional units at the end of the performance period, subject to the same terms and conditions as the original award. The values of the PSUs are based on the number of units that would vest multiplied by the market value of our stock on December 31, 2025. The values above reflect PSUs granted in 2023, 2024, and 2025 and assume that the payout is at target, or 100%. The actual payout would be determined by the C&TD Committee after the performance period or, in the case of termination without Cause or by the NEO for Good Reason within 12 months of a change in control, as of the end of the last quarter prior to the change in control. Also, although the values are calculated as of December 31, 2025, the shares would not be issued until the first quarter after the end of the original performance period of the awards.

[4] Cash Severance Payment includes target bonus payment under the 2025 STI program. Cash severance is not payable in the event of Death or Disability and Retirement.

[5] In addition to the above, each of the NEOs would receive a lump sum payment of approximately $36,000 for the cost of eighteen months of continuation coverage premiums for medical coverage for himself and his dependents in any termination event other than death and disability. All NEOs would also receive Company-provided outplacement services for 12 months.

CEO Pay Ratio

Pursuant to SEC rules, we are required to provide the following information with respect to fiscal 2025:

- The annual total compensation of the global median employee of our company (other than Mr. Vanacker, our CEO), was $110,140;
- The annual total compensation of Mr. Vanacker, our CEO, was $15,577,445; and
- Based on this information, the ratio of the annual total compensation of our CEO to the annual total compensation of the global median employee is 141 to 1.

Per SEC rules, for 2025, we identified a new global median employee based on 2025 compensation and the employee population. The global median employee for fiscal year 2025 was identified by examining the 2025 total compensation for all regular full- and part-time employees who were actively employed by the Company on December 31, 2025 and students and interns who were hired for partial periods during 2025. For these employees, annual compensation was calculated using the following methodology and guidelines:

- To find the annual total compensation of all of our employees (other than our CEO), we considered all gross and net components of compensation (including short- and long-term incentives) received by each employee and documented in the year-end payroll records for 2025.
- Compensation for full- and part-time employees hired during 2025 and still active as of December 31, 2025 was annualized. Compensation for all students and interns hired for partial periods during 2025 was not annualized.
- Annual compensation for expatriate employees and employees involved in permanent cross-border transfers during 2025 was calculated using all relevant country payroll records.

Pay Versus Performance

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and non-PEO NEOs and Company performance for fiscal years listed below. The C&TD Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the fiscal years shown.

Year	Summary Compensation Table Total for Bhavesh Patel[1] ($)	Compensation Actually paid to Bhavesh Patel[1][2] ($)	Summary Compensation Table Total for Kenneth Lane[1] ($)	Compensation Actually Paid to Kenneth Lane[1][2] ($)	Summary Compensation Table Total for Peter Vanacker[1] ($)	Compensation Actually Paid to Peter Vanacker[1][2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1][2] ($)	Value of Initial Fixed $100 Investment Based On:[3] TSR ($)	Value of Initial Fixed $100 Investment Based On:[3] Peer Group TSR ($)	Net (Loss) Income ($MM)	EBITDA[4] ($MM)
2025	—	—	—	—	15,577,445	1,216,707	4,208,381	1,328,874	66.44	122.44	(738)	1,126
2024	—	—	—	—	17,018,464	6,514,999	4,876,838	2,986,341	103.74	123.81	1,367	3,460
2023	—	—	—	—	16,546,194	21,206,198	5,168,076	7,754,168	125.57	124.07	2,121	4,504
2022	—	—	8,798,076	9,046,842	17,018,989	14,863,867	5,818,984	6,400,521	104.04	111.73	3,889	6,296
2021	19,011,033	1,514,901	—	—	—	—	4,615,231	4,648,678	105.07	125.91	5,617	8,683

[1] Bhavesh Patel was our PEO from January 1, 2021 to December 31, 2021. Kenneth Lane (who served as Interim CEO) was our PEO from January 1, 2022 to May 22, 2022. Peter Vanacker is our PEO since May 23, 2022. The Non-PEO NEOs for whom the average compensation is presented in this table are:
- [a] for 2025: Agustin Izquierdo, Kimberly Foley, Torkel Rhenman, Jeffrey Kaplan, and Michael McMurray;
- [b] for 2024: Michael McMurray, Torkel Rhenman, Kimberly Foley, and Jeffrey Kaplan;
- [c] for 2023: Michael McMurray, Kenneth Lane, Torkel Rhenman, and Jim Guilfoyle;
- [d] for 2022: Michael McMurray, Torkel Rhenman, Jeffrey Kaplan, and Jim Guilfoyle; and
- [e] for 2021: Michael McMurray, Kenneth Lane, Torkel Rhenman, and Jim Guilfoyle.

[2] The amounts shown as Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described below. Deductions from, and additions to, 2025 total compensation in the Summary Compensation Table to calculate Compensation Actually Paid consist of:

	Vanacker ($)	Average Non-PEO NEOs ($)
Total Compensation from Summary Compensation Table	**15,577,445**	**4,208,381**
Adjustments for Pension		
Adjustment for Summary Compensation Table Pension	(20,693)	(32,235)
Amount added for current year service cost	16,480	17,521
Amount added for prior service cost impacting current year	—	—
TOTAL ADJUSTMENTS FOR PENSION	**(4,213)**	**(14,714)**
Adjustments for Equity Awards		
Adjustment for grant date values in the Summary Compensation Table	(11,846,184)	(2,714,104)
Year-end fair value of unvested awards granted in the current year	7,454,424	1,671,941
Year-over-year difference of year-end fair values for unvested awards granted in prior years	(7,657,307)	(1,473,643)
Fair values at vest date for awards granted and vested in current year	—	—
Difference in fair values between prior year end fair values and vest date fair values for awards granted in prior years	(2,307,458)	(348,986)
Forfeitures during current year equal to prior year-end fair value	—	—
Dividends or dividend equivalents not otherwise included in the total compensation	—	—
TOTAL ADJUSTMENTS FOR EQUITY AWARDS	**(14,356,525)**	**(2,864,792)**
Compensation Actually Paid (as calculated)	**1,216,707**	**1,328,874**

[3] The Peer Group TSR set forth in this table utilizes the S&P 500 Chemicals Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2025. The comparison assumes $100 was invested for the period starting December 31, 2020, through the end of the listed year in the Company and in the S&P 500 Chemicals Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

[4] We determined EBITDA to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2025. EBITDA is a non-GAAP financial measure. 2021-2024 EBITDA in the table has been recast to include discontinued operations; the impact was not material. More information on EBITDA can be found at Appendix A to this proxy statement. We may determine a different financial performance measure to be the most important financial performance measure in future years.

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our non-PEO NEOs, and the Company's cumulative TSR over the five most recently completed fiscal years for the Company and the S&P 500 Chemicals Index TSR.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus LyondellBasell Industries N.V. TSR and S&P 500 Chemicals Index TSR



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our non-PEO NEOs, and the Company's Net Income during the five most recently completed fiscal years.

PEO and Average Non-PEO NEO Compensation Actually Paid Versus LyondellBasell Industries N.V. Net Income



Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and EBITDA

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our non-PEO NEOs, and our EBITDA during the five most recently completed fiscal years.

PEO and Average Non-PEO Compensation Actually Paid Versus LyondellBasell Industries N.V. EBITDA



Tabular List of Most Important Financial and Non-Financial Performance Measures

The following table presents the financial and non-financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and Non-PEO NEOs for 2025 to Company performance. The measures in this table are not ranked.

(in alphabetical order)
EBITDA
Free Cash Flow per Share
Safety
Sustainability
Value Creation

Item 7
Authorization to Conduct Share Repurchases

 **The Board recommends that you vote FOR the proposal to grant authority to the Board to repurchase up to 10% of our issued share capital until November 22, 2027.**

Under Dutch law and our Articles of Association, shareholder approval is necessary to authorize our Board to repurchase shares. At the annual general meeting of shareholders held on May 23, 2025, shareholders authorized the Board to repurchase up to 10% of our issued share capital. As of April 1, 2026, we have not repurchased any shares pursuant to this authorization.

Adoption of the current proposal will give us the flexibility to continue to repurchase shares if we believe it is an appropriate use of our liquidity. The number of shares repurchased, if any, and the timing and manner of any repurchases will be determined after taking into consideration prevailing market conditions, our available resources, and other factors that cannot now be predicted.

In order to provide us with sufficient flexibility, we propose that shareholders grant authority to the Board to repurchase up to 10% of our issued share capital as of the date of the Annual Meeting (or, based on the number of shares issued as of April 1, 2026, approximately 34,042,250 shares) on the open market, through privately negotiated repurchases, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of our shares up to 110% of the market price for our shares; provided that (i) for open market or privately negotiated repurchases, the market price shall be the price for our shares on the NYSE at the time of the transaction; (ii) for self-tender offers, the market price shall be the volume weighted average price ("VWAP") for our shares on the NYSE during a period, determined by the Board, of no less than one and no greater than five consecutive trading days immediately prior to the expiration of the tender offer; and (iii) for accelerated repurchase arrangements, the market price shall be the VWAP for our shares on the NYSE over the term of the arrangement. The VWAP for any number of trading days shall be calculated as the arithmetic average of the daily VWAP on those trading days.

If approved, the authority will extend for 18 months from the date of the Annual Meeting, or until November 22, 2027, and will replace the current repurchase authorization of the Board which was approved by shareholders at the annual general meeting on May 23, 2025. Any shares repurchased under this authority may be cancelled pursuant to the authorization to cancel shares requested under Item 8 below.

Item 8
Cancellation of Shares

 **The Board recommends that you vote FOR the proposal to cancel all or a portion of the shares in our treasury account.**

Under Dutch law and our Articles of Association, shareholder approval is necessary to cancel ordinary shares that are held in treasury by us, or that may in the future be held in treasury by us as a result of share repurchases. Also under Dutch law, the number of shares held by us, or our subsidiaries, may not exceed 50% of our issued share capital at any time.

As of April 1, 2026, we held approximately 17.7 million shares in our treasury account, primarily as the result of share repurchases. Treasury shares, if not cancelled, may be used for general corporate purposes, including for issuance under our equity compensation plans.

We are requesting that shareholders approve the cancellation of all or any portion of shares held in our treasury account or that may be repurchased pursuant to the authority requested under Item 7, above.

If this Item 8 is adopted, the cancellation of treasury shares may be executed in one or more tranches. The number of treasury shares that will be cancelled, if any, will be determined by the Board. If the Board determines it is appropriate to cancel our shares, we will follow the procedure set forth under Dutch law to cancel treasury shares from time to time. In accordance with Dutch statutory provisions, the cancellation of treasury shares will not be effective until two months after the resolution to cancel treasury shares has been filed with the Dutch Trade Register and announced in a Dutch national daily newspaper. Once the procedure is complete, the relevant treasury shares will be cancelled.

If this Item 8 is not approved, we will not cancel any treasury shares unless the general meeting of shareholders approves such cancellation at a later date.

Item 9
Amendment and Restatement of Long Term Incentive Plan

 **The Board recommends that you vote FOR the proposal to amend and restate the LyondellBasell Industries Long Term Incentive Plan.**

The LyondellBasell Industries Long Term Incentive Plan (the "LTIP" or "Plan") provides for the grant of awards to eligible employees and directors in the form of stock options, stock appreciation rights ("SARs"), restricted shares, RSUs, cash awards, and other stock-based awards. The purpose of the LTIP is to further the long-term interests of the Company and its stakeholders by offering incentives to employees and directors who can contribute materially to the success and profitability of the Company, to recognize and reward outstanding performance, to reinforce the commonality of interest between the Company's shareholders and the participants in the LTIP, and to aid in attracting and retaining employees with outstanding abilities and specialized skills.

The LTIP was most recently amended and restated by shareholders at the Company's 2021 annual general meeting. At that time, shareholders approved amendment and restatement of the LTIP to increase the number of the Company's ordinary shares, par value €0.04 (the "shares"), authorized for issuance thereunder by an additional 8,000,000 shares, as well as certain amendments to provide for corporate governance and compensation best practices (the "2021 Plan"). Shareholders also granted authority to the Board to issue the shares authorized for issuance under the LTIP and to exclude pre-emptive rights of shareholders in that regard, both for a period of five years from the date of the 2021 Annual Meeting. As of April 1, 2026, 3,430,880 of the previously authorized shares remained available for new awards under the LTIP.

Given recent volatility in the industry, the Board has determined that the current number of common shares available for grants under the 2021 Plan may not be sufficient to meet the objectives of our compensation program going forward. In February 2026, on the recommendation of the C&TD Committee, following consultation with its independent consultant, Pearl Meyer, the Board approved amendment and restatement of the 2021 Plan to increase the number of shares authorized for issuance thereunder by an additional 8,000,000 shares, and to add a cap on per annum awards to non-employee directors, in each case subject to shareholder approval. The following summary provides an overview of certain material terms of the LTIP, as proposed to be amended, and is subject in all respects to the full text of the LTIP, as set forth in Appendix B to this proxy statement (the "Amendment").

The Amendment is subject to shareholder approval, which includes granting authority to the Board to issue the shares authorized for issuance under the LTIP and to exclude pre-emptive rights of shareholders in that regard, both for a period of five years from the date of the 2026 Annual Meeting. If this proposal is approved by our shareholders, the Amendment will become effective on May 22, 2026, thereby increasing the overall number of shares available for issuance under the Plan by 8,000,000 and increasing the number of shares available for issuance pursuant to awards under the Plan by that same 8,000,000. If our shareholders do not approve this proposal, the 2021 Plan will remain in effect in its current form. However, without approval of the Amendment by our shareholders, we may not have enough shares available under the Plan to cover all of the equity awards in 2026 and 2027. In this event, the C&TD Committee would be required to revise its compensation philosophy to attract, retain, and compensate eligible officers, employees and non-employee directors.

Shares Available, Burn Rate and Dilution

In determining the number of additional shares to be requested, the C&TD Committee and Board reviewed both the historical burn rate under the LTIP and the potential dilution resulting from future share issuances under the LTIP. After consideration, they determined that the potential dilution from the proposed LTIP restatement is reasonable in light of the benefits derived from the Company's continuing ability to issue equity awards, primarily in employee recruitment and retention, and in aligning the interests of our directors, executives, and other employees with those of our shareholders.

We calculate burn rate as (i) the number of shares subject to equity awards granted under the LTIP in each fiscal year (assuming target-level performance under performance awards) divided by (ii) the weighted average number of shares outstanding during that year. Over the last three fiscal years, the Company's average burn rate was approximately 0.44%.

	2023	2024	2025	Three-Year Average
Equity Awards	1,387,706	1,252,702	1,647,635	1,429,348
Average Shares Outstanding	324,873,158	324,881,373	322,104,422	323,952,984
Burn Rate	**0.43%**	**0.39%**	**0.51%**	**0.44%**

The C&TD Committee and Board also considered the potential future dilution to shareholders based on our current shares outstanding and the request for an additional 8,000,000 shares to be available for awards under the LTIP. The Company maintains two equity incentive plans, the LTIP and the LyondellBasell Industries N.V. Global Employee Stock Purchase Plan (the "ESPP"). As of April 1, 2026, there are 1,602,968 shares remaining available for future grant under the ESPP.

We calculate potential future dilution as (i) (a) the number of shares subject to our outstanding equity awards under the LTIP at April 1, 2026, including accrued dividends, plus (b) the number of shares available to be granted under the LTIP, including the additional shares requested under the Amendment, divided by (ii) the total shares outstanding including shares subject to potential outstanding equity awards. As of April 1, 2026, there were 322,769,286 shares of our common stock outstanding. On April 1, 2026, the closing price for the Company's shares as reported on the NYSE was $76.71.

(as of April 1, 2026)

Shares subject to outstanding full value awards under the LTIP[1]	3,430,788
Shares subject to outstanding stock options under the LTIP[2]	1,807,916
Weighted-average exercise price of outstanding options	$ 90.92
Weighted-average remaining term of outstanding options	3.87 years
Shares remaining available for future grant under the LTIP[3]	3,430,880
Additional shares being requested under the LTIP	8,000,000
Total potential outstanding equity awards[1]	**16,669,584**
Total shares outstanding	322,769,286
Total shares outstanding including potential outstanding equity awards[1]	**339,438,870**
Potential Dilution as a Percentage of Shares Outstanding	**4.91%**

[1] Includes outstanding RSUs and PSUs, assuming target-level performance for unearned awards.
[2] No SARs are outstanding.
[3] Assumes target-level performance for unearned awards.



Proposed Amendments to the LTIP

Additional Shares. We are asking shareholders to approve the authorization of an additional 8,000,000 shares for issuance under the Plan, for a total of approximately 16,669,584 shares available for issuance pursuant to new or outstanding awards under the amended Plan. Additional information on our total shares available and outstanding is set forth above under the heading "Shares Available, Burn Rate, and Dilution."

Non-employee Director Awards. Amendments align the LTIP with the Company's Articles of Association by providing that per annum awards granted to any individual non-executive Board member may not exceed $2 million in aggregate grant-date fair market value, calculated by multiplying the number of units granted times the fair market value of our Common Stock on that date. The Articles of Association limit the aggregate of all fees paid per annum to any individual non-executive Board member to $2 million.

Plan Highlights and Best Practices

✅ **Overall Share Limit.** The Plan authorizes a fixed number of shares for issuance. The Plan does not contain an annual "evergreen" provision, and shareholder approval is required to authorize the issuance of additional shares.

✅ **Minimum Vesting Provision.** With certain limited exceptions, awards generally must vest over a period of not less than one year from the date of grant.

✅ **No Liberal Share Recycling.** Shares used or withheld to satisfy the exercise price or tax and withholding obligations on any award are not recycled into the available share pool.

✅ **Change in Control "Double Trigger."** The Plan provides for "double-trigger" vesting in connection with any change-in-control event.

✅ **No Repricing.** Options or SARs issued under the Plan cannot be repriced, replaced, or regranted through cancellation or by decreasing the exercise price of a previously granted Option or SAR without prior shareholder approval.

✅ **Clawbacks.** Awards granted under the Plan are subject to clawbacks that allow the Company to recover compensation in certain circumstances. In addition to the clawback policy applicable to all incentive-based compensation, all time-based RSUs include recoupment provisions triggered in the event of executive misconduct or breach of restrictive covenant obligations.

✅ **No Discounted Stock Options or SARs.** All stock options and SARs must have an exercise price equal to or greater than the fair market value of the underlying stock on the date of grant.

✅ **Independent Compensation Committee.** Subject to certain limited delegations of authority, employee awards are administered by the C&TD Committee comprising 100% independent directors.

✅ **No Cash-Out of Underwater Options.** Stock options or SARs issued under the Plan may not be repurchased by the Company at a time when the exercise price of the option or SAR is less than the fair market value of the underlying shares.

✅ ***Non-Employee Director Award Limit.*** Awards granted per annum to any individual non-executive Board member shall not exceed $2 million in grant date fair value. The grant date fair value of the awards is the number of units granted times the fair market value of our shares on that date.

Material Terms of the LTIP

Eligibility For Participation

All regular and certain prospective employees of the Company and its subsidiaries and the members of our Board are eligible to participate in the LTIP. As of April 1, 2026, there were 12 directors (11 non-executive directors and one executive director) and approximately 850 employees eligible to participate in the LTIP. In 2025, 12 directors (11 non-executive directors and one executive director) and approximately 900 employees received awards under the LTIP.

The basis for participation in the LTIP by an eligible employee is the C&TD Committee's determination, in its sole discretion, that participation will further the purpose of the LTIP, as described above. Grants made to members of our Board are made by the full Board on recommendation of the Nominating and Governance Committee. Awards are generally limited to directors, executive officers, and a select group of additional Company employees defined by level of job responsibility.

Administration

The C&TD Committee administers the LTIP and selects the persons who are eligible to receive awards under the LTIP. The C&TD Committee may delegate to one or more directors or officers of the Company the authority to make awards to employees who are not designated as Section 16 officers of the Company. The C&TD Committee has complete authority to make awards in such format and amounts as it determines and to cancel, suspend, or amend awards, provided that it cannot, without shareholder approval, amend an outstanding option to reduce its exercise price or cancel an option and replace it with an option having a lower exercise price.

The C&TD Committee may grant awards to eligible persons outside the United States and, to that end, may establish sub-plans or other terms and procedures applicable to such awards.

Authorized Shares

We are asking shareholders to authorize the reservation of an additional 8,000,000 shares for issuance under the LTIP. If the amended and restated LTIP is approved, the total number of shares authorized for issuance under the LTIP will be 38,000,000.

Any shares issued to employees under the LTIP may consist, in whole or in part, of authorized and unissued shares, shares held as treasury shares, or shares purchased on the open market or in private purchase. Any shares issued to members of our Board under the LTIP may consist, in whole or in part, of shares held as treasury shares, or shares purchased on the open market or in private purchase. Any shares subject to any award that is forfeited, terminated, expires unexercised, or is settled in cash will again be available for grant.

Shares subject to certain assumed, converted, or replaced awards, or certain arrangements of an acquired entity, in the context of a merger or acquisition will not be counted against the LTIP's share reserve.

Shareholder approval of the amended and restated LTIP includes granting authority to the Board to issue shares or grant rights to acquire shares up to the number of shares authorized for issuance under the LTIP, and to exclude pre-emptive rights of shareholders in that regard, for a period of five years as from the date of the 2026 General Meeting.

Types of Awards

Stock Options, SARs, Stock Awards, and Cash Awards may all be granted under the LTIP. Any of the awards granted to any employee or executive director of the Company may be performance awards. Performance awards are based on the achievement of such goals and subject to the terms, conditions, and restrictions that the C&TD Committee may determine.

- Stock Options – The price of any stock option may not be less than the fair market value of our shares on the date of grant. The term of any option may not exceed ten years, and no reload options are allowed. The option price may be paid in cash or shares, or a combination thereof, as the C&TD Committee may determine. Options may not be repurchased by the Company at any time when the exercise price of such option is less than the fair market value of the underlying shares.

- SARs – Stock appreciation rights entitle the holder to any appreciation in value of a specified number of shares from the date of grant until the date of exercise. Any appreciation payable is determined by the excess of the fair market value of our shares on the exercise date of the SAR over the fair market value of the stock on the date of grant. The term of any SAR may not exceed ten years, and no reload SARs are allowed. The payment of the appreciation may be in cash or shares, or a combination of the two, as the C&TD Committee determines. SARs may not be repurchased by the Company at any time when the exercise price of such SAR is less than the fair market value of the underlying shares.
- Stock Awards – Stock Awards under the plan may be in the form of shares or units. The Stock Awards granted may be subject to restrictions and contingencies regarding vesting, forfeiture, and payment as the C&TD Committee may determine.
- Cash Awards – The C&TD Committee may grant cash awards pursuant to terms and conditions as the C&TD Committee may determine.

Vesting provisions are covered in award agreements. Unless otherwise provided in an award agreement, the LTIP provides that in the event of a Change in Control of the Company followed by involuntary termination not for cause or constructive termination within one year, awards held by a participant that were not previously vested or exercisable become fully vested and exercisable and generally remain exercisable for the remainder of their term. Vesting of performance awards will be determined based on performance achievement as of the close of the last quarter ending on or before the Change in Control event, as determined by the C&TD Committee in its sole discretion.

Except for (i) awards that vest in connection with a participant's death, disability, retirement, or involuntary termination not for Cause or upon a Change in Control of the Company as described above and (ii) awards representing less than 5% of shares authorized for issuance under the Plan, all awards are subject to a minimum vesting period of 12 months from the date of grant.

Maximum Awards Payable to a Participant

Subject to certain adjustment provisions in the LTIP, no participant may be granted (i) stock awards covering or relating to more than 1,000,000 shares, in the aggregate, or (ii) options or SARs exercisable for more than 5,000,000 shares, in the aggregate, in each case during any one calendar year.

Grants to Non-Employee Directors

Under the LTIP, awards may be made to our non-executive directors, who are not employees of the Company. With respect to any awards to non-employee directors, the Board will exercise the powers otherwise reserved to the C&TD Committee under the LTIP, including authority to select the non-employee directors who will receive awards, to select the types of awards, and to impose limitations, conditions, and restrictions on the awards as the Board may deem appropriate. Under the Amended and Restated Long-Term Incentive Plan, per annum grants to any individual non-executive Board member may not exceed $2 million in grant-date fair value.

Amendment and Termination

The LTIP may be amended, modified, suspended, or terminated by the Board provided that no such action shall adversely affect the rights of a participant without the participant's consent and provided that no amendment shall be made without shareholder approval which is required to be approved by shareholders to comply with applicable laws or rules.

Income Tax Consequences

The following is a summary of some of the U.S. federal income tax consequences of transactions under the LTIP. This summary does not describe foreign, state or local tax consequences and does not attempt to describe all possible federal or other tax consequences of LTIP participation or tax consequences based on particular circumstances. Each participant in the LTIP should consult a tax advisor regarding the tax consequences of participating in the LTIP.

No income will be recognized by an optionee upon the grant of a stock option. At the time of exercise of a stock option, ordinary income is recognized by the optionee equal to the difference between the option price paid for the shares and the fair market value of the shares on the date of exercise. At the time of a sale of shares acquired upon exercise of a stock option, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as short-term or long-term capital gain (or loss) depending on the holding period.

No income will be recognized by a participant in connection with the grant of a SAR. When the SAR is exercised, the participant will be required to include as ordinary income in the year of exercise an amount equal to the amount of cash received on the exercise.

The recipient of restricted stock will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by an amount, if any, paid by the participant for the restricted stock) at such time as the shares are no longer subject to forfeiture for purposes of Code Section 83. However, a participant who elects under Code Section 83(b) within 30 days of the date of grant of the restricted stock will have taxable ordinary income on the date of receipt of the shares equal to the excess of the fair market value of the shares (determined without regard to the restrictions) over the purchase price, if any, of the restricted stock. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject to the restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

No income will be recognized upon the award of RSUs. The recipient of a RSU award will be subject to tax at ordinary income rates on the fair market value of unrestricted shares on the date that the shares are transferred to the participant under the award (reduced by any amount paid by the participant for the RSUs), and the capital gain/loss holding period for the shares will also commence on the date that the shares are transferred to the participant.

Section 409A of the Code imposes restrictions on certain awards granted under the LTIP that qualify as "non-qualified deferred compensation." If such an award fails to comply with these restrictions, then the recipient will be subject to accelerated taxation, a 20% tax penalty and interest. The Company intends that the LTIP and any awards granted under the LTIP will either be exempt from, or comply with, the restrictions imposed by Section 409A and any applicable regulations.

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company generally will be entitled to a corresponding deduction. However, the Company's deduction is only permitted to the extent that the amount recognized as income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Code Section 280G and is not disallowed by the limitation on certain executive compensation under Code Section 162(m).

Plan Benefits

Because the C&TD Committee and the Board have discretion to determine which employees and non-employee directors, respectively, will receive awards under the LTIP and the amount and type of those awards, future benefits to be received by a person or group under the LTIP are not determinable at this time.

The following table sets forth information with respect to the number of ordinary shares subject to option awards granted under the LTIP to the following individuals and groups since its original adoption in 2010 through April 1, 2026.

(as of April 1, 2026)	Shares subject to option awards granted since 2010
Peter Vanacker	203,320
Agustin Izquierdo	1,607
Kim Foley	73,543
Torkel Rhenman	137,067
Jeff Kaplan	193,721
Michael McMurray	471,511
All current executive officers as a group	1,264,945
All current non-executive directors as a group	–
All current non-executive officer employees as a group	567,828

Equity Compensation Plan Information

The following table provides information as of December 31, 2025 about the number of shares to be issued upon vesting or exercise of equity awards and the number of shares remaining available for issuance under our equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights[2][3]	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[4]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[5]
Equity compensation plans approved by security holders[1]	6,451,857	$ 90.91	6,290,434
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**6,451,857**	**$ 90.91**	**6,290,434**

[1] Includes the LyondellBasell Industries Long Term Incentive Plan, as amended and restated (the "LTIP"), and the LyondellBasell Global Employee Stock Purchase Plan, as amended and restated (the "ESPP").

[2] Includes 1,809,379 shares that may be issued pursuant to outstanding stock options and 1,659,001 shares that may be issued pursuant to outstanding RSUs. Additionally, 1,491,739 PSUs were outstanding as of December 31, 2025, including accrued dividend equivalents. The C&TD Committee determines the actual number of shares the recipient receives at the end of a three-year performance period which may range from 0 to 200% of the target number of shares. Because up to 200% of the target number of shares may ultimately be issued, we have included an aggregate of 2,983,477 shares, the maximum possible payout under the PSUs, as the number that may be issued.

[3] Excludes purchase rights that accrue under the ESPP. Purchase rights under the ESPP are considered equity compensation for accounting purposes. However, the number of shares to be purchased is indeterminable until the time shares are actually issued, as automatic employee contributions may be terminated before the end of an offering period and, due to the pricing feature, the purchase price and corresponding number of shares to be purchased is unknown.

[4] Includes only the weighted-average exercise price of the outstanding stock options. Does not include RSUs or PSUs, as those awards have no exercise price associated with them. Also excludes purchase rights under the ESPP for the reasons described in note (3) above.

[5] The shares remaining available as of December 31, 2025 include 4,516,489 shares under the LTIP and 1,773,945 shares under the ESPP.

Securities Ownership

Significant Shareholders

The table below shows information for shareholders known to us to beneficially own more than 5% of our shares.

Name and Address	Shares Beneficially Owned	
	Number	Percentage[1]
Certain affiliates of Access Industries, LLC[2] 40 West 57th Street, 28th Floor, New York, NY 10019	64,435,504	20.0%
BlackRock, Inc.[3] 50 Hudson Yards, New York, NY 10001	24,051,819	7.5%
Dodge & Cox[4] 555 California Street, 40th Floor, San Francisco, CA 94104	16,965,832	5.3%

[1] All percentages are based on 322,769,286 shares outstanding as of April 1, 2026.

[2] Information is based on a Form 4 filed with the SEC on March 11, 2026. Access Industries is a privately-held U.S. industrial group which controls directly or indirectly AI Investments Holdings LLC and certain other entities that are recordholders of our outstanding shares (collectively, the "Access Recordholders"). Len Blavatnik controls Access Industries and may be deemed to beneficially own the shares held by one or more of the Access Recordholders. Access Industries and each of its affiliated entities and the officers, partners, members, and managers thereof (including, without limitation, Mr. Blavatnik), other than the applicable Access Recordholder, disclaim beneficial ownership of any shares owned by the Access Recordholders.

[3] Information is based on a Schedule 13G/A filed with the SEC on February 6, 2024 by BlackRock, Inc. reporting beneficial ownership of the Company's stock as of December 31, 2023, on behalf of its direct and indirect subsidiaries including BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; iShares (DE) I Investmentaktiengesellschaft mit Teilgesellsc; BlackRock Japan Co., Ltd.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock Asset Management Deutschland AG; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Advisors (UK) Limited; BlackRock Fund Advisors; BlackRock Asset Management North Asia Limited; BlackRock (Singapore) Limited; and BlackRock Fund Managers Ltd. The shareholder reports sole voting power with respect to 21,714,243 shares and sole dispositive power with respect to 24,051,819 shares.

[4] Information is based on a Schedule 13G/A filed with the SEC on February 13, 2025 by Dodge & Cox reporting beneficial ownership of the Company's stock as of December 31, 2024. The shareholder reports sole voting power with respect to 16,005,632 shares and sole dispositive power with respect to 16,965,832 shares.

Beneficial Ownership

Information relating to the beneficial ownership of our shares by each director and named executive officer identified in the Summary Compensation Table is included below, as is information with respect to the directors and executive officers of the Company, as a group. Shares are considered to be beneficially owned by a person if he or she, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of April 1, 2026. The individuals set forth in the table below, individually and in the aggregate, beneficially own less than 1% of our outstanding shares as of April 1, 2026.

Name	Number of		Stock Options Exercisable Within 60 days
	Shares	RSUs[1]	
Peter Vanacker	96,455	—	203,320
Agustin Izquierdo	7,146	182	1,607
Kimberly Foley	54,952	—	45,250
Torkel Rhenman	82,083	—	127,533
Jeffrey Kaplan	74,047	—	98,148
Michael McMurray[2]	23,950	—	201,492
Jacques Aigrain	28,095	5,577	—
Lincoln Benet	9,553	2,917	—
Robin Buchanan	18,174	2,917	—
Anthony Chase	8,905	2,917	—
Robert Dudley	5,290	2,917	—
Claire Farley	21,668	2,917	—
Rita Griffin	2,755	2,917	—
Michael Hanley	19,197	2,917	—
Virginia Kamsky	5,177	2,917	—
Bridget Karlin	1,988	2,917	—
Albert Manifold	10,356	2,917	—
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (22 PERSONS)[3]	550,066	34,929	603,196

[1] Represents RSUs (each equivalent to a share of LYB stock) that will vest within 60 days.
[2] Mr. McMurray retired from his position as CFO effective March 1, 2025. He continued in an advisory role at the Company until March 1, 2026.
[3] Includes shares beneficially owned by executive officers as of the date of this proxy statement who are not individually listed in this table. Mr. McMurray retired from his position as CFO effective March 1, 2025, and is no longer an executive officer. His ownership is excluded from this amount.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of our common shares to file initial reports of ownership and reports of changes in ownership of common shares (Forms 3, 4, and 5) with the SEC and the NYSE. Reporting persons are required by SEC regulation to furnish us with copies of all such forms that they file.

Based on a review of the reports filed, information of the Company, and written representations from reporting persons, we believe that, during the fiscal year ended December 31, 2025, all of our directors, executive officers, and greater than 10% shareholders timely filed all reports they were required to file under Section 16(a).



Related Party Transactions

We have adopted a written Related Party Transaction Approval Policy, which requires the disinterested members of the Audit Committee to review and approve certain transactions that we may enter into with related parties, including members of the Board, executive officers, and certain shareholders. The policy applies to any transaction:

- in the ordinary course of business with an aggregate value of $25 million or more;
- not in the ordinary course of business, regardless of value; or
- with a value of $120,000 or more and in which an executive officer or non-executive director has a direct or indirect material interest.

Related party relationships are identified and disclosed on an ongoing basis, as well as through responses to annual questionnaires completed by all directors, director nominees, and executive officers.

The Audit Committee reviews all the relevant facts of each related party transaction, including the nature of the related person's interest in the transaction, and determines whether to approve the transaction by considering, among other factors, (i) whether the terms of the transaction are fair to the Company and on the same basis as those which could be obtained from non-related parties, (ii) the business reasons for the Company to enter into the transaction, (iii) whether the related party transaction would impair the independence of any independent Board member, and (iv) whether the transaction would present an improper conflict of interest for any director or executive officer of the Company. No director votes on approval or, unless requested by the Audit Committee, participates in the discussion of a related party transaction in which he or she has an interest. The Audit Committee also conducts an annual review of all transactions with related parties, including those that do not meet the thresholds for related party transactions described above.

The following is a description of related party transactions in existence since the beginning of fiscal year 2025.

Access Industries

In 2010, we entered into certain agreements with affiliates of Access Industries, including a registration rights agreement, which obligates us to register and bear the costs for the resale of equity securities owned by Access Industries or its affiliates, and a nomination agreement. Pursuant to the nomination agreement, Access Industries has the right to nominate individuals for appointment to the Board if certain ownership thresholds are met. Access Industries currently owns more than 18% of our outstanding shares and has nominated Mr. Benet, Mr. Buchanan, and Ms. Kamsky pursuant to the nomination agreement. The Company entered into these agreements with Access Industries before it became publicly traded and the Related Party Transaction Approval Policy was adopted. Amendments to the nomination agreement are approved by disinterested directors.

Calpine Corporation

Calpine Corporation, the owner and operator of power plants across the United States and Canada, supplied power, water, and steam to the Company's Houston refinery site until closure of the refinery in February 2025, and continues to supply to the Houston site post-closure. Until its closure, the Houston refinery also sold excess gas and raw water back to Calpine. Calpine was owned by a group of investors, including a minority investment by Access Industries, until its sale to Constellation Energy in January 2026. Following the sale, Access Industries no longer owns any shares of Calpine. The Audit Committee has approved, most recently in October 2020, the Company's contracts with Calpine, which were determined to be on terms fair to the Company and more advantageous than those offered by other parties. In 2025, the Company purchased approximately $38.2 million of power, steam, and water from Calpine and sold approximately $5.8 million of excess gas and raw water to Calpine.

Other Transactions & Relationships

The Board was also made aware of, and considered the fairness of, certain transactions and relationships between the Company and other organizations where our directors and director nominees have relationships. These transactions and relationships were also considered in evaluating the independence of our directors and director nominees. In particular, Mr. Dudley, Ms. Farley, Ms. Karlin, and Mr. Manifold each served as directors or advisors of companies with which LYB had commercial transactions in 2025. Each of these transactions was entered into on an arm's-length basis in the ordinary course of business, and no director initiated or participated in negotiation of the relevant purchases or sales or had any material interest in, or received any compensation in connection with, these transactions.

Questions and Answers about the Annual General Meeting

Who is soliciting my vote?

Our Board is soliciting your vote on voting matters submitted for approval at the Company's 2026 Annual General Meeting of Shareholders.

Why are these matters being submitted for voting?

In accordance with Dutch law and the rules and regulations of the NYSE and the SEC, we are required to submit certain items for the approval of our shareholders. Several matters that are within the authority of a company's board of directors under most U.S. state corporate laws require shareholder approval under Dutch law. Additionally, in accordance with Dutch corporate governance guidelines, we provide for the discussion at our Annual Meeting of certain topics that are not subject to a shareholder vote, including our governance practices and our dividend policy.

The discharge from liability of our directors, the adoption of our 2025 Dutch statutory annual accounts, the appointment of the auditor for our 2026 Dutch statutory annual accounts, the authorization to repurchase shares, the cancellation of shares held in our treasury account, and the granting authority to the Board to issue the shares authorized for issuance under the LTIP and to exclude pre-emptive rights of shareholders in that regard are all items that we are required to submit to shareholders due to our incorporation in the Netherlands.

How does the Board of Directors recommend that I vote my shares?

The Board of Directors recommends that you vote **FOR** each of the voting items presented in this proxy statement.

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in favor of each of the voting items in accordance with the recommendation of the Board of Directors.

Who is entitled to vote?

You may vote your LYB shares at the Annual Meeting if you are the record owner of such shares as of the close of business on April 24, 2026 (the "Record Date"). You are entitled to one vote for each share of LYB common stock that you own. As of April 1, 2026, there were 322,769,286 shares of LYB common stock outstanding and entitled to vote at the Annual Meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the Annual Meeting if you held such shares as of the Record Date and (i) properly return a proxy by Internet, telephone, or mail or (ii) properly notify us of your intention to attend the Annual Meeting, attend the meeting, and vote in person. There are no quorum requirements under Dutch law and, as a result, we may hold our meeting regardless of the number of shares that are present in person or by proxy.

How many votes are needed to approve each of the voting items?

The number of votes required to approve the matters presented in this proxy statement varies by item:

- Pursuant to the Dutch Civil Code and our Articles of Association, the nomination of a candidate to our Board (Item 1) is binding on shareholders unless 2/3 of the votes cast at the Annual Meeting, representing more than 50% of the Company's issued share capital (which for this purpose includes only our outstanding shares), vote against the nominee. This means that a nominee will be elected unless the votes against him or her constitute 2/3 of the votes cast and represent more than 50% of our issued share capital.
- Under Dutch law, the cancellation of shares held in our treasury account (Item 8) and the amendment of our LTIP (Item 9) require the affirmative vote of a majority of the votes cast at the Annual Meeting. If, however, less than 50% of the Company's issued share capital (which for this purpose includes only our outstanding shares) is represented at the Annual Meeting, these proposals will require the affirmative vote of at least 2/3 of the votes cast.
- Each other voting item set forth in this proxy statement requires the affirmative vote of a majority of the votes cast by shareholders in order to be approved.

How do I vote?

You can vote by proxy without attending the meeting or in person at the meeting. To vote by proxy, you must vote over the Internet, by telephone, or by mail. Instructions for each method of voting are included on the proxy card.

If you hold your LYB shares in a brokerage account (that is, you hold your shares in "street name"), your ability to vote by telephone or over the Internet depends on your broker's voting process. Please follow the directions on your proxy card or voter instruction form.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy in advance. If you plan to vote in person at the Annual Meeting and you hold your LYB shares in street name, you must obtain a proxy from your broker and bring that proxy to the meeting.

Can I change my vote?

Yes. You can change or revoke your vote at any time before the polls close at the Annual Meeting. You can do this by:

- Entering a new vote by telephone or over the Internet prior to 11:59 p.m. Eastern Time on May 20, 2026;
- Signing another proxy card with a later date and returning it to us by a method that allows us to receive the proxy prior to the Annual Meeting;
- Sending us a written document revoking your earlier proxy; or
- Attending the Annual Meeting and voting your shares in person (attendance at the Annual Meeting will not, by itself, revoke a proxy previously given by you).

Who counts the votes?

We have hired Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast by ballot at the Annual Meeting.



Will my shares be voted if I do not provide my proxy and do not attend the Annual Meeting?

If you do not provide a proxy or vote your shares in person, the shares held in your name will not be voted.

If you hold your shares in street name, your broker may be able to vote your shares for certain "routine" matters even if you do not provide the broker with voting instructions. We believe that, pursuant to NYSE rules, Item 3, Item 4, Item 5, Item 7 and Item 8 are considered routine matters. Therefore, without instructions from you, your broker may not vote your shares with respect to Item 1, Item 2, Item 6, and Item 9. It is therefore important that you act to ensure your shares are voted.

What is a broker non-vote?

If a broker does not have discretion to vote shares held in street name on a particular voting item and does not receive instructions from the beneficial owner on how to vote those shares, the broker may return the proxy card without voting on that voting item. This is known as a broker non-vote. Broker non-votes will have no effect on the vote for any voting item properly introduced at the meeting.

What if I return my proxy but don't vote for some of the matters listed on my proxy card?

If you return a signed proxy card without indicating your vote on all voting items listed, your shares will be voted FOR each of the voting items for which you did not vote.

How are votes counted?

For all voting items other than the election of nominees to our Board of Directors, you may vote **FOR**, **AGAINST**, or **ABSTAIN**. For the voting item for the election of nominees (Item 1), you may vote **FOR**, **AGAINST**, or **WITHHOLD** with respect to each nominee. A vote to abstain or withhold does not count as a vote cast, and therefore will not have any effect on the outcome of any voting item to be voted on at the Annual Meeting.

Could other matters be voted on at the Annual Meeting?

No. All matters to be voted on at the Annual Meeting must be included as voting items in the agenda for the meeting as described in this proxy statement. We will provide shareholders with an opportunity to discuss our corporate governance, dividend policy, and executive compensation program. However, there will be no vote on any of these matters.

Who can attend the Annual Meeting?

The Annual Meeting is open to all LYB shareholders who hold shares as of the close of business on April 24, 2026, the Record Date.

If you would like to attend the Annual Meeting, you must inform us in writing of your intention to do so on or before May 15, 2026, one week prior to the date of the meeting. The notice may be emailed to *CorporateSecretary@LyondellBasell.com*. Additional information regarding the availability of and procedures for in person attendance at the Annual Meeting will be provided to shareholders who provide timely notice of intent to attend and proper evidence of their ownership of LYB shares as of the Record Date. Admittance of shareholders to the Annual Meeting will be governed by Dutch law.

If we determine that in-person attendance is not possible or advisable due to unanticipated circumstances at the time of the Annual Meeting, we will provide information regarding alternative access as soon as available.

What is the cost of this proxy solicitation?

The Company will pay the cost of soliciting proxies for the Annual Meeting. Our directors, officers, and employees may solicit proxies by mail, by email, by telephone, or in person for no additional compensation. In addition, we have retained Alliance Advisors, LLC to assist in the solicitation of proxies for a fee of $12,000 for a three-year term ending in 2027, plus reimbursement of reasonable expenses.

Why did my household receive a single set of proxy materials?

SEC rules permit us to deliver a single copy of our annual report and proxy statement to any household at which two or more shareholders reside, if we believe the shareholders are members of the same family.

If you prefer to receive your own copy of the proxy statement now or in future years, please request a duplicate set by phone at (800) 579-1639, through the Internet at *www.proxyvote.com*, or by email to *sendmaterial@proxyvote.com*. If you hold your shares in street name, and you received more than one set of proxy materials at your address, you may need to contact your broker or nominee directly if you wish to discontinue duplicate mailings to your household.

Why did I receive a "notice of internet availability of proxy materials" but no proxy materials?

We distribute our proxy materials to certain shareholders via the Internet using the "Notice and Access" approach permitted by rules of the SEC. This approach conserves natural resources and reduces our distribution costs, while providing our shareholders with a timely and convenient method of accessing the materials and voting. Under SEC rules, companies are generally required to send the Notice of Internet Availability at least 40 days before the annual meeting. In certain circumstances, however, the SEC has permitted companies to use Notice and Access where the timing of the shareholder record date required under applicable law prevents compliance with the full 40-day notice period, provided that specific conditions are met.

Consistent with the approach recognized in the SEC staff's April 30, 2025 no-action letter issued by the Division of Corporation Finance to another Dutch issuer, LYB is relying on the same relief and following the conditions recognized by the SEC. Specifically:

- We will file our definitive proxy statement and annual report with the SEC and post these materials on our website at least 40 days before our Annual Meeting.
- We will issue a press release announcing that the materials are available, that LYB intends to use the Notice and Access method, when we expect to mail the Notice, and how shareholders may request paper copies.
- We will mail the Notice as promptly as possible after we receive the final shareholder list for the record date, and we expect this mailing to occur within a few business days following the record-date list becoming available.

On our about April 10, 2026, we filed our proxy statement and annual report on the SEC's website, posted these materials to our website, and issued a press release with the information above. On or about May 1, 2026, within 5 business days of receipt of the final shareholder list for the record date, we will mail a "Notice of Internet Availability of Proxy Materials" to participating shareholders, containing instructions on how to access the proxy materials on the Internet. We will also provide email delivery of the Notice and materials to shareholders who previously consented to electronic delivery.

This proxy statement, the notice, our 2025 Annual Report on Form 10-K and the 2025 Statutory Annual Report are available on *proxyvote.com* and on our website at *Investors.LyondellBasell.com* by clicking "Financials", then "Annual Reports."

You can request paper copies of the proxy materials free of charge by request to our Corporate Secretary at *CorporateSecretary@LyondellBasell.com*.



How can I request to receive my "notice of internet availability of proxy materials" by e-mail for future shareholder meetings?

You can request to receive proxy materials for future meetings by e-mail by following the electronic delivery enrollment instructions at *www.proxyvote.com*. If your shares are held in street name, please contact your bank or broker for information on electronic delivery options.

If you choose to access future proxy materials electronically, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials by e-mail will remain in effect until terminated.

What are deadlines for the 2026 shareholder meeting?

Our Articles of Association provide that a shareholder representing at least one percent of our issued share capital can submit an agenda item for consideration at the Company's general meeting of shareholders. Any such request must be received at least 60 days prior to the date of the annual meeting.

Under SEC rules, if a shareholder wishes to include a proposal in our proxy materials for presentation at our 2027 annual general meeting, the proposal must be received at our offices at LyondellBasell Industries, 4th Floor, One Vine Street, London W1J 0AH, United Kingdom, Attention: Corporate Secretary or sent to *CorporateSecretary@LyondellBasell.com*, by December 11, 2026. All proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

The deadline for providing notice of a solicitation of proxies in support of director nominees other than the Company's nominees pursuant to Rule 14a-19 for the Company's 2026 annual meeting is March 23, 2027.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these or other applicable requirements, including requirements under Dutch law and our Articles of Association.

Appendix A: Reconciliation of Non-GAAP Financial Measures

This proxy statement makes reference to certain non-GAAP financial measures as defined in Regulation G of the U.S. Securities Exchange Act of 1934, as amended.

We report our financial results in accordance with U.S. generally accepted accounting principles, but believe that certain non-GAAP financial measures, such as EBITDA, and EBITDA, net income and diluted EPS exclusive of identified items, provide useful supplemental information to investors regarding the underlying business trends and performance of the Company's ongoing operations and are useful for period-over-period comparisons of such operations. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the financial measures prepared in accordance with GAAP. In addition, we include calculations for certain other financial measures to facilitate understanding.

We calculate EBITDA as net income (loss) plus interest expense (net), provision for (benefit from) income taxes, and depreciation and amortization. EBITDA should not be considered an alternative to profit or operating profit for any period as an indicator of our performance, or as an alternative to operating cash flows as a measure of our liquidity. We also present EBITDA, net income and diluted EPS exclusive of identified items. Identified items include adjustments for lower of cost or market ("LCM"), gain or loss on sale of business, asset write-downs in excess of $10 million in aggregate for the period, Cash Improvement Plan costs, site closure costs, European transaction costs and discontinued operations. Asset write-downs include impairments of goodwill, impairments of long-lived assets, a write-down of a related party loan receivable and a fourth quarter 2024 deferred tax valuation allowance for one of our Chinese joint ventures recognized in Income (loss) from equity investments. Our inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") inventory valuation methodology, which means that the most recently incurred costs are charged to cost of sales, and inventories are valued at the earliest acquisition costs. Fluctuation in the prices of crude oil, natural gas and correlated products from period to period may result in the recognition of charges to adjust the value of inventory to the lower of cost or market in periods of falling prices and the reversal of those charges in subsequent interim periods, within the same fiscal year as the charge, as market prices recover. A gain or loss on sale of a business is calculated as the consideration received from the sale less its carrying value. We evaluate property, plant and equipment and definite-lived intangible assets whenever impairment indicators are present. If it is determined that an asset or asset group's undiscounted future cash flows will not be sufficient to recover the carrying amount, an impairment charge is recognized to write the asset down to its estimated fair value. Goodwill is tested for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the fair value of a reporting unit with goodwill is below its carrying amount. If it is determined that the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge is recognized. We assess our equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. If the decline in value is considered to be other than temporary the investment is written down to its estimated fair value. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In June 2025, we announced plans to sell select olefins and polyolefins assets and the associated business in Europe, resulting in selling expenses, separation costs and employee-related charges (collectively referred to as "European transaction costs"). In April 2025, the Company announced the Cash Improvement Plan, focused on strengthening financial performance, which resulted in employee-related charges across all segments. In March 2025, we announced the permanent closure of our Dutch PO joint venture asset, resulting in the recognition of shutdown-related charges in our Intermediates & Derivatives ("I&D") segment. Additionally, in December 2025, we recognized shutdown and employee-related charges related to sites in our Advanced Polymer Solutions ("APS") and Olefins & Polyolefins – Europe, Asia, International ("O&P-EAI") segments. In February 2025, we ceased business operations at our Houston refinery. Accordingly, our refining business, previously disclosed as the Refining segment, is reported as a discontinued operation.

Cash conversion is a measure commonly used by investors to evaluate liquidity. Cash conversion means net cash provided by operating activities divided by EBITDA excluding LCM, gain or loss on sale of business and asset write-downs in excess of $10 million in aggregate for the period. We believe cash conversion is an important financial metric as it helps management and other parties determine how efficiently the company is converting earnings into cash.

Recurring annual EBITDA for the Value Enhancement Program is the year-end EBITDA run rate estimate based on 2017-2019 mid-cycle margins. Value unlocked as of December 2025 is based on a 2021 baseline, while incremental value unlocked starting in 2026 is based on a 2025 baseline. We believe recurring annual EBITDA is useful to investors because it represents a key measure used by management to assess progress towards our strategy of value creation.



A reconciliation of net loss to net income excluding identified items and to EBITDA including and excluding identified items for the year ended December 31, 2025 is shown in the following table:

(amounts in millions)	Year Ended December 31, 2025
Net loss	$ (738)
Identified items	
add: Loss on sale of business, pre-tax[a]	6
add: Asset write-downs, pre-tax[b]	1,251
add: Cash Improvement Plan costs, pre-tax[c]	32
add: Site closure costs, pre-tax[d]	153
add: European transaction costs, pre-tax[e]	36
less: Income from discontinued operations, pre-tax[f]	(61)
less: Benefit from income taxes related to identified items	(116)
Net income excluding identified items	$ 563
Net loss	$ (738)
Provision for income taxes	84
Depreciation and amortization	1,390
Interest expense, net	390
EBITDA	$ 1,126
Identified items	
add: Loss on sale of business[a]	6
add: Asset write-downs[b]	1,251
add: Cash Improvement Plan costs[c]	32
add: Site closure costs[d]	153
add: European transaction costs[e]	36
less: EBITDA from discontinued operations[f]	(61)
EBITDA excluding identified items	$ 2,543

[a] In September 2025, we sold our U.S. specialty powders business, resulting in the recognition of a loss in our APS segment.
[b] Includes asset write-downs in excess of $10 million in aggregate for the period. For the year ended December 31, 2025, we recognized non-cash asset write-downs of $1,251 million, which included non-cash goodwill impairment charges of $400 million in our O&P-EAI segment and $572 million in our APS segment, non-cash impairment charges of $111 million for intangible assets and $99 million for property, plant and equipment in our APS segment, and non-cash impairment charges of $56 million for property, plant and equipment related to the European assets classified as held for sale within our O&P-EAI segment.
[c] In April 2025, the Company announced the Cash Improvement Plan, focused on strengthening financial performance, which resulted in employee-related charges across all segments.
[d] In March 2025, we announced the permanent closure of our Dutch PO joint venture asset, resulting in shutdown-related charges of $126 million in our I&D segment. Additionally, in December 2025, we recognized shutdown and employee-related charges of $20 million and $7 million related to sites in our APS and O&P-EAI segments, respectively.
[e] In June 2025, we announced plans to sell select olefins and polyolefins assets and the associated business in Europe, which resulted in selling expenses, separation costs and employee-related charges in our O&P-EAI segment.
[f] In February 2025, we ceased business operations at our Houston refinery. Accordingly, our refining business, previously disclosed as the Refining segment, is reported as a discontinued operation. The related operating results of our refining business are reported as discontinued operations for all periods presented.



A reconciliation of net income (loss) to EBITDA for the years ended December 31, 2021, 2022, 2023, 2024, and 2025 is shown in the following table:

(amounts in millions)		Year Ended December 31,				
		2021	2022	2023	2024	2025
Net income (loss)	$	5,617	3,889	2,121	1,367	(738)
Provision for income taxes		1,163	882	501	240	84
Depreciation and amortization		1,393	1,267	1,534	1,522	1,390
Interest expense, net		510	258	348	331	390
EBITDA	$	8,683	6,296	4,504	3,460	1,126

A reconciliation of diluted EPS to diluted EPS, excluding identified items, for the year ended December 31, 2025 is shown in the following table:

		Year Ended December 31, 2025
Diluted loss per share	$	(2.34)
Identified items		
add: Loss on sale of business		0.02
add: Asset write-downs[a]		3.62
add: Cash Improvement Plan costs		0.08
add: Site closure costs		0.35
add: European transaction costs		0.11
less: Income from discontinued operations		(0.14)
Diluted earnings per share excluding identified items	$	1.70

[a] Includes asset write-downs in excess of $10 million in aggregate for the period.

A reconciliation of net cash provided by operating activities to EBITDA, including and excluding LCM, gain or loss on sale of business and asset write-downs, for the years ended December 31, 2020, 2021, 2022, 2023, 2024 and 2025 is shown in the following table:

(amounts in millions)		Year Ended December 31,					
		2020	2021	2022	2023	2024	2025
Net cash provided by operating activities	$	3,404	7,695	6,119	4,942	3,819	2,262
Adjustments:							
Depreciation and amortization		(1,385)	(1,393)	(1,267)	(1,534)	(1,522)	(1,390)
Impairments		(582)	(624)	(69)	(518)	(949)	(1,251)
Amortization of debt-related costs		(21)	(35)	(14)	(9)	(11)	(11)
Share-based compensation		(55)	(66)	(70)	(91)	(91)	(91)
Inventory valuation charges		(16)	—	—	—	—	—
Equity income (loss), net of distributions of earnings		97	146	(344)	(189)	(339)	(104)
Deferred income tax (provision) benefit		(331)	198	(369)	(43)	437	156
Gain (loss) on sale of business		—	—	—	—	284	(6)
Gain of sale of assets		—	—	3	—	36	112
Changes in assets and liabilities that (provided) used cash:							
Accounts receivable		246	1,519	(1,005)	(110)	(127)	(687)
Inventories		(340)	742	91	(18)	(25)	(945)
Accounts payable		(217)	(1,301)	464	(141)	122	768
Other, net		627	(1,264)	350	(168)	(267)	449
Net income (loss)		1,427	5,617	3,889	2,121	1,367	(738)
Provision for (benefit from) income taxes		(43)	1,163	882	501	240	84
Depreciation and amortization		1,385	1,393	1,267	1,534	1,522	1,390
Interest expense, net		514	510	258	348	331	390
EBITDA		3,283	8,683	6,296	4,504	3,460	1,126
add: LCM charges		16	—	—	—	—	—
less: (Gain) loss on sale of business[a]		—	—	—	—	(284)	6
add: Asset write-downs[b]		582	624	69	518	1,065	1,251
EBITDA excluding LCM, gain or loss on sale of business and asset write-downs	$	3,881	9,307	6,365	5,022	4,241	2,383

[a] In 2024, we sold our U.S. Gulf Coast-based EO&D business, resulting in the recognition of a gain, including fourth quarter post close adjustments, in our I&D segment. In September 2025, we sold our U.S. specialty powders business, resulting in the recognition of a loss in our APS segment.

[b] Includes asset write-downs in excess of $10 million in aggregate for the period. Reflects non-cash impairment charges related to our Houston refinery, recognized in 2020 and 2021, and non-cash impairment charges related to the sale of our polypropylene manufacturing facility in Australia, recognized in 2022. For the year ended December 31, 2023, we recognized non-cash asset write-downs of $518 million, which included a non-cash goodwill impairment charge of $252 million in our APS segment and a non-cash impairment charge of $192 million related to the Dutch PO joint venture asset in our I&D segment. For the year ended December 31, 2024, we recognized non-cash asset write-downs of $1,065 million, which included a non-cash impairment charge of $837 million related to European assets under strategic review in our O&P-EAI segment, non-cash impairment charges and the recognition of a deferred tax valuation allowance of $52 million and $121 million, respectively, related to a Chinese equity investment in our O&P-EAI segment, and a non-cash impairment charge of $55 million related to our specialty powders business in our APS segment. For the year ended December 31, 2025, we recognized non-cash asset write-downs of $1,251 million, which included non-cash goodwill impairment charges of $400 million in our O&P-EAI segment and $572 million in our APS segment, non-cash impairment charges of $111 million for intangible assets and $99 million for property, plant and equipment in our APS segment, and non-cash impairment charges of $56 million for property, plant and equipment related to the European assets classified as held for sale within our O&P-EAI segment.



A calculation of cash conversion for the years ended December 31, 2020, 2021, 2022, 2023, 2024 and 2025 is shown in the following table:

	Year Ended December 31,					
(amounts in millions)	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
Net cash provided by operating activities	$ 3,404	7,695	6,119	4,942	3,819	2,262
divided by: EBITDA excluding LCM, gain or loss on sale of business and asset write-downs[a]	$ 3,881	9,307	6,365	5,022	4,241	2,383
Cash conversion	88%	83%	96%	98%	90%	95%

[a] See above for a reconciliation of net cash provided by operating activities to EBITDA including and excluding LCM, gain or loss on sale of business and asset write-downs in excess of $10 million in aggregate for the period.

A calculation of dividends and share repurchases is shown in the following table:

(amounts in millions)	**Year Ended December 31, 2025**
Dividends paid – common stock	$ 1,764
Repurchases of Company ordinary shares	201
Dividends and share repurchases	$ 1,965

A reconciliation of net income to recurring annual EBITDA for the Value Enhancement Program ("VEP") is shown in the following table:

(amounts in millions)	**Target 2025**	**Unlocked Value 2025[b]**	**Target 2028**
Net income[a]	$ 760	$ 870	$ 1,140
Provision for income taxes	190	215	285
Depreciation and amortization	50	15	75
Interest expense, net	—	—	—
Recurring annual EBITDA[a]	$ 1,000	$ 1,100	$ 1,500

[a] Recurring annual EBITDA for the VEP is the year-end EBITDA run rate estimate based on 2017-2019 mid-cycle margins. Value unlocked as of December 2025 is based on a 2021 baseline, while incremental value unlocked starting in 2026 is based on a 2025 baseline.
[b] VEP delivered a year-end run-rate of approximately $1,100 million of recurring annual EBITDA in 2025. We incurred one-time costs of approximately $500 million from 2023 - 2025 to achieve this milestone.

Appendix B: Amended and Restated LyondellBasell Industries Long Term Incentive Plan


LYONDELLBASELL INDUSTRIES

LONG-TERM INCENTIVE PLAN


(1) *Plan*. LyondellBasell Industries N.V. (the "Company") previously established the LyondellBasell Industries 2010 Long-Term Incentive Plan, effective as of April 30, 2010 (the "Original Date"). The Company renamed the Plan as the LyondellBasell Industries Long-Term Incentive Plan (the "Plan") effective as of May 31, 2019 and previously amended and restated the Plan effective as of May 28, 2021. The Plan was most recently amended and restated, as set forth herein, effective as of ~~May 28, 2021~~May 22, 2026.

(2) *Objectives*. The purpose of the Plan is to further the interests of the Company and its stakeholders by providing incentives in the form of Awards to employees and directors who can contribute materially to the success and profitability of the Company. Such Awards will recognize and reward outstanding performances and individual contributions and give Participants in the Plan an interest in the Company parallel to that of the shareholders, thus enhancing the proprietary and personal interest of such Participants in the Company's continued success and progress. This Plan will also enable the Company to attract and retain such employees and directors.

(3) *Definitions*. As used herein, the terms set forth below shall have the following respective meanings:

"Affiliate" means any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company.

"Award" means an Employee Award or a Director Award.

"Award Agreement" means one or more Employee Award Agreements or Director Award Agreements.

"Board" means the Board of Directors of the Company.

"Cash Award" means an award denominated in cash.

"Cause" means, in the case of a particular Award, unless the applicable Award Agreement states otherwise, (i) the Company or an Affiliate having "cause" to terminate a Participant's employment or service, as defined in any employment or consulting agreement between the Participant and the Company or Affiliate in effect at the time of such termination or (ii) in the absence of any such agreement or definition therein, (A) the Participant's conviction for, plea of guilty or nolo contendere to a felony or its equivalent in accordance with local laws, (B) the Participant's commission of a material act or omission involving dishonesty or fraud in the course of a Participant's duties to the Company or an Affiliate, (C) the Participant's conduct that brings or is reasonably likely to bring the Company or an Affiliate into public disgrace or disrepute and that affects the Company's or any Affiliate's business in any material way, (D) the Participant's continuing and willful failure to perform duties as reasonably directed by the Company or Affiliate (which if curable, is not cured within 10 days after written notice thereof is provided to the Participant) or (E) the Participant's gross negligence or willful misconduct with respect to the Company or its Affiliates (which, if curable, is not cured within 10 days after written notice thereof is provided to the Participant). Any determination of whether Cause exists shall be made by the Committee in its sole discretion, and following a Change of Control such determination shall not be subject to delegation pursuant to Paragraph 7.



"Change of Control" is defined in Attachment A.

"Code" means the Internal Revenue Code of 1986, as amended from time to time. Reference to the Code shall be deemed to include any regulations or other interpretive guidance.

"Committee" means the Compensation Committee or any committee designated pursuant to Paragraph 7.

"Common Stock" means the ordinary shares of LyondellBasell Industries N.V., par value €0.04 per share.

"Company" means LyondellBasell Industries N.V., and any successor entity.

"Compensation Committee" means the Compensation and Talent Development Committee of the Board or any successor committee of the Board that is designated by the Board to administer certain portions of the Plan.

"Director" means an individual serving as a member of the Board.

"Director Award" means the grant of any Option, SAR, or Stock Award, whether granted singly or in combination, to a Participant who is a Nonemployee Director pursuant to such applicable terms, conditions, and limitations (including treatment as a Performance Award) as may be established in order to fulfill the objectives of the Plan.

"Director Award Agreement" means one or more agreements between the Company and a Nonemployee Director setting forth the terms, conditions, and limitations applicable to a Director Award.

"Dividend Equivalents" means an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to shareholders of record on a like number of shares of Common Stock. Dividend Equivalents shall not be provided with respect to any Award granted hereunder, except to the extent specifically provided under an Award Agreement and subject to the terms thereof.

"Employee" means any regular employee of a Participating Employer, including any such individual who is assigned to work for a joint venture with an Affiliate.

"Employee Award" means the grant of any Option, SAR, Stock Award, or Cash Award, whether granted singly or in combination, to an Employee pursuant to such applicable terms, conditions, and limitations (including treatment as a Performance Award) as may be established in order to fulfill the objectives of the Plan.

"Employee Award Agreement" means one or more agreements between the Company and an Employee setting forth the terms, conditions, and limitations applicable to an Employee Award.

"Fair Market Value" of a share of Common Stock means, as of a particular date, (i) if shares of Common Stock are listed on a national securities exchange, the final closing sales price per share of the Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (ii) if shares of Common Stock are not so listed, the mean between the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by the OTC Bulletin Board, or, if not reported by the OTC Bulletin Board, by Pink OTC Markets Inc., or (iii) if none of the above are applicable, the fair market value of a share of Common Stock as determined in good faith by the Committee in a manner that complies with the requirements of Section 409A of the Code, if applicable.

"Grant Date" means the date an Award is granted to a Participant pursuant to the Plan. The Grant Date for a substituted award is the grant date of the original award.

"Grant Price" means the price at which a Participant may exercise his or her right to receive cash or Common Stock, as applicable, under the terms of an Award.

"Nonemployee Director" means an individual serving as a member of the Board who is not an Employee.

"Option" means a right to purchase a specified number of shares of Common Stock at a specified Grant Price.

"Participant" means an Employee or a Director to whom an Award has been granted under this Plan.

"Participating Employer" means the Company, together with any Affiliate of the Company whose Employees are included in the Plan upon authorization of the Committee.

"Performance Award" means an award pursuant to this Plan, including any Option, SAR, Stock Award, or Cash Award, that is subject to the attainment of one or more Performance Goals.

"Performance Goal" means one or more standards established by the Committee to determine in whole or in part whether a Performance Award shall be earned.

"Restricted Stock" means any shares of Common Stock that are restricted or subject to forfeiture provisions.

"Restricted Stock Unit" means a Stock Unit that is restricted or subject to forfeiture provisions.

"Restriction Period" means a period of time beginning as of the Grant Date of an Award of Restricted Stock or Restricted Stock Units and ending as of the date upon which the Common Stock subject to or evidenced by such Award is no longer restricted or subject to forfeiture provisions.

"Stock Appreciation Right" or "SAR" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Common Stock on the date the right is exercised over a specified Grant Price, in each case, as determined by the Committee.

"Stock Award" means an Award in the form of shares of Common Stock or Stock Units, including an award of Restricted Stock or Restricted Stock Units, which may be granted in tandem with, to the extent relevant, a cash entitlement of €0.04 per share of Common Stock to satisfy the payment obligation to pay-up any newly issued shares of Common Stock.

"Stock-Based Award Limitations" has the meaning set forth in Paragraph 5.

"Stock Unit" means a unit evidencing the right to receive in specified circumstances one share of Common Stock or equivalent value (as determined by the Committee).

(4) *Eligibility*.

(a) Employees. All Employees are eligible for the grant of Employee Awards under this Plan in the discretion of the Committee. The Committee in its sole discretion shall designate Employees to be Participants by granting Awards under this Plan. The Committee may grant an Employee Award to an individual whom it expects to become an Employee within the following six months, with the Employee Award subject to the individual's actually becoming an Employee within that time, and subject to other terms and conditions the Committee establishes.

(b) Directors. Nonemployee Directors are eligible for the grant of Director Awards under this Plan. The Board in its sole discretion shall designate Nonemployee Directors to be Participants by granting Awards under this Plan.

(c) General. The granting of an Award under the terms of this Plan does not confer upon any Participant any right to any future Award. There is no obligation for uniformity among Participants.



(5) *Common Stock Available for Awards*. Subject to the provisions of Paragraph 19 hereof, no Award shall be granted if it shall cause the aggregate number of shares of Common Stock issued under this Plan plus the number of shares of Common Stock covered by or subject to Awards then outstanding under this Plan (after giving effect to the grant of the Award in question) to exceed ~~30,000,000~~38,000,000.

The number of shares of Common Stock that are the subject of Awards under this Plan that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the shares covered by an Award are not issued to a Participant or are exchanged for Awards that do not involve Common Stock, shall again immediately become available for Awards hereunder. Notwithstanding the foregoing or anything to the contrary contained herein, the following shares of Common Stock shall not again be made available for Awards hereunder: (i) shares tendered or withheld to satisfy the tax and withholding obligations for Awards; (ii) shares tendered by a Participant or withheld by the Company in payment of the Grant Price of an Award; (iii) shares subject to a SAR that are not issued in connection with its stock settlement on exercise thereof; and (iv) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options. Shares of Common Stock delivered under the Plan as an Award or in settlement of an Award issued or made (a) upon the assumption, substitution, conversion, or replacement of outstanding awards under a plan or arrangement of an entity acquired in a merger or other acquisition or (b) as a post-transaction grant under such a plan or arrangement of an acquired entity shall not reduce or be counted against the maximum number of shares of Common Stock available for delivery under the Plan, to the extent that the exemption for transactions in connection with mergers and acquisitions from the shareholder approval requirements of the New York Stock Exchange (or any applicable national stock exchange on which the Common Stock is then listed) for equity compensation plans applies. The Committee may from time to time adopt and observe such rules and procedures concerning the counting of shares against the Plan maximum or any sublimit as it may deem appropriate, including rules more restrictive than those set forth above to the extent necessary to satisfy the requirements of any national stock exchange on which the Common Stock is listed or any applicable regulatory requirement. The Board and the appropriate officers of the Company are authorized to take from time to time whatever actions are necessary, and to file any required documents with governmental authorities, stock exchanges, and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards. Shares of Common Stock delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or private purchase, or a combination of the foregoing.

Subject to the provisions of Paragraph 19 hereof, the following limitations shall apply to any Awards made hereunder:

 (a) No Employee may be granted during any calendar year Awards consisting of Options or SARs that are exercisable for more than 5,000,000 shares of Common Stock;

 (b) No Employee may be granted during any calendar year Stock Awards covering or relating to more than 1,000,000 shares of Common Stock (the limitation set forth in this clause (b), together with the limitation set forth in clause (a) above, being hereinafter collectively referred to as the "Stock-Based Award Limitations"); and

 (c) No Nonemployee Director may be granted during any calendar year Awards that exceed $2,000,000 in aggregate grant date fair market value, calculated by multiplying the number of units granted times the fair market value of our Common Stock on that date.

(6) *Administration*.

 (a) This Plan shall be administered by the Committee, except as otherwise provided herein.

 (b) Subject to the provisions hereof, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations, and guidelines for carrying out this Plan as it may deem necessary or proper. Subject to Paragraph 12 herein, the Committee may, in its discretion, provide for the extension of the exercisability of an Employee Award, accelerate the vesting or exercisability of an Employee Award, eliminate or make less restrictive any restrictions applicable to an Employee Award, waive any restriction or other provision of this Plan (insofar as such provision relates to Employee Awards) or an Employee Award, or otherwise amend or modify an Employee Award in any manner that is either (i) not adverse to the Participant to whom such Employee Award was granted (including in a manner which could result in accelerated or additional tax under Section 409A of the Code) or (ii) consented to by such Participant.



Notwithstanding anything herein to the contrary, without the prior approval of the Company's shareholders, Options or SARs issued under the Plan will not be repriced, replaced, or regranted through cancellation or by decreasing the exercise price of a previously granted Option or SAR, except as expressly provided by the adjustment provisions of Paragraph 19. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to further the Plan purposes. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive, and binding on all parties concerned.

(a) No member of the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of Paragraph 7 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee, or by any officer of the Company in connection with the performance of any duties under this Plan, except for his or her own willful misconduct, bad faith, or as expressly provided by statute.

(b) The Board shall have the same powers, duties, and authority to administer the Plan with respect to Director Awards as the Committee retains with respect to Employee Awards.

(7) *Delegation of Authority*. Following the authorization of a pool of cash or shares of Common Stock to be available for Awards, the Board or the Committee may authorize a committee of one or more members of the Board, or one or more officers of the Company, to grant individual Employee Awards from such pool pursuant to such conditions or limitations as the Board or the Committee may establish consistent with applicable law; provided that the Committee or full Board shall itself grant or approve the grant of awards to any Participant deemed to be an officer of the Company under Section 16 of the Exchange Act. The Committee may delegate to the Chief Executive Officer and to other employees of the Company its administrative duties under this Plan (excluding its granting authority for Awards, other than pursuant to authorization of a pool,) pursuant to such conditions or limitations as the Committee may establish. The Committee may engage or authorize the engagement of a third party administrator to carry out administrative functions under the Plan.

(8) *Employee Awards*.
The Committee shall determine the type or types of Employee Awards to be made under this Plan and shall designate from time to time the Employees who are to be the recipients of such Awards. Each Employee Award shall be embodied in an Employee Award Agreement, which shall contain such terms, conditions, and limitations as shall be determined by the Committee in its sole discretion and, if required by the Committee, shall be signed by the Participant to whom the Employee Award is granted and signed for and on behalf of the Company. Employee Awards may consist of those listed in this Paragraph 8 and may be granted singly or in combination. Employee Awards may also be granted in combination with, in replacement of (subject to the last sentence of Paragraph 17), or as alternatives to, grants or rights under this Plan or any other employee plan of the Company or any Participating Employer, including the plan of any acquired entity. Subject to the immediately following Clauses a. and b., an Employee Award may provide for the grant or issuance of additional, replacement, or alternative Employee Awards upon the occurrence of specified events, including the exercise of the original Employee Award granted to a Participant. All or part of an Employee Award may be subject to conditions established by the Committee, which may include, but are not limited to, continuous service with the Company and the Participating Employers, achievement of specific business objectives, items referenced in Clause e. below, and other comparable measurements of performance. Upon the termination of employment by a Participant who is an Employee, any unexercised, deferred, unvested, or unpaid Employee Awards shall be treated as set forth in the applicable Employee Award Agreement or as otherwise specified by the Committee. Notwithstanding the foregoing, any Award that constitutes a "stock right" within the meaning of Section 409A of the Code shall only be granted to Participants with respect to whom the Company is an "eligible issuer of service recipient stock" under Section 409A of the Code.

(a) Options. An Employee Award may be in the form of an Option. The Grant Price of an Option shall be not less than the Fair Market Value of the Common Stock subject to such Option on the Grant Date. The term of the Option shall extend no more than 10 years after the Grant Date. Options may not include provisions that "reload" the Option upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any Options awarded to Employees pursuant to this Plan, including the Grant Price, the term of the Options, the number of shares subject to the Option, and the date or dates upon which they become exercisable, shall be determined by the Committee.

(b) Stock Appreciation Rights. An Employee Award may be in the form of an SAR. On the Grant Date, the Grant Price of an SAR shall be not less than the Fair Market Value of the Common Stock subject to such SAR. The exercise period for an SAR shall extend no more than 10 years after the Grant Date. SARs may not include provisions that "reload" the SAR upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any SARs awarded to Employees pursuant to this Plan, including the Grant Price, the term of any SARs, and the date or dates upon which they become exercisable, shall be determined by the Committee.

(c) Stock Awards. An Employee Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Awards granted pursuant to this Plan shall be determined by the Committee.

(d) Cash Awards. An Employee Award may be in the form of a Cash Award. The terms, conditions, and limitations applicable to any Cash Awards granted pursuant to this Plan shall be determined by the Committee.

(e) Performance Awards. Without limiting the type or number of Employee Awards that may be made under the other provisions of this Plan, an Employee Award may be in the form of a Performance Award. The terms, conditions and limitations applicable to any Performance Awards granted to Participants pursuant to this Plan shall be determined by the Committee. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Participant and/or the portion of an Award that may be exercised.

(9) *Director Awards*.
The Board may grant Director Awards to Nonemployee Directors of the Company from time to time in accordance with this Paragraph 9. Director Awards may consist of those listed in this Paragraph 9 and may be granted singly or in combination. Each Director Award may, in the discretion of the Board, be embodied in a Director Award Agreement, which shall contain such terms, conditions, and limitations as shall be determined by the Board in its sole discretion and, if required by the Board, shall be signed by the Participant to whom the Director Award is granted and signed for and on behalf of the Company.

(a) Options. A Director Award may be in the form of an Option. The Grant Price of an Option shall be not less than the Fair Market Value of the Common Stock subject to such Option on the Grant Date. In no event shall the term of the Option extend more than 10 years after the Grant Date. Options may not include provisions that "reload" the option upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any Options awarded to Participants pursuant to this Paragraph 9, including the Grant Price, the term of the Options, the number of shares subject to the Option and the date or dates upon which they become exercisable, shall be determined by the Board.

(b) Stock Appreciation Rights. A Director Award may be in the form of an SAR. On the Grant Date, the Grant Price of an SAR shall be not less than the Fair Market Value of the Common Stock subject to such SAR. The exercise period for an SAR shall extend no more than 10 years after the Grant Date. SARs may not include provisions that "reload" the SAR upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any SARs awarded to Nonemployee Directors pursuant to this Plan, including the Grant Price, the term of any SARs, and the date or dates upon which they become exercisable, shall be determined by the Board.

(c) Stock Awards. A Director Award may be in the form of a Stock Award. Any terms, conditions, and limitations applicable to any Stock Awards granted to a Nonemployee Director pursuant to this Plan, including but not limited to rights to Dividend Equivalents, shall be determined by the Board.

(d) Performance Awards. Without limiting the type or number of Director Awards that may be made under the other provisions of this Plan, a Director Award may be in the form of a Performance Award. Any additional terms, conditions, and limitations applicable to any Performance Awards granted to a Nonemployee Director pursuant to this Plan shall be determined by the Board. The Board shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Nonemployee Director.

(10) *Change of Control*. Notwithstanding any other provisions of the Plan, including Paragraphs 8 and 9 hereof, unless treatment of an Award upon Change of Control is otherwise expressly addressed in the applicable Award Agreement, in the event of a Change of Control during a Participant's employment (or service as a Nonemployee Director) with the Company or a Participating Employer, followed within one year by the involuntary termination of employment of such Participant for any reason other than Cause (or separation from service of such Nonemployee Director), (i) each Award (other than any Performance Award) granted under this Plan to the Participant shall become immediately vested and fully exercisable and any restrictions applicable to the Award shall lapse, (ii) each Performance Award granted under this Plan to the Participant shall become immediately vested on a pro-rata basis, with the portion that vests determined by the fraction equal to (x) the number of whole calendar months of the Participant's employment in the applicable performance period ending on the vesting event divided by (y) the number of whole calendar months in the performance period (with the Performance Award deemed earned by reference to the attainment of the applicable Performance Goals as of the close of the last quarter ending on or before the Change of Control, as determined by the Committee in its sole discretion), and (iii) if the Award is an Option or SAR and has not been cancelled pursuant to the terms of the Plan, such Award shall remain exercisable until the expiration of the term of the Award. Notwithstanding the foregoing, with respect to any Stock Unit or Restricted Stock Unit or other Award that vests, pursuant to the terms of the Award Agreement, solely upon a Change of Control and that constitutes a "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code, the settlement of such Award pursuant to this Paragraph 10 shall only occur upon the Change of Control if such Change of Control constitutes a "change in control event" within the meaning of Treasury Regulation § 1.409A-3(i)(5). For purposes of this Paragraph 10, an involuntary termination shall include constructive termination of employment for good reason, which shall have the meaning set forth in the Award Agreement or, if not otherwise defined, shall mean the occurrence, without the Participant's express written consent, of a material diminution in the Participant's employment duties, responsibilities or authority, any material reduction in the Participant's base salary or targeted incentive compensation, or any relocation of the Participant's principal place of employment as of the date of the Change of Control of more than 100 miles, following which (i) the Participant provides written notice of the existence of the condition within 90 days after its initial existence (ii) the Company and its Affiliates fail to cure the condition within 30 days after receipt of the notice, and (iii) the Participant terminates employment within twelve months after the Change of Control.

(11) *Non-United States Participants*. The Committee may grant Awards to eligible persons outside the United States under such terms and conditions as may, in the judgment of the Committee, be necessary or advisable to comply with the laws of the applicable foreign jurisdictions and, to that end, may establish sub-plans, modified option exercise procedures, and other terms and procedures. Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law, any governing statute, or any other applicable law.

(12) *Minimum Vesting*. Awards granted ~~after May 31, 2019~~under the Plan shall be subject to a minimum vesting period of 12 months from the Grant Date. Notwithstanding the foregoing, the minimum vesting schedule shall not apply to: (a) Awards that vest in connection with a Participant's death, disability, retirement, involuntary termination not for Cause, or pursuant to Section 10 herein; and (b) any Awards covering shares totaling less than five percent of the total number of shares ~~(i) remaining available for issuance under the Plan pursuant to Section 5 immediately following May 31, 2019, or (ii)~~ authorized for issuance under the Plan ~~thereafter~~.

(13) *Payment of Awards*.

    (a) *General*. Payment made to a Participant pursuant to an Award may be made in the form of cash or Common Stock, or a combination thereof as the Committee may determine, and may include such restrictions as the Committee shall determine, including, in the case of Common Stock, restrictions on transfer and forfeiture provisions. Any certificates evidencing shares of Restricted Stock (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto.

(b) *Deferral*. With the approval of the Committee and in a manner which is intended to either (i) comply with Section 409A of the Code or (ii) not cause an Award to become subject to Section 409A of the Code, amounts payable to U.S. Participants in respect of Awards may be deferred and paid either in the form of installments or as a lump-sum payment.

(c) *Dividends, Earnings, and Interest*. Rights to dividends or Dividend Equivalents may be extended to and made part of any Stock Award, subject to such terms, conditions, and restrictions as the Committee may establish. The Committee may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments and Dividend Equivalents for Stock Awards.

(d) *Cash-out of Awards*. At the discretion of the Committee, an Award settled under Paragraph 13(a) may be settled by a cash payment in an amount that the Board shall determine in its sole discretion is equal to the fair market value of such Award (which, in the case of an Option or SAR, may be the excess, if any, of the Fair Market Value of the Common Stock subject to such Award over Grant Price of such Award).

(14) *Option Exercise*. The Grant Price of an Option shall be paid in full at the time of exercise in cash or, if permitted by the Committee and elected by the optionee, the optionee may purchase such shares by means of tendering Common Stock or surrendering a separate Award valued at Fair Market Value on the date of exercise, or any combination thereof (provided that such tendered or surrendered shares or Award do not result in adverse accounting treatment to the Company and such shares or Award are not subject to any pledge or security interest). The Committee shall determine acceptable methods for Participants who are Employees to tender Common Stock or other Employee Awards. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award. The Committee may also provide that an Option may be exercised by a "net-share settlement" method for exercising outstanding Options, whereby the exercise price thereof and/or any tax withholding thereon are satisfied by withholding from the delivery of the shares as to which such Option is exercised a number of shares having a fair market value equal to the applicable exercise price and/or the amount of any tax withholding, canceling such withheld number, and delivering the remainder. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this Paragraph 14.

(15) *Taxes*. The Company or its designated third party administrator shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Employee Award with respect to which withholding is required. If shares of Common Stock are transferred by the Participant to satisfy tax withholding, such shares must not be subject to any pledge or other security interest, must not result in adverse accounting treatment to the Company, and shall be valued based on the Fair Market Value when the tax withholding is required to be made.

(16) *Expatriate Participants*. Grants of Awards and payments of Awards made to expatriate Participants will be, pursuant to the applicable expatriate assignment policy of the Participating Employer, tax normalized based on typical income taxes and social security taxes in the expatriate Participant's home country relevant to the expatriate Participant's domestic circumstances.

(17) *Amendment, Modification, Suspension, or Termination of the Plan and Awards*. The Board may amend, modify, suspend, or terminate this Plan and any Award made thereunder at any time and for any reason, except that (i) no amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant and (ii) no amendment or alteration shall be effective prior to its approval by the shareholders of the Company to the extent such approval is required by applicable legal requirements or the applicable requirements of the securities exchange on which the Company's Common Stock is listed. Notwithstanding anything herein to the contrary, without the prior approval of the Company's shareholders: Options or SARs issued under the Plan will not be repriced, replaced, or regranted through cancellation or by decreasing the Grant Price of a previously granted Option or SAR, except as expressly provided by the adjustment provisions of Paragraph 19, and (iii) Options or SARs may not be repurchased by the Company for cash or other

consideration at a time when the exercise price under such Options or SARs is less than the Fair Market Value of the Common Stock subject to such Award.

(18) *Assignability*. Unless otherwise determined by the Committee and provided in an Award Agreement or the terms of an Award, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except by will, by beneficiary designation, or by the laws of descent and distribution. In the event that a beneficiary designation conflicts with an assignment by will or the laws of descent and distribution, the beneficiary designation will prevail. The Committee may prescribe and include in applicable Award Agreements or the terms of the Award other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this Paragraph 18 shall be null and void.

(19) *Adjustments*.

(a) The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the existing Common Stock), or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b) In the event of any subdivision or consolidation of outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock or other stock split, recapitalization or capital reorganization of the Company, consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting Common Stock or any distribution to holders of Common Stock of securities or property (including cash dividends that the Board determines are not in the ordinary course of business but excluding normal cash dividends or dividends payable in Common Stock), the Board shall make such adjustments as it determines, in its sole discretion, appropriate to (x) the number and kind of shares of Common Stock or other securities reserved under this Plan and (y)(i) the number and kind of shares of Common Stock or other securities covered by Awards, (ii) the Grant Price or other price in respect of such Awards, (iii) the Stock-Based Award Limitations and (iv) the appropriate Fair Market Value and other price determinations for such Awards to reflect such transaction. In the event of a corporate merger, consolidation, acquisition of assets or stock, separation, reorganization, or liquidation, the Board shall be authorized (x) to assume under the Plan previously issued compensatory awards, or to substitute new Awards for previously issued compensatory awards, including Awards, as part of such adjustment; (y) to cancel Awards that are Options or SARs and give the Participants who are the holders of such Awards notice and opportunity to exercise for 15 days prior to such cancellation; or (z) to cancel any such Awards and to deliver to the Participants cash in an amount that the Board shall determine in its sole discretion is equal to the fair market value of such Awards on the date of such event, which in the case of Options or SARs shall be the excess, if any, of the Fair Market Value of Common Stock on such date over the Grant Price of such Award.

(c) Notwithstanding the foregoing: (i) any adjustments made pursuant to Paragraph 19 to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in a manner which is intended to not result in accelerated or additional tax to a Participant pursuant to Section 409A of the Code; (ii) any adjustments made pursuant to Paragraph 19 to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner intended to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) do not result in accelerated or additional tax to a Participant pursuant to Section 409A of the Code; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to Paragraph 19 to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto as of the Grant Date.

(20) *Restrictions*. No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Any certificates evidencing shares of Common Stock delivered under this Plan (to the extent that



such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

(21) *Unfunded Plan*. This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants under this Plan, any such accounts shall be used merely as a bookkeeping convenience, including bookkeeping accounts established by a third party administrator retained by the Company to administer the Plan. The Company shall not be required to segregate any assets for purposes of this Plan or Awards hereunder, nor shall the Company, the Board or the Committee be deemed to be a trustee of any benefit to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement or the terms of the Award, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

(22) *Right to Employment; Claims to Award*. Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or any Participating Employer to terminate any Participant's employment or other service relationship at any time, or confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company or any Participating Employer. Nothing in the Plan confers upon any Employee or Director of the Company or an Affiliate, or other person, any claim or right to be granted an Award under the Plan, or, having been selected for the grant of an Award, to be selected for a grant of any other Award.

(23) *Successors*. All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

(24) *Governing Law*. This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Texas without regard to conflicts of law principles.

(25) *Limitation on Parachute Payments*. In the event the Award Agreement or any other agreement between the Participant and a Participating Employer does not contain any contrary provision regarding the method of avoiding or mitigating the impact of the golden parachute excise tax under Section 4999 of the Code on the Participant, then, notwithstanding any contrary provision of this Plan, if the aggregate present value of all parachute payments payable to or for the benefit of a Participant, whether payable pursuant to this Plan or otherwise, to the extent necessary, any Awards under the Plan shall be reduced in order that this limit not be exceeded, but only if, by reason of such reduction, the net after-tax benefit to the Participant shall exceed the net after-tax benefit if such reduction, together with all other reductions of parachute payments otherwise applicable, were not made. For purposes of this Paragraph 25, the terms "parachute payment," "base amount" and "present value" shall have the meanings assigned thereto under Section 280G of the Code. It is the intention of this Paragraph 25 to avoid excise taxes on the Participant under Section 4999 of the Code or the disallowance of a deduction to the Company pursuant to Section 280G of the Code.

(26) *Section 409A*. It is the intention of the Company that Awards granted under the Plan either (i) shall not be "nonqualified deferred compensation" subject to Section 409A of the Code, or (ii) shall meet the requirements of Section 409A of the Code such that no Participant shall be subject to tax pursuant to Section 409A of the Code in respect thereof, and the Plan and the terms and conditions of all Awards shall be interpreted accordingly. Notwithstanding any other provision of the Plan to the contrary, any payments (whether in cash, shares of Common Stock, or other property) with respect to any Award that constitutes "nonqualified deferred compensation" subject to Section 409A of the Code, to be made upon a Participant's termination of employment shall be made no earlier than (A) the first day of the seventh month following the Participant's "separation from service" (within the meaning of Section 409A of the Code) and (B) the Participant's death if at the time of such termination of employment the Participant is a "specified employee," within the meaning of Section 409A of the Code (as determined by the Company in accordance with its uniform policy with respect to all arrangements subject to Section 409A of the Code).



(27) *No Rights as Stockholder*. Except as otherwise specifically provided in the Plan or an Award Agreement, no person shall be entitled to the privileges of ownership in respect of shares of Common Stock that are subject to Awards until such time as such shares have been issued or delivered to that person.

(28) *Clawback*. Notwithstanding anything to the contrary contained in this Plan or any Award Agreement, Awards granted hereunder shall be subject to recovery or clawback by the Company under applicable legal requirements and any clawback policy <u>or award agreement</u> adopted by the Company, whether before or after the date of grant of the Award.

(29) *Miscellaneous*. Pronouns and other words in respect of gender shall be interpreted to refer to both genders, and the titles and headings of the sections in the Plan and Award Agreements are for convenience of reference only. In the event of any conflict, the text of the Plan (or applicable Award Agreement), rather than such titles and headings, shall control.



Attachment "A"

"Change of Control"

The following definitions apply to the Change of Control provision in Paragraph 10 of the foregoing Plan.

"Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect at the time of determination.

"Associate" shall mean, with reference to any Person, (a) any corporation, firm, partnership, association, unincorporated organization, or other entity (other than the Company or a subsidiary of the Company) of which such Person is an officer or general partner (or officer or general partner of a general partner) or is, directly or indirectly, the Beneficial Owner of 10% or more of any class of equity securities, (b) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

"Beneficial Owner" shall mean, with reference to any securities, any Person if:

(a) such Person or any of such Person's Affiliates and Associates, directly or indirectly, is the "beneficial owner" of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act, as in effect at the time of determination) such securities or otherwise has the right to vote or dispose of such securities;

(b) such Person or any of such Person's Affiliates and Associates, directly or indirectly, has the right or obligation to acquire such securities (whether such right or obligation is exercisable or effective immediately or only after the passage of time or the occurrence of an event) pursuant to any agreement, arrangement, or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, other rights, warrants, or options, or otherwise; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to "beneficially own," (i) securities tendered pursuant to a tender or exchange offer made by such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange or (ii) securities issuable upon exercise of Exempt Rights; or

(c) such Person or any of such Person's Affiliates or Associates (i) has any agreement, arrangement or understanding (whether or not in writing) with any other Person (or any Affiliate or Associate thereof) that beneficially owns such securities for the purpose of acquiring, holding, voting (except as set forth in the proviso to subsection (a) of this definition) or disposing of such securities or (ii) is a member of a group (as that term is used in Rule 13d-5(b) of the General Rules and Regulations under the Exchange Act) that includes any other Person that beneficially owns such securities;

provided, however, that nothing in this definition shall cause a Person engaged in business as an underwriter of securities to be the Beneficial Owner of, or to "beneficially own," any securities acquired through such Person's participation in good faith in a firm commitment underwriting until the expiration of 40 days after the date of such acquisition. For purposes hereof, "voting" a security shall include voting, granting a proxy, consenting or making a request or demand relating to corporate action (including, without limitation, a demand for a shareholder list, to call a shareholder meeting, or to inspect corporate books and records), or otherwise giving an authorization (within the meaning of Section 14(a) of the Exchange Act) in respect of such security.

The terms "beneficially own" and "beneficially owning" shall have meanings that are correlative to this definition of the term "Beneficial Owner."

"Board" shall have the meaning set forth in the foregoing Plan.

"Change of Control" shall mean any of the following occurring after the Original Date:

(a) any Person (other than an Exempt Person) shall become the Beneficial Owner of 50% or more of the shares of Common Stock then outstanding or 50% or more of the combined voting power of the Voting Stock of the Company then outstanding; provided, however, that no Change of Control shall be deemed to occur for purposes of this subsection (a) if such Person shall become a Beneficial Owner of 50% or more of the shares of Common Stock or 50% or more of the combined voting power of the Voting Stock of the Company solely as a result of (i) an Exempt Transaction or (ii) an acquisition by a Person pursuant to a reorganization, merger, or consolidation, if, following such reorganization, merger, or consolidation, the conditions described in clauses (i), (ii), and (iii) of subsection (c) of this definition are satisfied;

(b) individuals who, as of the Original Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Original Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board; provided, further, that there shall be excluded, for this purpose, any such individual whose initial assumption of office occurs as a result of any actual or threatened Election Contest that is subject to the provisions of Rule 14a-11 of the General Rules and Regulations under the Exchange Act;

(c) the Company shall consummate a reorganization, merger, or consolidation, in each case, unless, following such reorganization, merger, or consolidation, (i) 50% or more of the then outstanding shares of common stock of the corporation, or common equity securities of an entity other than a corporation, resulting from such reorganization, merger, or consolidation and the combined voting power of the then outstanding Voting Stock of such corporation or other entity are beneficially owned, directly or indirectly, by all or substantially all of the Persons who were the Beneficial Owners of the outstanding Common Stock immediately prior to such reorganization, merger, or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, or consolidation, of the outstanding Common Stock, (ii) no Person (excluding any Exempt Person or any Person beneficially owning, immediately prior to such reorganization, merger, or consolidation, directly or indirectly, 50% or more of the Common Stock then outstanding or 50% or more of the combined voting power of the Voting Stock of the Company then outstanding) beneficially owns, directly or indirectly, 50% or more of the then outstanding shares of common stock of the corporation, or common equity securities of an entity other than a corporation, resulting from such reorganization, merger, or consolidation or the combined voting power of the then outstanding Voting Stock of such corporation or other entity, and (iii) at least a majority of the members of the board of directors of the corporation, or the body which is most analogous to the board of directors of a corporation if not a corporation, resulting from such reorganization, merger, or consolidation were members of the Incumbent Board at the time of the initial agreement or initial action by the Board providing for such reorganization, merger, or consolidation; or

(d) (i) complete liquidation or dissolution of the Company unless such liquidation or dissolution is approved as part of a plan of liquidation and dissolution involving a sale or disposition of all or substantially all of the assets of the Company to a corporation with respect to which, following such sale or other disposition, all of the requirements of clauses (ii)(A), (B), and (C) of this subsection (d) are satisfied, or (ii) the Company shall consummate the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation or other entity, with respect to which, following such sale or other disposition, (A) 50% or more of the then outstanding shares of common stock of such corporation, or common equity securities of an entity other than a corporation, and the combined voting power of the Voting Stock of such corporation or other entity is then beneficially owned, directly or indirectly, by all or substantially all of the Persons who were the Beneficial Owners of the outstanding Common Stock immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the outstanding Common Stock, (B) no Person (excluding any Exempt Person and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 50% or more of the Common Stock then outstanding or 50% or more of the combined voting power of the Voting Stock of the Company then outstanding) beneficially owns, directly or indirectly, 50% or more of the then outstanding shares of common stock of such corporation, or common equity securities of an entity other than a corporation, and the combined voting power of the then outstanding Voting Stock of such corporation or other entity, and (C) at least a majority of the members of the board of directors of such corporation, or the body which is most analogous to the board of directors of a corporation if not a corporation, were members of the Incumbent Board at the time of the initial agreement or initial action of the Board providing for such sale or other disposition of assets of the Company.

"Common Stock" shall have the meaning set forth in the foregoing Plan.

"Company" shall have the meaning set forth in the foregoing Plan.

"Election Contest" shall mean a solicitation of proxies of the kind described in Rule 14a-12(c) under the Exchange Act.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Exempt Person" shall mean any of the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, and any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan.



"Exempt Rights" shall mean any rights to purchase shares of Common Stock or other Voting Stock of the Company if at the time of the issuance thereof such rights are not separable from such Common Stock or other Voting Stock (i.e., are not transferable otherwise than in connection with a transfer of the underlying Common Stock or other Voting Stock), except upon the occurrence of a contingency, whether such rights exist as of the Original Date or are thereafter issued by the Company as a dividend on shares of Common Stock or other Voting Securities or otherwise.

"Exempt Transaction" shall mean an increase in the percentage of the outstanding shares of Common Stock or the percentage of the combined voting power of the outstanding Voting Stock of the Company beneficially owned by any Person solely as a result of a reduction in the number of shares of Common Stock then outstanding due to the repurchase of Common Stock or Voting Stock by the Company, unless and until such time as (a) such Person or any Affiliate or Associate of such Person shall purchase or otherwise become the Beneficial Owner of additional shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock or additional Voting Stock representing 1% or more of the combined voting power of the then outstanding Voting Stock, or (b) any other Person (or Persons) who is (or collectively are) the Beneficial Owner of shares of Common Stock constituting 1% or more of the then outstanding shares of Common Stock or Voting Stock representing 1% or more of the combined voting power of the then outstanding Voting Stock shall become an Affiliate or Associate of such Person.

"Person" shall mean any individual, firm, corporation, partnership, association, trust, unincorporated organization, or other entity.

"Voting Stock" shall mean, (i) with respect to a corporation, all securities of such corporation of any class or series that are entitled to vote generally in the election of, or to appoint by contract, directors of such corporation (excluding any class or series that would be entitled so to vote by reason of the occurrence of any contingency, so long as such contingency has not occurred) and (ii) with respect to an entity which is not a corporation, all securities of any class or series that are entitled to vote generally in the election of, or to appoint by contract, members of the body which is most analogous to the board of directors of a corporation.



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